The information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission. This preliminary information statement shall not constitute an offer to sell or a solicitation of an offer to buy any securities.

Exhibit 99.1

SUBJECT TO COMPLETION OR AMENDMENT, DATED MAY 17, 2002

INFORMATION STATEMENT RELATING TO THE SPIN-OFF OF

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

FROM IMPCO TECHNOLOGIES, INC.

Common Stock
(par value $0.001 per share)

This information statement is being furnished in connection with the pro rata distribution by IMPCO Technologies, Inc. to its stockholders of all outstanding shares of common stock of Quantum Fuel Systems Technologies Worldwide, Inc., which will conduct the business currently conducted by IMPCO’s automotive OEM division.

Shares of Quantum common stock will be distributed to holders of record of IMPCO common stock as of the close of business on the record date of the distribution, which is             , 2002. Each of those holders will receive one share of Quantum common stock for every share of IMPCO common stock held on the record date. You do not have to take any action to receive your shares of Quantum common stock. Share certificates representing shares of Quantum common stock will be mailed as promptly as practicable after the effective date of the distribution. You will receive a check for the cash equivalent of any fractional shares you otherwise would have received in the distribution. No consideration will be paid by holders of IMPCO common stock for shares of Quantum common stock.

No public market currently exists for the Quantum common stock. However, we have applied to list the Quantum common stock on the Nasdaq National Market under the symbol “QTWW.” If the shares are accepted for listing on the Nasdaq National Market, we expect that a “when-issued” market will develop on or shortly before the record date for the distribution and that regular trading will begin on the first business day after the effective date of the distribution.

Stockholders with inquiries relating to the distribution should contact Mellon Investor Services LLC, the distribution agent, at (206) 674-3031 or Dale Rasmussen, Senior Vice President of IMPCO, at (206) 575-1594.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 10.

Stockholder approval of the distribution is not required or sought. We are not asking you for a proxy and you are requested not to send us a proxy.

This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities of IMPCO or Quantum.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this information statement. Any representation to the contrary is a criminal offense.

The date of this information statement is            , 2002

SUMMARY

The following is a summary of some of the information contained in this information statement. In addition to this summary, we urge you to read the entire information statement carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and our financial statements. Unless otherwise indicated, the references in this information statement to the “Company,” “Quantum,” “we,” “us,” and “our” refer to Quantum Fuel Systems Technologies Worldwide, Inc., a Delaware corporation.

We describe in this information statement the businesses to be contributed to us by IMPCO Technologies, Inc. immediately prior to the distribution, described under “—The Distribution,” as if they were our businesses for all historical periods described. Following the distribution, we will be an independent public company, and IMPCO will have no continuing stock ownership in us. Accordingly, our historical financial results as part of IMPCO contained herein may not reflect our financial results in the future as an independent company or what our financial results would have been had we been a stand-alone company during the periods presented. This information statement assumes that our common stock has been approved for listing on the Nasdaq National Market.

Our Company

We design, manufacture and supply integrated fuel systems to original equipment manufacturers (OEMs) of fuel cell applications and alternative fueled vehicles. These fuel cell applications include transportation and industrial vehicles, stationary power generation and portable power generation. Alternative fuel vehicles include cars, trucks and buses powered by internal combustion engines that operate primarily on natural gas or propane. Our advanced fuel systems comprise the storage, monitoring, control and injection of gaseous fuels to improve efficiency, enhance power output, and reduce pollutant emissions from fuel cell systems and internal combustion engines. Our fuel systems enable fuel cells and internal combustion engines to operate on hydrogen, natural gas or propane.

Our integrated gaseous fuel systems are based on the following core competencies:

•	Fuel storage — advanced composite, ultra-lightweight tanks that provide cost-effective storage of large quantities of hydrogen or natural gas;

•	Fuel delivery — pressure regulators, fuel injectors, flow control valves, and other components designed to control the pressure, flow and metering of gaseous fuels;

•	Electronic controls — solid-state components and proprietary software that monitor and optimize fuel pressure and flow to meet manufacturers’ fuel cell or engine requirements; and

•	Systems integration — services to integrate gaseous fuel storage, delivery and electronic control components to meet OEM requirements.

We supply our advanced gaseous fuel systems for alternative fuel vehicle applications to OEM customers for use by consumers and commercial and government fleets. Since 1997, we have sold over 14,000 fuel systems for alternative fuel vehicle applications, primarily to General Motors. General Motors has sold substantially all of these vehicles to its customers. We also provide our integrated gaseous fuel systems for fuel cell applications to major OEMs through funded research and development contracts and on a prototype basis. These products are not currently used on a commercial basis and will require additional product development over the next five years. Additionally, we believe that these systems will reach production volumes only if OEMs produce fuel cell applications using our systems on a commercial basis. We believe that a commercial market for our fuel cell enabling technologies will develop beginning in 2004 to 2005. We plan to continue the development of our fuel cell enabling technologies to meet this commercialization in 2004. We believe that the commercialization of stationary fuel cells for residential, emergency back-up, and uninterruptible power supply applications will precede the commercialization of fuel cell vehicles.

We regularly survey and evaluate the benefits of joint ventures, acquisitions and strategic alliances with our customers and other participants in the alternative fuel OEM vehicle industry and emerging fuel cell industry to strengthen our business position. We have focused our strategic alliances on expanding our market opportunities and advancing the development of our technologies. We have strategic alliances with ATK Thiokol Propulsion, General Motors and IMPCO.

In June 2001, we announced a strategic alliance with General Motors in which General Motors will acquire a 19.9% equity position in our company following the spin-off. General Motors will have the right to maintain its 19.9% interest in our company through our first public equity offering for cash without being required to make any additional payment for the additional shares it would receive. Under the alliance, we and General Motors will co-develop technologies that will aid in more rapid commercialization of fuel cell applications. General Motors will promote our company throughout the General Motors organization as a recommended provider of hydrogen storage, hydrogen handling and associated electronic controls that meet OEM requirements. The strategic alliance with General Motors is conditioned on and becomes effective upon completion of the spin-off. For the fiscal year ended April 30, 2001 and the nine months ended January 31, 2002, approximately 98.7% and 93.3% of our revenues were related to sales of our products to and contracts with General Motors.

Prior to the distribution, IMPCO, as a whole, designed, manufactured and supplied fuel storage, fuel delivery and electronic control systems that allow internal combustion engines and fuel cells to operate using clean fuels such as hydrogen, propane and natural gas.

Through this distribution, IMPCO is spinning off the portion of its business that is focused on developing and manufacturing fuel storage, fuel delivery and electronic control systems for fuel cell and automotive OEM applications, which is the business described in this information statement as our business. In fiscal year 2001, our businesses accounted for approximately 27% of IMPCO’s assets, 140% of IMPCO’s operating loss and 22% of IMPCO’s total revenue. For the fiscal year ended April 30, 2001 and the nine months ended January 31, 2002, we had revenues of approximately $23.4 million and $16.3 million and net losses of approximately $30.2 million and $35.1 million. Our business is characterized by different customers, distribution channels and technological evolution than IMPCO’s other businesses, which are focused on providing gaseous fuel components and systems for the mobile vehicle aftermarket, material handling, stationary and portable power generation and industrial markets. Our separation from IMPCO will give us improved access to the capital markets, allow us to focus greater management attention and resources on opportunities for our business in the fuel cell and automotive OEM markets, and help us focus on better managing our cost structure. IMPCO will similarly benefit by being able to focus on its retained businesses and market opportunities.

Strategy

Our business strategy is to advance our fuel cell enabling technologies and take advantage of current opportunities in the market for OEM natural gas and propane vehicles. Our objective is to be the leading developer and supplier of integrated systems that store gaseous fuels and monitor and control the pressure and flow of those fuels for fuel cells and internal combustion engines. Our strategy for achieving this objective includes the following initiatives:

•	Providing fuel systems to the stationary fuel cell power generation market;

•	Developing and supplying integrated fuel systems for fuel cell vehicle applications;

•	Focusing our research and development on fuel cell enabling technologies;

•	Increasing our participation in the alternative fuel OEM vehicle markets; and

•	Continuing our participation in the development of industry standards relating to hydrogen storage and handling.

The Distribution

Please see “The Distribution” for a more detailed description of the matters described below.

Distributing Company
IMPCO Technologies Inc., a leading designer, manufacturer and supplier of fuel storage, fuel delivery and electronic control systems that allow internal combustible engines and fuel cells to operate using clean fuels. IMPCO has historically operated in three major business segments: automotive OEM, gaseous fuel products and international operations.

Distributed Company
Quantum Fuel Systems Technologies Worldwide, Inc., which will own the automotive OEM business formerly conducted by IMPCO and described in this information statement. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” for a description of this business.

Distribution Ratio
We currently expect that the distribution ratio will be one share of Quantum common stock for every share of IMPCO common stock outstanding on the record date. The actual distribution ratio is subject to final determination by IMPCO’s board of directors. Based on this assumed distribution ratio, each holder of IMPCO common stock would receive one share of our common stock for every share of IMPCO common stock held on the record date. All share numbers of Quantum common stock in this Preliminary Information Statement assume a one-for-one distribution ratio.

Securities to be Distributed
Assuming a one-for-one distribution ratio as described above, and based on 14,122,836 shares of IMPCO common stock outstanding on May 13, 2002 and assuming no exercise of outstanding options and warrants, approximately 14,122,836 shares of our common stock will be distributed. The shares of our common stock to be distributed will constitute all of the outstanding shares of our common stock immediately after the distribution. In connection with our strategic alliance with General Motors, immediately after the distribution we will issue to General Motors shares of our Series A common stock representing 19.9% of our total outstanding capital stock after the distribution. See “Description of Capital Stock” for a more detailed description of the Series A common stock. IMPCO stockholders will not be required to pay for the shares of our common stock to be received by them in the distribution, or to surrender or exchange shares of IMPCO common stock in order to receive our common stock, or to take any other action in connection with the distribution.

Fractional Shares
Fractional shares of our common stock will not be distributed. Fractional shares held by holders of record will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to those stockholders who would otherwise have received fractional interests. These proceeds may be taxable to those stockholders.

Distribution Agent, Transfer Agent and Registrar for the Shares	Mellon Investor Services LLC will be the distribution agent, transfer agent and registrar for the shares of our common stock.

Record Date	The record date is the close of business on , 2002.

Distribution Date	11:59 p.m. on , 2002.

Federal Income Tax Consequences of the Distribution
If the distribution qualifies under Section 355 of the Internal Revenue Code, it will be tax-free to IMPCO’s stockholders, except for cash received in lieu of fractional shares. The distribution is conditioned upon the receipt by IMPCO of an opinion from Morrison & Foerster LLP to the effect that the distribution will qualify under Section 355 of the Internal Revenue Code. The opinion of Morrison & Foerster LLP is not binding on the Internal Revenue Service and no assurance can be given that the Internal Revenue Service or the courts will agree with their opinion. Under certain circumstances, even if the distribution qualifies under Section 355 of the Internal Revenue Code, it could be taxable to IMPCO under Section 355(e) of the Internal Revenue Code.

Stock Exchange Listing
There is not currently a public market for our common stock. We have applied to list our common stock on the Nasdaq National Market under the symbol “QTWW.” It is anticipated that trading will commence on a “when-issued” basis prior to the distribution. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading in respect of our common stock will end and regular-way trading will begin. Regular-way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction. We cannot predict the trading prices for our common stock before or after the distribution date.

Relationship Between IMPCO and Us After the Distribution
Following the distribution, we will be an independent public company, and IMPCO will have no continuing stock ownership interest in us. Prior to the distribution, we and IMPCO will enter into a Contribution and Distribution Agreement and several ancillary agreements for the purpose of accomplishing the contribution of IMPCO’s automotive OEM business to us and the distribution of our common stock to IMPCO’s stockholders. These agreements also will govern our relationship with IMPCO subsequent to the distribution and provide for the allocation of employee benefit, tax and some other liabilities and obligations attributable to periods prior to the distribution. These agreements also include arrangements with respect to intellectual property, interim services and a number of on-going commercial relationships, including a strategic alliance. The Contribution and Distribution Agreement includes an agreement that we generally will indemnify IMPCO against liabilities arising out of its automotive OEM business being transferred to us and that IMPCO generally will indemnify us against liabilities arising out of IMPCO’s retained businesses. Please see “Relationship Between IMPCO and Our Company After the Distribution” for a more detailed description of these agreements.

Post-Distribution Dividend Policy
We do not anticipate paying any dividends on our common stock in the foreseeable future. The payment and amount of dividends by us after the distribution, however, will be subject to the discretion of our board of directors.

Risk Factors	Stockholders should carefully consider the matters discussed in the section captioned “Risk Factors.”

Our Principal Executive Offices	Our principal executive offices are located at 17872 Cartwright Road Irvine, California 92614 and our telephone number at that location is (949) 399-4500.

We were incorporated under the laws of the state of Delaware on October 13, 2000, as a wholly-owned subsidiary of IMPCO. Quantum Fuel Systems Technologies Worldwide and TriShield are our trademarks. This information statement contains trademarks and trade names of other companies.

Summary Historical and Pro Forma Financial Information

The following table sets forth our summary historical and pro forma financial information derived from our audited financial statements for the fiscal years ended and as of April 30, 1999, 2000 and 2001, our unaudited interim financial statements for the nine months ended and as of January 31, 2002, and our unaudited pro forma condensed financial statements included elsewhere in this information statement. Such summary financial information may not be indicative of our future performance as an independent company. In our opinion, all adjustments, which consist only of normal and recurring accruals, considered necessary for a fair presentation have been included in our unaudited financial statements. The unaudited pro forma financial statements were prepared as if the distribution and related transactions had occurred as of January 31, 2002 for the unaudited pro forma condensed balance sheet and as of May 1, 2000 for the unaudited pro forma condensed statements of operations. Our fiscal year ends on April 30 each year. The summary financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited pro forma condensed financial statements and notes thereto, and the financial statements and notes thereto included elsewhere in this information statement.

The pro forma balance sheet gives effect to:

•
our issuance to IMPCO of 14,121,836 shares of our common stock in exchange for IMPCO’s transfer to us of assets and $12 million in cash and the assumption by IMPCO of $12 million of our outstanding debt;

•
the distribution by IMPCO to its stockholders of 14,122,836 shares of our common stock held by IMPCO, assuming a one-for-one distribution ratio and based on 14,122,836 shares of IMPCO common stock outstanding on May 13, 2002;

•	the conversion of invested equity into stockholders’ equity; and

•
the issuance of 3,508,669 shares of our Series A common stock to General Motors in connection with our strategic alliance with General Motors, recorded at the expected market value on the date of the distribution of approximately $30 million (which is subject to adjustment for the actual fair value on the date of the distribution).

•	an intangible asset of $30 million for the fair market value of the Series A common stock issued to General Motors.

	Historical Fiscal Year Ended April 30,			Pro Forma Fiscal Year Ended April 30, 2001	Historical Nine Months Ended January 31, 2002	Pro Forma Nine Months Ended January 31, 2002
	1999	2000	2001
				(unaudited)	(unaudited)	(unaudited)
	(dollars in thousands)
Statement of Operations Information:
Revenue	$24,469	$22,341	$23,358	$23,358	$16,286	$16,286
Cost and expenses:
Cost of product sales	15,347	15,081	19,452	19,452	18,512	18,512
Research and development	8,902	12,956	26,687	26,687	26,282	26,282
Selling, general and administrative	3,713	4,939	7,459	10,459	6,350	8,600
Operating loss	(3,493)	(10,635)	(30,240)	(33,240)	(34,858)	(37,108)
Interest expense	—	—	4	4	301	301
Other income	—	—	—	—	9	9
Net loss	(3,493)	(10,635)	(30,244)	(33,244)	(35,150)	(37,400)
Pro Forma basic and diluted loss per share			(1.72)	(1.89)	(1.99)	(2.12)

Balance Sheet Information:
Total assets	18,597	23,399	32,815		32,493	74,497
Long-term obligations, less current portion	—	—	183		170	170
Equity	15,866	19,357	23,992		10,065	64,069

FORWARD-LOOKING STATEMENTS

This information statement and other materials filed or to be filed by IMPCO or Quantum with the Securities and Exchange Commission, as well as information included in oral statements or other written statements made or to be made by IMPCO and Quantum, contain forward-looking statements that involve risks and uncertainties. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and assumptions. We use words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate” and variations of these words and similar expressions to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in “Risk Factors” and elsewhere in this information statement and the documents incorporated by reference in this information statement. You should not place undue reliance on these forward-looking statements, which reflect our view only as of the date of this information statement.

RISK FACTORS

In addition to the information contained elsewhere in this document, you should carefully read the following risk factors related to Quantum and the distribution.

Risks Related To Our Separation From IMPCO

We have no history operating as an independent company, and we may be unable to make the changes necessary to operate successfully as a stand-alone business.

Prior to the distribution, our business was operated by IMPCO as a segment of its broader corporate organization rather than as a stand-alone company. IMPCO assisted us by providing financing and other corporate functions such as legal and tax functions. Following the distribution, IMPCO will have no obligation to provide assistance to us other than the interim services which will be provided by IMPCO and which are described in “Relationship Between IMPCO and Our Company After the Distribution.” These interim services include, among other things, information technology services, immigration services, employee benefits administration, affirmative action administration, and payroll processing. Because we have never operated as an independent company, we cannot assure you that we will be able to successfully implement the changes necessary to operate independently. We could also incur significant additional costs operating independently, which could have a negative effect on our business, results of operations and financial condition.

We are in the process of creating our own, or engaging third parties to provide, systems and business functions to replace many of the services and business functions IMPCO provides us. We may not be successful in implementing these changes. If we do not have in place our own business functions or if we do not have agreements with other service providers once our interim services agreement with IMPCO expires, our business, results of operations and financial condition may be negatively affected.

Our historical financial information may not be representative of our results as a stand-alone company and, therefore, may not be reliable as an indicator of our historical or future results.

The historical financial data we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been a stand-alone company during the periods presented or what our results of operations, financial position and cash flows will be in the future. This is because:

•
our financial statements reflect allocations, primarily with respect to corporate overhead and research and development, for services provided to us by IMPCO, which allocations may not reflect the costs we will incur for similar services as a stand-alone company; and

•
the information does not reflect changes that we expect to incur in the future as a result of our separation from IMPCO, including changes in how we fund our operations, conduct research and development, and manage tax and employee matters.

Therefore, our financial statements may not be indicative of our future performance as an independent company. For additional information about our past financial performance and the basis of presentation of our financial statements, please see “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this information statement.

After the distribution we will no longer be able to access IMPCO’s cash flows or its ability to raise capital.

Historically IMPCO provided financing to us through its cash flows, by incurring debt and obtaining equity financing at the parent level. After the distribution, we will not have access to financing from IMPCO and we will be responsible for obtaining our own debt and equity financing.

We will need to raise additional capital in order to continue operations and complete our product development and commercialization plans beyond the near term.

We believe that our cash flow from operations and available cash will be adequate to meet our current liquidity needs. However, we anticipate that we will need to raise funds to continue operations beyond the near term and complete the development and commercialization of our fuel cell enabling technologies. These funds may not be available on acceptable terms, if at all. Our product development and commercialization schedule could be delayed if we are unable to fund our research and development activities or the development of our manufacturing infrastructure for new products. We do not know whether we will be able to secure additional funding on terms acceptable to us.

Because there has not been any public market for our common stock and our stock may be considered a technology stock, the market price and trading volume of our common stock may be volatile.

Prior to the distribution, there has been no trading market for our common stock. Accordingly, we cannot predict the extent to which investors’ interest will lead to a liquid trading market or whether the market price of our common stock will be volatile. The combined trading prices of IMPCO common stock and our common stock after the distribution may be less than, equal to or greater than the trading price of IMPCO common stock prior to the distribution. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risk factors listed in this information statement or for reasons unrelated to our specific performance. Our common stock may be considered a technology stock by investors. Technology stocks have recently experienced extreme price and volume fluctuations. Therefore, the market price and trading volume of our common stock also may be extremely volatile.

Although we are seeking to list our common stock on the Nasdaq National Market, there is no existing market for our common stock. We cannot assure you as to the trading prices for our common stock either in the “when-issued” market or after “regular-way” trading begins. Until our common stock is fully distributed and an orderly market develops, the trading prices for our common stock may be adversely affected by the sale of a substantial number of shares. Prices for our common stock may also be influenced by the depth and liquidity of the market for our common stock, investor perceptions about us and our businesses, our future financial results, the absence of cash dividends on our common stock and general economic and market conditions.

There are certain tax risks in connection with the distribution.

If the distribution qualifies under Section 355 of the Internal Revenue Code, it will be tax-free to IMPCO's stockholders for federal income tax purposes, except for cash received in lieu of fractional shares. No ruling has been or will be sought from the Internal Revenue Service with respect to the federal income tax consequences of the distribution. Although the distribution is conditioned upon the receipt of an opinion from Morrison & Foerster LLP to the effect that the distribution will qualify under Section 355 of the Internal Revenue Code, their opinion is not binding on the Internal Revenue Service. Accordingly, no assurance can be given that the Internal Revenue Service or the courts will agree with their opinion. The opinion will also be subject to certain assumptions and the accuracy and completeness of certain factual representations and statements made by us and IMPCO. If these assumptions, representations or statements are incorrect or incomplete in any material respect, the conclusions set forth in the opinion may not be correct. Although neither we nor IMPCO are aware of any facts or circumstances which would cause such representations or assumptions to be untrue, we cannot assure you that the distribution will be tax-free to IMPCO’s stockholders. Neither we nor IMPCO will indemnify any IMPCO stockholder who receives shares of our common stock in the distribution for any tax liabilities. If the distribution so qualifies, it will be tax-free to IMPCO as well, unless Section 355(e) of the Internal Revenue Code applies to the distribution, as discussed below.

Even if the distribution qualifies under Section 355 of the Internal Revenue Code, it will be taxable to IMPCO (but not its stockholders) if Section 355(e) of the Internal Revenue Code applies to the distribution. Section 355(e) of the Internal Revenue Code will apply if 50% or more of IMPCO stock or our stock, by vote or value, is acquired by one or more persons, other than IMPCO’s historic stockholders who receive our common stock in the distribution, acting pursuant to a plan or a series of related transactions that includes the distribution. Substantial uncertainty exists on the scope of Section 355(e) of the Internal Revenue Code, and we, our stockholders, IMPCO and its stockholders have undertaken, contemplate undertaking or may otherwise undertake in the future transactions which may cause Section 355(e) to apply to the distribution. Accordingly, we cannot provide you any assurance that the distribution will not be taxable to IMPCO, and neither we nor IMPCO will receive any opinion regarding the applicability of Section 355(e) of the Internal Revenue Code to the distribution.

We may be liable for taxes arising in connection with the distribution and the tax characteristics of the distribution may interfere with our ability to engage in desirable strategic transactions and issue equity securities.

Although any corporate taxes imposed in connection with the distribution generally would be imposed on IMPCO, we will be liable for all or a portion of such taxes in certain circumstances. As part of the distribution, IMPCO and we will enter into a tax allocation and indemnification agreement. Under this agreement, we generally will be liable for taxes and liabilities relating to the failure of the contribution to be tax-free. In addition, under the Contribution and Distribution Agreement, if the distribution fails to qualify under Section 355 of the Internal Revenue Code or Section 355(e) of the Internal Revenue Code applies to the distribution because of some action or omission by us, then we will be solely liable for any resulting taxes. We also agree that until three years after the distribution date, we will not take any of the following actions unless prior to taking such action we have obtained a written opinion of a law firm or a ruling from the Internal Revenue Service that such action will not affect the tax-free treatment of the distribution:

•	merge or consolidate with another corporation;

•	liquidate or partially liquidate;

•	sell or transfer all or substantially all of our assets;

•	redeem or repurchase our stock (except in certain limited circumstances); or

•	take any other action which could reasonably be expected have the effect of causing Section 355(e) of the Code to apply to the distribution.

These restrictions will not prohibit us from issuing the Series A common stock to General Motors or completing our initial public offering. Our liability arising in such circumstances could be substantial and there is no assurance that we will be able to satisfy our obligation. This obligation may also discourage, delay or prevent a merger, change of control, or other strategic or capital raising transactions involving our outstanding equity or issuance of new equity.

Risks Relating to Our Business

We may never be able to introduce commercially viable fuel storage, fuel delivery or electronic control products for fuel cell systems.

We do not know whether or when we will successfully introduce commercially viable fuel storage, fuel delivery or electronic control products for the fuel cell market. We have produced and are currently demonstrating a number of test and evaluation systems and are continuing our efforts to decrease the costs of our systems, improve their overall reliability and efficiency, and ensure their safety. However, we must complete substantial additional research and development on our systems before we can introduce commercially viable fuel storage and fuel delivery systems for fuel cells. Even if we are able to do so, our efforts will still depend upon the success of other companies in producing commercially viable fuel cells. In addition, we are not currently manufacturing fuel cell enabling products on a large scale and will need to expand our facilities to do so. The manufacture and use of our TriShield all-composite tank may not be successful, which could have an adverse impact on our growth in fuel cell enabling technologies.

A mass market for fuel storage, fuel delivery and electronic control systems for fuel cells may never develop or may take longer to develop than we anticipate.

Fuel cell systems represent an emerging technology, and we do not know whether OEMs will incorporate these technologies into their products or pursue these technologies on a large scale. In particular, if a mass market fails to develop or develops more slowly than we anticipate for fuel cell powered transportation and power generation applications, we may be unable to recover the expenditures incurred to develop our fuel systems for fuel cells and may be unable to achieve profitability in that portion of our business, any of which could negatively impact our business. Many factors that are beyond our control may have a negative effect on the development of a mass market for fuel cells and our fuel cell products and systems. These factors include the following:

•	the cost competitiveness and physical size of fuel cell systems;

•	the availability, future costs and safety of hydrogen, natural gas or other potential fuel cell fuels;

•	consumer reluctance to adopt fuel cell or alternative fuel products;

•	OEM reluctance to replace current technology;

•	consumer perceptions of fuel cell systems;

•	regulatory requirements; and

•	the emergence of newer, breakthrough technologies and products by our competitors in the fuel cell industry.

We cannot predict the long-term impact of our recent cost reduction measures.

In the second and third fiscal quarters of our 2002 fiscal year, we implemented measures in an effort to reduce costs. These measures included reductions in our workforce and consolidation of facilities. We reduced the number of full-time employees from 323 at July 31, 2001 to 156 at April 30, 2002. We cannot predict with any certainty the long-term impact of our workforce reductions and any reductions we are compelled to make in the future. Reductions in our workforce could make it difficult to motivate and retain remaining employees, which would affect our ability to deliver our products in a timely fashion and otherwise negatively affect our business. We also cannot assure you that these measures will be successful in achieving the expected benefits within the expected time frames or that the workforce reductions will not impair our ability to achieve current or future business objectives.

Our revenue depends to a great extent on our relationship with General Motors and General Motors’ commitment to the commercialization of the fuel cell and alternative fuel automotive OEM markets.

Substantially all of our revenues for the fiscal year ended April 30, 2001 related to sales of our products to and contracts with General Motors. Our business, results of operations and financial condition would be significantly harmed by any substantial reduction in purchases of our products by General Motors, and it would be difficult for us to replace those revenues on a timely basis, or at all.

Our business and results of operations would be adversely affected in the event General Motors were to significantly reduce its purchases of our products or terminate its relationship with us. Our ability to sell our products to the fuel cell and automotive OEM markets depends to a significant extent upon General Motors’ and its partners’ worldwide sales and distribution network and service capabilities. Any change in strategy by General Motors with respect to fuel cells or alternative fuels could harm our business by reducing or eliminating a substantial portion of our sales, whether as a result of market, economic or competitive pressures, including any decision by General Motors:

•	to alter its commitment to our fuel storage, fuel delivery and electronic control technology in factor of other competing technologies;

•	to develop fuel cells or alternative fuel systems targeted at different application markets than ours; or

•	to focus on different energy product solutions.

We intend to make significant investments in the research and development of fuel cell enabling technologies, which may not result in any corresponding increase in net revenue, and may contribute to continuing operating losses.

We anticipate that we will make significant investments in research and development as we continue our efforts in developing fuel cell enabling technologies. We expect to continue to incur operating losses as a result of these research and development expenditures for at least the next 12 months. We may not recover this investment.

Our business depends on the growth of the fuel cell and alternative fuel markets.

Our future success depends on the continued expansion of the fuel cell and alternative fuel vehicle industries, which have not yet gained broad acceptance. In the United States and certain of our other target markets, alternative fuel such as natural gas currently cannot be readily obtained by consumers for motor vehicle use and only a small percentage of motor vehicles manufactured in 2000 was equipped to use alternative fuels. We cannot assure you that the markets for fuel cells or alternative fuel vehicles will gain broad acceptance or, if they do, that they will result in increased sales of our advanced fuel system products. In addition, we have designed many of our products for alternative fuel vehicles powered by both fuel cells and internal combustion engines, but not currently for alternative power sources, such as electricity or alternate forms of existing fuels. If the major growth in the alternative fuel market relates solely to existing fuels, our revenues may not increase and may decline.

Users of gaseous alternative fueled or fuel cell powered vehicles may not be able to obtain fuel conveniently and affordably, which may adversely affect the demand for our products.

Vehicles and equipment powered by gaseous alternative fuels run primarily on natural gas or propane. Fuel cells run on hydrogen or fuels containing hydrogen. Gasoline requires the development of additional technologies for its use with fuel cells, namely reformation. The construction of a distribution system to deliver natural gas, propane or hydrogen, or a suitable fuel containing hydrogen, will require significant investment by third parties. An adequate fuel distribution infrastructure may not be adopted. We are relying on third parties, most of which are committed to the existing gasoline infrastructure, to build this infrastructure. If these parties build a fuel distribution infrastructure, the fuel delivered through it, both due to the cost of the delivery system and the cost of the fuel itself, may have a higher price than users are willing to pay. If users cannot obtain fuel conveniently or affordably, a mass market for vehicles and equipment powered by gaseous alternative fuels or fuel cells is unlikely to develop.

Our ability to attract customers and sell products successfully in the alternative fuel industry also depends on a price disparity between liquid fuels, such as petroleum and gasoline, and gaseous fuels, such as propane and natural gas. This price disparity may not continue. Should this disparity narrow or disappear, it could adversely affect the demand of our products.

We currently face and will continue to face significant competition, which could result in a decrease in our revenue.

We currently compete with companies that are developing fuel storage, fuel delivery and electronic control products that may be more commercially feasible than our products. Furthermore, companies that are developing fuel cells may not require fuel storage, fuel delivery or electronic control products of the type we design and produce.

Increases in the market for alternative fueled vehicles may cause OEMs to find it advantageous to develop and produce their own fuel management equipment rather than purchasing the equipment from suppliers such as us. In addition, greater acceptance of alternative fuel engines or fuel cells may result in new competitors. Should any of these events occur, the total potential demand for our products could be adversely affected and cause us to lose existing business.

Our business may be subject to product liability claims, which could be expensive and could result in a diversion of management’s attention.

The automotive industry experiences significant product liability claims. As a supplier, we face an inherent business risk of exposure to product liability claims in the event that our products or the equipment into which our products are incorporated malfunction, resulting in personal injury or death. We may be named in product liability claims even if there is no evidence that our systems or components caused the accident. Product liability claims could result in significant losses as a result of expenses incurred in defending claims or the award of damages. The sale of systems and components for the transportation industry entails a high risk of these claims. In addition, we may be required to participate in a recall involving these systems if any of our systems prove to be defective, or we may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good customer relationships. We cannot assure you that our product liability insurance will be sufficient to cover all product liability claims, that such claims will not exceed our insurance coverage limits or that such insurance will continue to be available on commercially reasonable terms, if at all. Any product liability claim brought against us could have a material adverse effect on our reputation and business.

Our business may become subject to future product certification regulations, which may impair our ability to market our products.

We must obtain product certification from governmental agencies, such as the Environmental Protection Agency and the California Air Resources Board, to sell certain of our products in the United States. A significant portion of our future sales will depend upon sales of fuel management products that are certified to meet existing and future air quality and energy standards. We cannot assure you that our products will continue to meet these standards. The failure to comply with these certification requirements could result in the recall of our products, civil penalties or criminal penalties.

We anticipate that regulatory bodies will establish certification procedures and impose regulations on fuel cell enabling technologies, which may impair our ability to distribute, install and service these systems. Any new government regulation that affects our advanced fuel technologies, whether at the foreign, federal, state or local level, including any regulations relating to installation and servicing of these systems, may increase our costs and the price of our systems. As a result, these regulations may have a negative impact on our business, results of operations and financial condition.

New technologies could render our existing products obsolete.

New developments in technology may negatively affect the development or sale of some or all of our products or make our products obsolete. There are a range of other technologies that could compete with fuel cell or alternative fuel technologies on which our business is currently focused, including electric and hybrid vehicles, and methanol-based fuel cell vehicles that require fuel reformation. Our success depends upon our ability to design, develop and market new or modified fuel storage, fuel delivery and electronic control products for fuel cells and internal combustion engines. Our inability to enhance existing products in a timely manner or to develop and introduce new products that incorporate new technologies, conform to increasingly stringent emission standards and performance requirements, and achieve market acceptance in a timely manner could negatively impact our competitive position. New product development or modification is costly, involves significant research, development, time and expense and may not necessarily result in the successful commercialization of any new products.

We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success.

We rely on patent, trademark and copyright law, trade secret protection, and confidentiality and other agreements with our employees, customers, partners and others to protect our intellectual property for our fuel cell enabling and alternative fuel technologies. However, some of our intellectual property is not covered by any patent or patent application and, despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization.

Following the distribution, we will have six domestic patents outstanding, which will expire between July 2015 and December 2017. We also will have two domestic patent applications pending. We do not know whether any patents will be issued or whether issued patents will be sufficiently broad to protect our technology or processes. Patent applications and issued patents may be challenged or invalidated. We could incur substantial costs in prosecuting or defending patent infringement suits.

Furthermore, the laws of some foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. It may be difficult for us to enforce certain of our intellectual property rights against third parties that may have acquired intellectual property rights by filing unauthorized applications in foreign countries to register the marks that we use because of their familiarity with our worldwide operations.

We cannot assure you that we will be successful in protecting our proprietary rights. Any infringement on any of our intellectual rights, especially in our developing fuel cell enabling technologies, could have an adverse effect on our ability to develop and sell successfully commercially competitive systems and components.

We depend on third-party suppliers for the supply of key materials and components for our products.

We have established relationships with third-party suppliers, which provide materials and components for our products, particularly the high-strength fiber used in our lightweight fuel storage tanks. A supplier’s failure to supply materials or components in a timely manner or to supply materials and components that meet our quality, quantity or cost requirements, combined with a delay in our ability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, would harm our ability to manufacture our products or would significantly increase our production costs. In particular, a delay in the delivery of high-strength fiber from our current supplier, TCR Composites, or our decision to change to another supplier would result in a delay of the production of our products, which could negatively impact our business, results of operations and financial condition.

We could lose or fail to attract the personnel necessary to run our business.

Our success depends in large part on our ability to attract and retain key management, engineering, scientific, manufacturing and operating personnel. As we develop our fuel cell business, we will require additional technically skilled personnel. Recruiting personnel for the industries in which we engage is highly competitive, and the failure to attract or retain qualified personnel could have a material adverse effect on our business.

Our business could be harmed if we fail to meet OEM specifications.

We offer integrated alternative fuel systems, which include tanks, brackets, electronics, software and other components required to allow these products to operate in fuel cells or other alternative fuel applications. Customers for these systems require that these products meet strict OEM standards. Our compliance with these requirements has resulted in increased development, manufacturing, warranty and administrative costs. A significant increase in these costs could adversely affect our business, results of operations and financial condition. If we fail to meet OEM specifications on a timely basis, our relationships with OEMs may be harmed, which would have a material adverse effect on our business, results of operations and financial condition.

We may be subject to increased warranty claims.

In response to consumer demand, vehicle manufacturers have been providing, and may continue to provide, increasingly longer warranty periods for their products. As a consequence, these manufacturers require their suppliers, such as us, to provide correspondingly longer product warranties. As a result, we could incur substantially greater warranty claims in the future.

We may experience labor disputes at OEM facilities.

As we become more dependent on vehicle conversion programs with OEMs, we will become increasingly dependent on OEM production and the associated labor forces at OEM sites. Labor unions represent most of the labor forces at OEM facilities. Labor disputes could occur at OEM facilities, which could adversely impact our direct OEM product sales. For example, in 1998, as a result of a strike at one of our OEM’s facilities, we experienced lower sales of our products used in General Motors pick-up trucks than we had expected for our 1999 fiscal year.

Changes in environmental policies could hurt the market for our products.

The market for alternative fueled and fuel cell vehicles and equipment, and the demand for our products are driven, to a significant degree, by local, state and federal regulations in the United States that relate to air quality and require the purchase of motor vehicles and equipment operating on alternative fuels. Similarly, foreign governmental regulations also affect our international business. These laws and regulations may change, which could result in transportation or equipment manufacturers abandoning their interest in alternative fueled and fuel cell powered vehicles. In addition, a failure by authorities to enforce current domestic and foreign laws or to adopt additional environmental laws could limit the demand for our products.

Although many governments have identified as a significant priority the development of alternative energy sources, and fuel cells in particular, we cannot assure you that governments will not change their priorities or that any change they make would not materially affect our revenue or the development of our products.

The development of uniform codes and standards for hydrogen fuel cell vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion.

All fuels, including hydrogen, pose significant safety hazards and hydrogen vehicles have not yet been widely used under “real-world” driving conditions. To ensure that hydrogen fuels are handled in a safe manner, certain characteristics of hydrogen must be addressed.

The use of hydrogen as a vehicle fuel requires the establishment of appropriate codes and standards to ensure its safe use by the car-driving public. The development of these standards are being undertaken by numerous organizations, including the American National Standards Institute, American Society of Mechanical Engineers, European Integrated Hydrogen Project, International Code Council, International Standards Organization, National Fire Protection Association, National Hydrogen Association, and Society of Automotive Engineers. Given the number of organizations pursuing hydrogen and fuel cell codes and standards, it is not clear whether universally accepted codes and standards will result and, if so, when.

Although many organizations have identified as a significant priority the development of codes and standards, we cannot assure you that the resulting codes and standards would not materially affect our revenue or the commercialization of our products.

Provisions of Delaware law and of our charter and by-laws may make a takeover more difficult.

Provisions in our certificate of incorporation and by-laws and in the Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that our management and board of directors oppose. Public stockholders that might desire to participate in one of these transactions may not have an opportunity to do so. Our amended and restated certificate of incorporation and amended and restated by-laws contain the following types of provisions:

•	establishing a staggered board of directors, which makes it difficult for stockholders to change the composition of the board of directors in any one year;

•
reserving to our board of directors the exclusive right to change the number of directors and fill vacancies on our board of directors, which could make it more difficult for a third party to obtain control of our board of directors;

•
authorizing the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of our common stock, which could make it more difficult of expensive for a third party to obtain voting control;

•	establishing advance notice requirements for director nominations or other proposals at stockholder meetings;

•	prohibiting stockholder action by written consent, which could delay a third party from acquiring us; and

•
requiring the affirmative vote of holders of at lease 66 2/3% of the outstanding voting stock to amend any provision in our certificate of incorporation or by-laws, and requiring the affirmative vote of 80% of the outstanding voting stock to amend certain provisions of our certificate of incorporation and by-laws, which could make it more difficult for a third party to remove the provisions we have included to prevent or delay a change of control.

These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or to change our management and board of directors.

THE DISTRIBUTION

Background and Reasons for the Distribution

Prior to the distribution, IMPCO, as a whole, designed, manufactured and supplied fuel storage, fuel delivery and electronic control systems that allow internal combustion engines and fuel cells to operate using clean fuels such as hydrogen, propane and methanol. In March 2001, IMPCO determined that a separation of our business from IMPCO’s other businesses would be in the best interests of IMPCO and its stockholders. The separation will give us improved access to the capital markets in order to meet our capital needs and will allow both us and IMPCO to focus management attention and resources on our respective businesses. The discussion of the reasons for the distribution set forth herein includes forward-looking statements that are based on numerous assumptions with respect to the trading characteristics of the our common stock, the ability of our management to successfully complete financing needed to support our operations, our ability to take advantage of growth and development opportunities and to successfully operate as a stand-alone company. These and other risks relating to such forward-looking statements are discussed above under the captions “Forward-Looking Statements” and “Risk Factors.”

We and IMPCO believe that separating IMPCO and Quantum into two separate, strategically focused public companies will provide the following benefits:

Improved Access to Capital

IMPCO’s board of directors has concluded that the distribution will give our company improved access to the public capital markets. IMPCO estimates that our capital needs, combined with those of IMPCO and its other businesses, exceed IMPCO’s projected capital resources. IMPCO has determined that the most efficient way to meet these projected capital needs is for us to raise our own additional capital, while IMPCO dedicates available cash and capital resources to its core business.

IMPCO’s board of directors has concluded that we could raise funds in the public markets on better economic terms as an independent company than could be raised through either an additional public offering of IMPCO common stock or a public offering of our common stock by us while we continue to be controlled by IMPCO. IMPCO believes that the financial markets will be better able to focus on the individual businesses and strengths of our business and IMPCO’s other businesses, and more accurately evaluate the performance of each distinct business compared to companies in the same or similar businesses. IMPCO also believes that its present organizational structure limits the ability of IMPCO and its subsidiaries, including our company, to fund future growth opportunities.

As a group within IMPCO, we competed with the other operating businesses and groups within IMPCO for management attention, support resources and capital to finance expansion and growth opportunities. As a separate company, with our own management and structure, we will no longer compete with IMPCO’s other businesses for IMPCO’s available capital and will be able to directly access the debt and equity markets for the funding necessary to execute our business plans and strategies.

Strategic Focus on Single Business

IMPCO believes that because of the unique characteristics of the businesses of IMPCO and Quantum, our individual business strategies need to be distinguished from those pursued by IMPCO in its core markets. Our respective businesses have exhibited different financial and operating characteristics, distribution channels, growth characteristics and investment risk profiles. In particular, our businesses have separate groups of customers and competitors and exhibit significantly different product, sales channel and customer support requirements. Those differences are expected to continue in the future. IMPCO believes that the different businesses require inherently different strategies in order to maximize their long-term value.

Consequently, IMPCO’s current structure, which involves the operation of each of these divisions under a single corporate entity, is not the most effective structure to design and implement the distinct strategies necessary to operate each business successfully in a manner that maximizes its long term value.

The separation and distribution will allow us to focus greater management attention on fuel cell development and opportunities in the alternative fuel OEM vehicle market and to focus on better managing our unique cost structure. As a separate company, we will have more flexibility in responding to the needs of our client base. This focus will enable us to compete more effectively in our respective market. IMPCO will similarly benefit by being able to focus on its business in the alternative fuel after market and industrial OEM market and their related growth opportunities.

Following the distribution, we will also be able to attract and retain key employees through the use of stock-based incentives and more closely tie compensation incentives for our employees to the performance of our business. We expect these equity incentives to help us attract and retain talented and effective management and to motivate employees throughout our organization.

Manner of Effecting the Distribution

The general terms and conditions relating to the distribution will be set forth in a Contribution and Distribution Agreement between us and IMPCO. For a description of the material terms of this agreement, please see “Relationship Between IMPCO and Our Company After the Distribution—Contribution and Distribution Agreement.”

On the distribution date, IMPCO will effect the distribution by delivering all of the outstanding shares of our common stock to Mellon Investor Services LLC, as distribution agent, for distribution to the holders of record of IMPCO common stock at the close of business on the record date. The distribution will be made on the basis of one share of our common stock for every share of IMPCO common stock. As promptly as practicable after the distribution date, the distribution agent will mail certificates for whole shares of Quantum common stock to IMPCO’s stockholders of record on                     , 2002, which is the record date for the distribution. If you physically hold IMPCO stock certificates, you are the stockholder of record and you will receive certificates representing your whole shares of Quantum common stock shortly after the distribution date. The stockholder of record for most IMPCO stockholders is their brokerage firm. Most brokerage firms will then credit your account electronically within 3 to 8 business days. If you have any questions about the mechanics of having Quantum stock posted to your account, you should check with your broker.

The actual number of shares of our common stock that will be distributed will depend on the number of shares of IMPCO common stock outstanding on the record date. The shares of our common stock will be fully paid and nonassessable, and the holders of such shares will not be entitled to preemptive rights. See “Description of Capital Stock” for a more complete description of our authorized capital stock.

You are not required to pay cash or any other consideration for the shares of our common stock that you receive in the distribution. You will not need to surrender or exchange certificates representing shares of IMPCO common stock in order to receive shares of our common stock. You will continue to own your shares of IMPCO common stock and, if you were a stockholder of record on the record date for the distribution, you will also receive shares of our common stock. The distribution will not otherwise change the number of, or the rights associated with, outstanding shares of IMPCO common stock.

Certificates or scrip representing fractional shares of our common stock will not be issued to IMPCO stockholders as part of the distribution. Instead, each holder of IMPCO common stock who would otherwise be entitled to receive a fractional share will receive cash for such fractional interests. Promptly after the distribution date, the distribution agent will aggregate and sell all fractional interests on the Nasdaq National Market at then-prevailing market prices and thereafter will distribute the aggregate proceeds ratably to IMPCO stockholders otherwise entitled to such fractional interests, net of any deductions required to be withheld for federal income tax purposes and after deducting all brokerage charges, commissions and transfer taxes attributable to the sale of the fractional shares. No interest will accrue on the amount of any payment made in lieu of he issuance of a fractional share. See “—Federal Income Tax Consequences” for a discussion of the United States federal income tax treatment of proceeds from fractional share interests.

Federal Income Tax Consequences

The following discussion summarizes the material federal income tax consequences of the distribution applicable to IMPCO stockholders. It is based on the Internal Revenue Code, applicable Treasury Regulations, judicial authority, and administrative rulings and practice, all as of the date of this information statement and all of which are subject to change, including changes with retroactive effect. The discussion below does not address any state, local or foreign tax consequences of the distribution. An IMPCO stockholder’s tax treatment may vary depending upon his or her particular situation. An IMPCO stockholder also may be subject to special rules not discussed below if it is a certain kind of stockholder, including, but not limited to: an insurance company; a tax-exempt organization; a financial institution or broker-dealer; a person who is neither a citizen nor resident of the United States or entity that is not organized under the laws of the United States or political subdivision thereof; a holder of IMPCO common stock as part of a hedge, straddle or conversion transaction; or a person that does not hold IMPCO common stock as a capital asset at the time of the distribution.

You are urged to consult with your own tax advisors and financial planners as to the particular tax consequences of the distribution to you, including the applicability and effect of any state, local or foreign laws, and the effect of possible changes in applicable tax laws.

The distribution is conditioned upon the receipt by IMPCO of an opinion of Morrison & Foerster LLP to the effect that the distribution will qualify under Section 355 of the Internal Revenue Code, and, accordingly:

•
An IMPCO stockholder will not recognize any income, gain or loss as a result of the distribution, except, as described below, in connection with fractional share proceeds from the deemed receipt and sale of any of our common stock.

•
An IMPCO stockholder’s aggregate tax basis for his or her IMPCO common stock on which our common stock is distributed and our common stock received by such stockholder in the distribution, including any fractional shares of our common stock to which such stockholder may be entitled, will be the same as the basis of IMPCO common stock held by such stockholder immediately prior to the distribution. An IMPCO stockholder’s aggregate tax basis will be allocated between his or her IMPCO common stock and our common stock received in the distribution, including any fractional shares of our common stock deemed received, in proportion to the fair market value of both the IMPCO common stock and our common stock on the distribution date.

•
An IMPCO stockholder’s holding period for our common stock received in the distribution, including any fractional shares of our common stock to which such stockholder may be entitled, will include the holding period of the IMPCO common stock on which the distribution is made.

•
An IMPCO stockholder who receives fractional share proceeds as a result of the sale of shares of our common stock by the distribution agent will be treated as if such fractional share had been received by the stockholder as part of the distribution and then sold by such stockholder. Accordingly, such stockholder will recognize gain or loss equal to the difference between such proceeds and the portion of the tax basis in our common stock that is allocable to such fractional share. Such gain or loss will be capital gain or loss, and a long-term capital gain or loss if such stockholder has held his or her shares of IMPCO common stock for more than one year at the time of the distribution.

•	Subject to the discussion of Section 355(e) of the Internal Revenue Code below, IMPCO will not recognize any gain or loss on the distribution.

The opinion of Morrison & Foerster LLP will be subject to certain assumptions and the accuracy and completeness of certain factual representations and statements made by us and IMPCO. In particular, the opinion will based upon a representation by us that we will complete a public offering of our stock within one year of the distribution. If this or any other assumption, representation or statement is incorrect in any material respect, the conclusions reached in the opinion may not be correct. However, neither we nor IMPCO are aware of any present facts or circumstances that would cause such assumptions, representations or statements to be untrue or incomplete. No ruling has been or will be sought from the Internal Revenue Service with respect to the federal income tax consequences of the distribution. The opinion of Morrison & Foerster LLP will represent their views as to the interpretation of existing tax law and, accordingly, such opinion will not be binding on the Internal Revenue Service and no assurance can be given that the Internal Revenue Service or the courts will agree with their opinion.

If the distribution does not qualify under Section 355 of the Internal Revenue Code, IMPCO will recognize taxable gain equal to the excess, if any, of the fair market value of our common stock distributed to IMPCO’s stockholders over IMPCO’s tax basis in our common stock. In addition, each IMPCO stockholder who receives shares of our common stock in the distribution generally will be treated as receiving a taxable distribution in an amount equal to the fair market value of such shares on the distribution date, taxed first as a dividend to the extent of such stockholder’s pro rata share of IMPCO’s current and accumulated earnings and profits, and then as a nontaxable return of capital to the extent of such stockholder’s tax basis in his or her shares of IMPCO common stock, with any remaining amount being taxed as capital gain. Stockholders that are corporations may be subject to additional special provisions dealing with taxable distributions, such as the dividends-received deduction and the extraordinary dividend rules. Neither we nor IMPCO will indemnify any IMPCO stockholder who receives shares of our common stock in the distribution for any tax liabilities.

Even if the distribution qualifies under Section 355 of the Internal Revenue Code, it will be taxable to IMPCO (but not its stockholders) as if IMPCO had sold all of the shares of our common stock for fair market value immediately preceding the distribution if Section 355(e) of the Internal Revenue Code applies to the distribution. Section 355(e) of the Internal Revenue Code will apply if 50% or more of IMPCO stock or our stock, by vote or value, is acquired by one or more persons, other than IMPCO’s historic stockholders who receive our common stock in the distribution, acting pursuant to a plan or series of related transactions that includes the distribution. In general, if we or IMPCO act or fail to act in a manner which causes the distribution to fail to qualify under Section 355 of the Internal Revenue Code or Section 355(e) of the Internal Revenue Code to apply to the distribution, we or IMPCO will indemnify the other for any tax liability arising from such failure or application. Substantial uncertainty exists on the scope of Section 355(e) of the Internal Revenue Code. We, our stockholders, IMPCO and its stockholders have undertaken, contemplate undertaking or may otherwise undertake in the future transactions which may cause Section 355(e) to apply to the distribution. These transactions include but are not limited to private placements of IMPCO stock, any offerings of our stock, and any issuances of our or IMPCO stock in connection with the acquisition of other companies. Accordingly, we cannot provide any assurance that Section 355(e) of the Internal Revenue Code will not apply to the distribution. Neither we nor IMPCO will receive any opinion regarding the application of Section 355(e) to the distribution.

The Treasury Regulations require each IMPCO stockholder who receives our common stock pursuant to the distribution to attach to his or her federal income tax return for the year in which the distribution occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Internal Revenue Code to the distribution. IMPCO will provide the appropriate information to each stockholder of record as of the record date.

Under the Internal Revenue Code, an IMPCO stockholder may be subject, under certain circumstances, to backup withholding at a rate of 30% with respect to the amount of cash, if any, received as a result of the sale of fractional share interests of our common stock unless such stockholder provides proof of an applicable exemption or correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not additional tax and may be refunded or credited against the stockholder’s federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Market for Quantum Common Stock

There is no existing market for our common stock. We are seeking to list our common stock on the Nasdaq National Market. If the shares are accepted for listing, we expect that a “when-issued” trading market for our common stock will develop on or shortly before the record date. The term “when-issued” means that shares can be traded prior to the time certificates are actually available or issued. There can be no assurance about the trading prices for our common stock before or after the distribution date, and until the common stock is fully distributed and an orderly market develops, the trading prices for these securities may fluctuate. Prices for our common stock will be determined in the trading markets and may be influenced by many factors, including the depth and liquidity of the market for such securities, developments generally affecting our business, the impact of the factors referred to in “Risk Factors,” investor perceptions of our company and our business and operating results, our dividend policy, and general economic and market conditions. We anticipate that our common stock will be traded on the Nasdaq National Market under the symbol “QTWW.”

Our transfer agent and registrar will be Mellon Investor Services LLC.

Shares of our common stock distributed to IMPCO stockholders in the distribution will be freely transferable under the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by, or are under common control with us and may include our officers, directors and principal stockholders. After we become a publicly traded company, securities held by persons who are our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of the entity of which such persons are affiliates only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Distribution Conditions and Termination

It is expected that the distribution will be effective on the distribution date,             , 2002, provided that, among other things:

•	our Registration Statement on Form 10 under the Securities Exchange Act of 1934 shall have been declared effective and no stop order relating to the registration statement shall be in effect;

•
all necessary permits, registrations and consents required under federal, state and local laws and regulations, including the securities or blue sky laws of states or other political subdivisions of the United States, in connection with the distribution shall have been received or become effective;

•	the tax opinion from Morrison & Foerster LLP shall have been received and shall not have been revoked or modified in any material respect;

•	our common stock shall have been approved for listing on the Nasdaq National Market, subject to official notice of issuance;

•	the transfers of assets and liabilities to us required to constitute our business as described herein shall have been completed;

•
no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto (including the transfers of assets and liabilities contemplated by the Contribution and Distribution Agreement) shall be in effect; and

•	no other events or developments shall have occurred that, in the judgment of IMPCO’s board of directors, would result in the distribution having a material adverse effect on IMPCO or its stockholders.

The fulfillment of the foregoing conditions will not create any obligation on the part of IMPCO to effect the distribution, and IMPCO’s board of directors has reserved the right to amend, modify or abandon the distribution and the related transactions at any time prior to the distribution date.

RELATIONSHIP BETWEEN IMPCO AND OUR COMPANY AFTER THE DISTRIBUTION

General

Immediately prior to the distribution, we will be wholly owned by IMPCO and, until the distribution, the results of operations of the assets and entities that will constitute our company will be included in IMPCO’s consolidated financial statements. After the distribution, IMPCO will not have any ownership interest in our company, and we will become an independent, publicly traded company.

Immediately prior to the distribution, we and IMPCO will enter into certain agreements to define our ongoing relationship after the distribution and to allocate tax, employee benefits and certain other liabilities and obligations arising from periods prior to the distribution date. These agreements are being entered into between us and IMPCO while we are still a wholly-owned subsidiary of IMPCO, and certain terms of these agreements may not be the same as would have been obtained through negotiations with an unaffiliated third party. These agreements are summarized below and have been filed as exhibits to the registration statement. The following descriptions include a summary of the material terms of these agreements but do not purport to be complete and are qualified in their entirety by reference to the filed agreements.

Contribution and Distribution Agreement

We and IMPCO will enter into a Contribution and Distribution Agreement which will provide for, among other things, certain corporate transactions required to effect the distribution and other arrangements among IMPCO and us subsequent to the distribution. The Contribution and Distribution Agreement also sets forth the conditions to the distribution, which are described in “The Distribution—Distribution Conditions and Termination.”

Transfers of Assets to Quantum

The Contribution and Distribution Agreement defines the assets, liabilities and contractual relationships that are being allocated to and assumed by us and those that will remain with IMPCO. The agreement provides that IMPCO will transfer or cause to be transferred to us all of its right, title and interest in the assets constituting its automotive OEM business. The Contribution and Distribution Agreement further provides that we will take such action, if any, as may be necessary to transfer assets owned by us so that, upon completion of all asset transfers by IMPCO and us, the assets constituting the automotive OEM and fuel cell business are owned by us and the assets constituting the remaining businesses of IMPCO are owned by IMPCO.

Each party to the Contribution and Distribution Agreement will agree to exercise commercially reasonable efforts to obtain promptly any necessary consents and approvals and to take such actions as may be reasonably necessary or desirable to carry out the purposes of the Contribution and Distribution Agreement and the other agreements summarized below. In the event that any transfers contemplated by the Contribution and Distribution Agreement are not effected on or prior to the distribution date, the parties agree to cooperate to effect such transfers as promptly as practicable following the distribution date, and pending any such transfers, to hold any asset not so transferred in trust for the use and benefit of the party entitled thereto (at the expense of the party entitled thereto), and to retain any liability not so transferred for the account of the party by whom such liability is to be assumed. All assets are being transferred without any representation or warranty, on an “as is-where is” basis and the relevant transferee bears the risk that any necessary consent to transfer is not obtained.

Reserved Technology Rights

Under the agreement, IMPCO has retained rights to use, on a royalty-free basis, the existing technology for our TriShield tanks, and to manufacture tanks using such technology, in certain markets, which include the automotive, bus and truck, and industrial aftermarkets and the bus and truck and industrial OEM markets. Subject to certain non-competition restrictions contained in the agreement, we will be free to commercialize our

TriShield tanks in other markets, including the worldwide OEM market for vehicles Class 1 through 5 on an exclusive basis, the worldwide OEM market for vehicles Class 6 and 7 on a non-exclusive basis, and the worldwide market for components, systems and subsystems for fuel cell applications on an exclusive basis. Each party has a right to use the modifications and improvements made by the other party to such TriShield technology, if any, on a royalty-bearing basis at reasonable commercial rates in the designated market for such party. These rights will last for a minimum period of five years from the date of the distribution.

Allocation of Financial Responsibility

The Contribution and Distribution Agreement provides for, among other things, assumptions of liabilities and cross-indemnities designed to place financial responsibility for the liabilities of our business with us and financial responsibility for the liabilities of IMPCO’s business with IMPCO. The agreement also provides for cross-indemnities in respect of liabilities under the Exchange Act relating to the registration of our common stock.

Under the Contribution and Distribution Agreement, if we or IMPCO acts or fails to act in a manner which causes the distribution to fail to qualify under Section 355 of the Code or Section 355(e) of the Internal Revenue Code to apply to the distribution, we or IMPCO will indemnify the other for any tax liability arising from such failure or application. We also agree that until three years after the distribution date, we will not (i) merge or consolidate with another corporation, (ii) liquidate or partially liquidate, (iii) sell or transfer all or substantially all of our assets, (iv) redeem or repurchase our stock (except in certain limited circumstances), or (v) take any other action which could reasonably be expected have the effect of causing Section 355(e) of the Code to apply to the distribution, unless prior to taking such action we have obtained a written opinion of a law firm or a ruling from the Internal Revenue Service that such action will not affect the tax-free treatment of the distribution. These restrictions will not prohibit us from issuing the Series A common stock to General Motors or completing our initial public offering.

Other Matters

Under the Contribution and Distribution Agreement, we and IMPCO will agree to provide to the other party, subject to certain conditions, access to certain corporate records and information. We also will each agree to a non-competition arrangement whereby each party will be restricted from engaging in competitive activities with the other party for a period of three years. Each party will refrain from directly competing with the retained businesses of the other party in such other party’s designated OEM market and/or aftermarket and from engaging in business with specified competitors of the other party. Additionally, IMPCO will refrain from engaging in business with our OEM customers specified in the agreement for a three-year period.

The Contribution and Distribution Agreement provides for a full release and discharge of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the date of the agreement, between or among us or any of our subsidiaries or affiliates, on the one hand, and IMPCO or any of its subsidiaries or affiliates other than us, on the other hand, except as expressly set forth in the agreement. The liabilities released or discharged will include liabilities arising under any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the date of the agreement.

The Contribution and Distribution Agreement includes provisions governing the administration of certain insurance programs and the procedures for making claims. The agreement also allocates the right to proceeds and the obligation to satisfy deductibles under certain insurance policies.

The Contribution and Distribution Agreement also provides that, except as otherwise set forth therein or in any related agreement, all costs or expenses incurred in connection with the distribution will be charged to and paid by IMPCO.

Tax Allocation and Indemnification Agreement

We will enter into a Tax Allocation and Indemnification Agreement, which will allocate tax liabilities between us and IMPCO and address certain other tax matters such as responsibility for filing tax returns and the conduct of audits and other tax proceedings for taxable periods before and after the distribution date. IMPCO will be responsible for and will indemnify us against all tax liabilities relating to the assets and entities that will constitute IMPCO and its subsidiaries, and we will be responsible for and will indemnify IMPCO against all tax liabilities relating to the assets and entities that will constitute our company and our subsidiaries.

In addition, we generally will indemnify IMPCO for all tax liabilities arising if the contribution is not tax-free, other than tax liabilities arising in connection with our assumption of certain IMPCO liabilities.

Transition Services Agreement

We will enter into a Transition Services Agreement with IMPCO pursuant to which IMPCO will continue to provide us with various administrative services. These services will consist of administrative services including information technology services, employee benefits administration, affirmative action and immigration administration, and payroll processing. This agreement will terminate after a period of six months, but may be terminated earlier by either party as to specific services on certain conditions. We will pay fees to IMPCO for services provided in amounts based on IMPCO’s loaded costs incurred in providing such services.

Employee Benefit Matters Agreement

We will enter into an Employee Benefit Matters Agreement with IMPCO pursuant to which we will agree to create independent retirement and other employee benefit plans that are substantially similar to IMPCO’s existing retirement and other employee benefit plans. Under the agreement and effective immediately after the distribution, IMPCO will transfer the assets and liabilities of its existing 401(k) retirement and other benefit plans related to our employees to the comparable Quantum benefit plans. Generally, following the distribution, IMPCO will cease to have any continuing liability or obligation to our current employees and their beneficiaries under any of IMPCO’s benefit plans, programs or practices.

Pursuant to the Employee Benefit Matters Agreement, all IMPCO stock options that were outstanding on the record date and that have not been exercised prior to the distribution date will be converted into two stock options: (1) an option to purchase the number of previously-unexercised IMPCO stock options as of the record date, and (2) an option to purchase a number of our common stock equal to the number of previously-unexercised IMPCO stock options times a fraction, the numerator of which is the total number of shares of our common stock distributed to IMPCO stockholders in the distribution and the denominator of which is the total number of IMPCO shares outstanding on the record date for the distribution. For a more detailed description of the treatment of outstanding IMPCO options, please see “Management—Employee Benefit Plans—Treatment of Outstanding IMPCO Options.”

Strategic Alliance Agreement

We will enter into a Strategic Alliance Agreement with IMPCO pursuant to which we will work with IMPCO in identifying and conducting research and development programs of mutual interest. As part of such research and development activities, we may develop, solely or jointly with IMPCO, technology that is owned solely by us or jointly with IMPCO. The other purpose of this relationship is to provide IMPCO access to our advanced technologies, including the CNG storage tanks, fuel injectors, in-tank regulators and other products, for use in automotive, bus and truck and industrial aftermarket applications and in the bus and truck and industrial OEM markets. We believe that the strategic alliance with IMPCO will expedite the commercialization and integration of our advanced gaseous storage and handling systems into broader global alternative fuel markets, including automotive after-market, material handling, internal combustion engine-based stationary and portable power generation, and general industrial markets.

DIVIDEND POLICY

We do not anticipate paying any dividends on our common stock in the foreseeable future because we expect to retain our future earnings for use in the operation and expansion of our business. Our payment and amount of dividends, however, will be subject to the discretion of our board of directors and will depend, among other things, upon our results of operations, financial condition, cash requirements, future prospects and other factors which may be considered relevant by our board of directors.

CAPITALIZATION

The following table sets forth our unaudited capitalization as of January 31, 2002, on a historical and pro forma basis, to give effect to the distribution and the transactions related to the distribution. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited pro forma condensed financial statements and notes thereto included elsewhere in this document. For an explanation of the pro forma adjustments made to our historical financial statements for the distribution and the transactions related to the distribution to derive the pro forma capitalization described below, please see “Unaudited Pro Forma Financial Statements.”

	January 31, 2002
	Historical	Pro Forma
	(unaudited, in thousands)
Long-term debt, less current portion	$170	$170
Equity:
Invested equity	10,065	—
Preferred stock, par value $0.001 per share, 15,000,000 shares authorized (historical), 20,000,000 shares authorized (pro forma), none issued (historical and pro forma)	—	—
Series A common stock, par value $0.001 per share, no shares authorized and issued (historical), 12,000,000 shares authorized (pro forma), 3,508,669 shares outstanding (pro forma)	—	4
Common stock, par value $0.001 per share, 35,000,000 shares authorized (historical), 0 shares issued and outstanding (historical), 48,000,000 shares authorized (pro forma), 14,122,836 shares issued and outstanding (pro forma)	—	14
Additonal paid in capital relating to common stock	—	64,051
Total equity	10,065	64,069

Total capitalization	$10,235	$64,239

SELECTED FINANCIAL DATA

The following table summarizes certain historical financial data with respect to Quantum and is qualified in its entirety by reference to, and should be read in conjunction with, our historical financial statements and related notes included elsewhere in this information statement. The historical financial data for the years ended April 30, 1997 and 1998 have been derived from our unaudited financial statements, which are not included in this information statement. The historical financial data for the years ended April 30, 1999, 2000 and 2001 have been derived from our audited financial statements included elsewhere in this information statement. Our unaudited interim historical financial data for the nine months ended January 31, 2001 and 2002, which in our opinion includes all adjustments, consisting of normal and recurring accruals, considered necessary for a fair presentation, have been derived from our unaudited financial statements included elsewhere in this information statement. Historical financial information may not be indicative of our future performance as an independent company. The selected financial data should be read in conjunction with the “Unaudited Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this information statement.

	Year Ended April 30,					Nine Months Ended January 31,
	1997	1998	1999	2000	2001	2001	2002
	(unaudited)					(unaudited)
	(in thousands)
Statement of Operations Data:
Net revenue:
Product sales	$2,920	$3,718	$13,456	$13,057	$15,447	$9,277	$11,389
Contract revenue	3,234	8,610	11,013	9,284	7,911	6,480	4,897
Total revenue	6,154	12,328	24,469	22,341	23,358	15,757	16,286
Cost and expenses:
Cost of product sales	2,521	4,811	15,347	15,081	19,452	11,568	18,512
Research and development	6,607	10,889	8,902	12,956	26,687	17,289	26,282
Selling, general and administrative	1,910	3,439	3,713	4,939	7,459	4,872	6,350
Operating loss	(4,884)	(6,811)	(3,493)	(10,635)	(30,240)	(17,972)	(34,858)
Interest expense	—	—	—	—	4	—	301
Other income	—	—	—	—	—	—	9
Net loss	(4,884)	(6,811)	(3,493)	(10,635)	(30,244)	(17,972)	(35,150)
Pro forma basic and diluted loss per share					(1.72)		(1.99)

Balance Sheet Data:
Cash	$0	$0	$0	$2	$4	$4	$1,060
Working capital	305	3,177	11,545	14,364	11,473	15,098	(3,646)
Total assets	5,927	7,646	18,597	23,399	32,815	31,320	32,493
Long-term obligations, less current portion	—	—	—	—	183	252	170
Invested equity	4,728	6,794	15,866	19,357	23,992	25,714	10,065

UNAUDITED PRO FORMA FINANCIAL DATA

The following unaudited pro forma condensed financial statements have been prepared in accordance with Article 11 of Regulation S-X to illustrate the effect of the distribution. The unaudited pro forma condensed balance sheet illustrates our post distribution balance sheet. The unaudited pro forma condensed statement of operations illustrates our post distribution statement of operations for the nine months ended January 31, 2002 and the year ended April 30, 2001 as if the distribution had occurred on May 1, 2000.

Prior to distribution, IMPCO will transfer to us the assets and liabilities constituting its automotive OEM business. Based on the pro forma January 1, 2002 balance sheet, these assets and liabilities include assets of $44.5 million, consisting primarily of cash, accounts receivables, inventory and equipment, and liabilities of $10.4 million, consisting primarily of accounts payable.

The following unaudited pro forma condensed financial statements reflect our issuance to IMPCO of 14,122,836 shares of our common stock in exchange for IMPCO’s transfer to us of assets and $12.0 million in cash and the assumption by IMPCO of $12.0 million of our outstanding debt; the distribution by IMPCO to its stockholders of 14,122,836 shares of our common stock held by IMPCO; the conversion of invested equity into stockholders’ equity; and the issuance of 3,508,669 shares of our Series A common stock to General Motors in connection with our strategic alliance with General Motors. The issuance of the Series A common stock to General Motors has been presented at its expected fair market value on the date of the distribution of approximately $30 million, which is subject to adjustment for the actual fair market value on the date of the distribution. The resulting intangible asset will be amortized, subject to periodic evaluations for impairment, over the term of the Corporate Alliance Agreement, 10 years.

The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable under the circumstances. The unaudited pro forma condensed financial statements should be read in conjunction with the historical financial statements and the notes thereto. The unaudited pro forma condensed financial statements do not purport to represent what our actual results of operations or actual financial position would have been if the spin-off from IMPCO in fact occurred on such dates or to project our results of operations or financial position for any such future period or date.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS
For the Nine Months Ended January 31, 2002
(dollars in thousands, except per share amounts)

	Historical	Adjustments		Pro Forma(E)
Net revenue:
Product sales	$11,389			$11,389
Contract revenue	4,897			4,897

Total revenue	16,286			16,286
Cost and expenses:
Cost of product sales	18,512			18,512
Research and development	26,282			26,282
Selling, general and administrative	6,350	2,250	(F)	8,600

Operating loss	(34,858)			(37,108)
Interest expense	301			301
Other income	9			9

Net loss	$(35,150)			$(37,400)

Pro forma loss per share (A):
Basic and diluted				$(2.12)

Pro forma number of shares used in per share calculation (A):
Basic and diluted				17,631,505

See accompanying notes to unaudited pro forma condensed financial statements.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS
For the Fiscal Year Ended April 30, 2001
(dollars in thousands, except per share amounts)

	Historical	Adjustments		Pro Forma(E)
Net revenue:
Product sales	$15,447			$15,447
Contract revenue	7,911			7,911

Total revenue	23,358			23,358
Cost and expenses:
Cost of product sales	19,452			19,452
Research and development	26,687			26,687
Selling, general and administrative	7,459	3,000	(F)	10,459

Operating loss	(30,240)			(33,240)
Interest expense, net	4			4

Net loss	$(30,244)			$(33,244)

Pro forma loss per share (A):
Basic and diluted				$(1.89)

Pro forma number of shares used in per share calculation (A):
Basic and diluted				17,631,505

See accompanying notes to unaudited pro forma condensed financial statements.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
As of January 31, 2002
(dollars in thousands)

	Historical	Adjustments		Pro Forma
Assets:
Cash	$1,060	12,000	(B)	$13,064
		4	(C)
Receivables, less allowances	3,811			3,811
Inventories	11,960			11,960
Other current assets	1,781			1,781

Total current assets	$18,612			30,616
Equipment and leasehold improvements, net	13,881			13,881
Intangible asset		30,000	(F)	30,000

Total assets	$32,493			$74,497

Liabilities:
Accounts payable and current liabilities	10,069			10,069
Lines of credit	12,000	(12,000	)(B)	—
Current maturity of capital leases	189			189

Total current liabilities	22,258			10,258
Long-term debt	170			170

Total liabilities	22,428			10,428
Equity:
Invested equity	10,065	(10,065	)(D)	—
Preferred stock, par value $0.001 per share, 15,000,000 shares authorized (historical), 20,000,000 shares authorized (pro forma), none issued (historical and pro forma)	—			—
Series A common stock, par value $0.001 per share, no shares authorized (historical), 12,000,000 shares authorized (pro forma), 3,508,669 shares issued and outstanding (pro forma)	—	4	(C)	4
Common stock, par value $0.001 per share, 35,000,000 shares authorized (historical), 0 shares issued and outstanding (historical), 48,000,000 shares authorized (pro forma), 14,122,836 shares issued and outstanding (pro forma)	—	14	(D)	14
Additional paid-in capital		24,000	(B)	64,051
		10,051	(D)
		30,000	(F)

Total equity	10,065			64,069

Total liabilities and equity	$32,493			$74,497

See accompanying notes to unaudited pro forma condensed financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

(A)  The computation of pro forma basic and diluted loss per share for the periods presented is based upon 17,631,505 shares of common stock issued and outstanding upon completion of the distribution. The distribution will be made on the basis of one share of our common stock for every share of IMPCO common stock. The computation also includes 3,508,669 shares of Series A common stock to be issued to General Motors as part of our strategic alliance with General Motors. For a description of the issuance of Series A common stock to General Motors, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—General Motors Relationship,” “Certain Relationships and Related Transactions—Agreements with General Motors” and “Description of Capital Stock.” No employee stock options were included in the computation of pro forma diluted loss per share because their inclusion would be anti-dilutive to the net loss. The following table sets forth the basis for the pro forma loss per share and the pro forma number of shares used in the per share calculation:

	Pro Forma Fiscal Year Ended April 30, 2001	Pro Forma Nine Months Ended January 31, 2002
Pro Forma loss per common share—basic and diluted:
Net loss attributable to common stockholders	(1.88)	(2.12)
Number of shares (in millions):
Common shares—basic	17.6	17.6
Effect of dilutive stock options:
Common shares—diluted	17.6	17.6
Pro Forma options excluded from the computation of earnings per share-diluted since inclusion would be anti-dilutive	1.4	1.4

(B)  Represents a capital investment of $24 million we expect to receive from IMPCO prior to the distribution, consisting of the assumption of outstanding amounts under our debt facility, which we expect will be $12 million, plus a cash infusion of $12 million. The actual amount of the total capital investment from IMPCO will depend on the timing of the distribution and our anticipated cash needs. Until 2001, our operations were funded entirely through investments from IMPCO, who for a significant portion of that period funded our operations from IMPCO’s own operations or equity proceeds. Management of both companies intended that these advances would be interest-free and would never be repaid. The interest expense reflected in the statement of operations results from our capital lease obligations and, for the nine months ending January 31, 2002, debt specifically entered into by us. This debt will be assumed prior to the distribution, and we will then finance operations through our working capital and any additional sources of financing as required. The pro forma statements of operations do not reflect any adjustment for interest expense that may be incurred on any future borrowings. Significant amounts of interest expense in future periods could adversely and materially impact our results of operations.

(C)  Represents the Series A common stock to be issued to General Motors as part of our strategic alliance with General Motors. The pro forma adjustment has been made to record the consideration to be received from General Motors, which will consist of a nominal cash contribution and access to certain of General Motors’ proprietary information to be provided in connection with the strategic alliance, recorded at General Motors’ historical cost basis. For a more detailed description of this equity investment, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—General Motors Relationship,” “Certain Relationships and Related Transaction—Agreements with General Motors” and “Description of Capital Stock.”

(D)  On a historical basis, this amount reflects IMPCO’s net investment in Quantum, which was recorded as invested equity in our financial statements.

(E)  The historical financial statements include allocations of a portion of IMPCO corporate headquarters’ assets, liabilities, and expenses relating to our business. General corporate overhead has been allocated either based on the ratio of our headcount to IMPCO’s total consolidated headcount, on our revenue as a percentage of IMPCO’s total consolidated revenue, or specifically identified costs for our business. General corporate overhead primarily includes salary and expenses for the executive management, finance, legal, human resources, information services and investor relations departments and amounted to approximately $3,117,000 for the year ended April 30, 2001 and $2,569,000 for the nine months ended January 31, 2002. Management believes the costs of these services charged to us are a reasonable representation of the costs that would have been incurred if we had performed these functions as a stand-alone company. As such, no adjustments for these costs have been included in the pro forma condensed statements of operations. Following the contribution to us by IMPCO of the assets constituting our business, we will perform these functions using our own resources or purchased services. We believe that the services purchased from IMPCO under the Transition Services Agreement will be immaterial to our statements of operations.

(F)  The issuance of the Series A common stock to General Motors has been presented at its expected fair market value on the date of the distribution of approximately $30 million, which is subject to adjustment for the actual fair market value on the date of the distribution, in accordance with Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensations,” and EITF 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services.” The intangible asset will be recorded in accordance with the consensus reached by the Emerging Issues Task Force during their November 2001 meeting with respect to EITF 00-18, “Accounting Recognition for Certain Transactions involving Equity Instruments Granted to Other than Employees.” The resulting intangible asset will be amortized, subject to periodic evaluations for impairment, over the term of the Corporate Alliance Agreement, 10 years.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read this discussion together with the financial statements and other financial information included in this information statement.

Overview

We design, manufacture and supply components and systems that store gaseous fuels and monitor and control the pressure and flow of those fuels for use in fuel cells and internal combustion engines. Historically, most of our revenues have been derived from the sale of products to automotive OEMs that enable their traditional internal combustion engines to run on clean burning alternative fuels, such as propane and natural gas, instead of gasoline. Our goal is to commercialize systems that will provide fuel storage, fuel delivery and electronic controls for fuel cells and internal combustion engines in the automotive OEM market.

We supply our advanced gaseous fuel systems for alternative fuel vehicle applications to OEM customers for use by consumers and commercial and government fleets. Since 1997, we have sold over 14,000 fuel systems for alternative fuel vehicle applications. We also provide our integrated gaseous fuel systems for fuel cell applications to major OEMs through funded research and development contracts and on a prototype basis. We believe that a significant portion of our revenues will be derived from our fuel storage and fuel metering products once those products are available on a commercially manufactured basis.

Although we classify our business operations in one operating segment, our Alternative Fuel Automotive OEM business, our chief operating decision maker allocates resources and tracks performance in three areas; our Alternative Fuel business, Research & Development and Corporate Expenses. We generate revenues through the sale of fuel storage, fuel delivery and electronic control systems to OEMs, primarily to General Motors, and the installation of our products into OEM vehicles. We also generate contract revenue by providing engineering design and support to OEMs so that our fuel storage, fuel delivery and electronic control systems integrate and operate with certain of their alternative fuel vehicles. For the fiscal year ended April 30, 2001 and the nine months ended January 31, 2002, approximately 98.7% and 93.3% of our revenues were related to sales of our products to and contracts with General Motors.

In the longer term we will require significant capital expenditures to construct additional manufacturing and assembly capacity required to support the production of our products. We anticipate that our aggregate expenditures to move our prototype products to the production stage will be approximately $30 to $35 million, but actual expenditures may differ materially, depending on the availability of funds, customer requirements, and the amounts actually contributed by our customers toward development efforts.

We recognize revenue for product sales when goods are shipped in accordance with our shipping terms. Contract revenues are recognized based on the percentage of completion method. Corporate expenses represent a sub-category of selling, general and administrative expense. Corporate expenses consist of general and administrative expense incurred at the corporate level.

For all periods presented in our financial statements, we have experienced negative gross margin on our product sales. For all but one of our GM applications, we generate positive materials gross margin on product sales. In our inventory values, we have only capitalized labor and manufacturing costs to the extent realizable based on our current sales prices for our products. Our cost structure is volume-driven, and to date we have not yet recognized product sales sufficient to cover our fixed investment in manufacturing expenses. We have implemented measures to make our manufacturing processes efficient and have made efforts to minimize fixed manufacturing costs.

We expense all research and development when incurred. Research and development expense includes both customer-funded research and development and company-sponsored research and development. Customer-funded research and development consists primarily of expenses associated with contract revenue. These expenses include applications development costs in Quantum funded under customer contracts.

General Motors Relationship

On June 12, 2001, IMPCO announced a strategic alliance between our company and General Motors in which General Motors would acquire an equity position our company. The strategic alliance with General Motors is conditioned on and becomes effective upon completion of the spin-off.

We believe that our strategic alliance with General Motors will advance and commercialize, on a global basis, the integration of our gaseous storage and handling systems into fuel cell systems used in the transportation markets. Under the alliance, General Motors will promote us as a recommended provider of hydrogen storage, hydrogen handling and associated electronic controls that meet OEM requirements. Additionally, we and General Motors will co-develop technologies that will aid in more rapid commercialization of fuel cell applications. Furthermore, this experience will position us to be able to address the stationary power generation and portable power generation markets. Upon effectiveness of the strategic alliance, we will issue to General Motors shares of our Series A common stock representing 19.9% of our total outstanding capital stock after the distribution in consideration of a nominal cash contribution and access to certain General Motors proprietary information. We have committed to provide minimum amounts of annual funding to projects approved under the alliance, which we have exceeded in all of the past three years. The agreement calls for revenue sharing payments, which do not commence until three years after the effective date of the agreement, on gross revenues from certain applications. Each party will retain the ownership of its existing technology and will jointly own technology that is jointly created under the alliance. We will be free to use jointly created technologies in certain aspects of our business but will be required to share revenues with General Motors on fuel cell system-related products that are sold to General Motors or third parties. For a more detailed description of our agreements with General Motors, please see “Certain Relationships and Related Transactions—Agreements with General Motors.”

Separation from IMPCO

We were incorporated under the laws of the State of Delaware on October 13, 2000, as a wholly owned subsidiary of IMPCO. We will have no material assets or activities until IMPCO contributes to us the business described in this document, which we expect to occur immediately prior to the distribution. IMPCO conducted such business through various departments, first as a division (the Automotive OEM Division) and most recently as a subsidiary (Quantum Fuel Systems Technologies Worldwide, Inc.). Following the distribution, we will be an independent public company. Prior to the distribution, we will enter into several agreements with IMPCO in connection with, among other things, intellectual property, interim services and a number of ongoing commercial relationships. The interim services agreement provides for specified charges generally intended to allow the providing company to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, but without any profit. With limited exceptions, these interim services are not expected to extend beyond six months from the distribution date. The pricing terms for goods and services covered by the commercial agreements will reflect negotiated prices. Please see “Relationship Between IMPCO and Our Company After the Distribution” for a more detailed discussion of these agreements.

Our financial statements, which are discussed below, reflect the historical financial position, results of operations and cash flows of the business to be transferred to us from IMPCO as part of the distribution. The financial information included herein, however, may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been a stand-alone company during the periods presented.

Cash, cash equivalents, debt and interest expense.    IMPCO uses a centralized approach to cash management and the financing of its operations. Cash deposits from our operations are transferred to IMPCO on a regular basis and are netted against the owner’s net investment account. As a result, none of IMPCO’s cash, cash equivalents or debt at the corporate level has been allocated to us in the financial statements. Cash and cash equivalents in the financial statements represents amounts held by us as petty cash. Changes in invested equity represent any funding required from IMPCO for working capital, acquisition or capital expenditure requirements after giving effect to our transfers to or from IMPCO of its cash flows from operations. Until recently, we have been funded by IMPCO with no debt obligations being transferred to us except for certain capital leases. Therefore due to the low level of interest-bearing debt, our interest expense has been minimal with total interest expense of $0, $0, and $4,167 for fiscal years 1999, 2000, and 2001.

Corporate overhead and research.    The financial statements include allocations of IMPCO corporate headquarters expenses relating to our business. General corporate overhead has been allocated either based on the ratio of our headcount to IMPCO’s total headcount, on our revenue as a percentage of IMPCO’s total revenue, or specifically identified costs for our business. General corporate overhead primarily includes salary and expenses for the executive management, finance, legal, human resources, information services and investor relations departments and amounted to approximately $2,053,000, $2,126,000, and $3,117,000 in 1999, 2000 and 2001. Management believes the costs charged for these services are a reasonable representation of the costs that would have been incurred if we had performed these functions as a stand-alone company. Following IMPCO’s contribution of assets to us, we will perform these functions using our own resources or purchased services.

The financial statements also include an allocation from IMPCO to fund a portion of the costs of basic research that we conduct. This allocation was based on management’s determination of which corporate projects were related to the specific intellectual property that IMPCO will transfer to us as part of the contribution. This allocation amounted to approximately $3,053,000, $7,050,000, and $5,601,000 for fiscal 1999, 2000 and 2001. Management believes the costs charged are a reasonable representation of the costs that we would have incurred if we had performed these functions as a stand-alone company. Following the distribution, we will satisfy our basic research requirements using our own resources or through purchased services.

We will continue to require significant research and development expenditures over the next several years in order to commercialize our products for fuel cell applications.

Income taxes.    Income taxes were calculated as if we filed separate tax returns. However, IMPCO was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that we would have followed or will follow as a stand-alone company.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, warranty obligations, long-term service contracts, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:
We recognize revenue and profit as work progresses on long-term, fixed price contracts for product application development using the percentage-of-completion method, which relies on estimates of total expected, contract revenue and costs. We follow this method because we can make reasonably dependable estimates of the revenue and costs applicable to various stages of a contract. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known.

We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.
We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Results of Operations

Nine Months Ended January 31, 2001 and 2002

	Revenues		Operating Income (Loss)
	Nine Months Ended January 31,		Nine Months Ended January 31,
	2001	2002	2001	2002
	(in thousands)
Alternative fuels	$15,757	$16,286	$435	$(7,037)
Research and development	—	—	(13,535)	(21,471)
Corporate expenses	—	—	(4,872)	(6,350)

Total	$15,757	$16,286	$(17,972)	$(34,858)

Alternative fuels.    For the nine months ended January 31, 2002, net revenues increased approximately $0.5 million, or 3.4%, as compared to the same period in the prior fiscal year. For the nine months ended January 31, 2001, product sales increased approximately $2.1 million, or 22.8% over the same period in the prior fiscal year. Product sales consist of those associated with General Motors’ mid-size automobiles, pick-up trucks, and van platforms equipped with our bi-fuel and compressed natural gas fuel systems and General Motors’ medium duty trucks equipped with dedicated liquid propane gas kits. The increase in product sales for the nine months ended January 31, 2002 was generated mainly by higher sales of midsize automobiles, medium duty trucks, and van platforms, partially offset by lower sales of pick-up trucks, as compared to the same period in the prior fiscal year. We believe the increase in product sales was driven by growth in the U.S. markets for OEM alternative fuel vehicles.

For the nine months ended January 31, 2002, cost of product sales increased $6.9 million, or 60.0%, compared to the same period in fiscal year 2001. The increase in cost of product sales for the nine months ended January 31, 2002 was due to $2.4 million in higher material cost related to higher production volume, a $1.5 million increase in inventory reserves, of which $1.1 million was related to a “lower of cost-or-market” reserve for the General Motors’ pick-up truck application and $0.4 million related to increases in the provision for obsolescence, a $1.0 million increase in manufacturing overhead mainly due to pre-production efforts associated with our fuel storage tanks, a $1.0 million increase in warranty reserves due to increased vehicles sales and higher warranty claims experienced, primarily in our medium duty applications, a $0.3 million increase in freight charges, and $0.2 million in additional direct labor for assembled products. The “lower of cost-or-market” reserve on the General Motors’ pick-up truck application is due to a fixed sales price and a higher than expected material cost. The higher expected material cost is due to lower anticipated volumes and no firm sales commitment from General Motors. As such, once product is received for this application, we immediately reduce our inventory value to reflect the selling price of the application. We expect the level of the “lower of cost-or-market” adjustment to be lower in the future.

For the nine months ended January 31, 2002, gross profits on product sales declined $4.8 million, or 210.9%, compared to the same period in fiscal year 2001. The increase in negative gross profit for the nine months ended January 31, 2002 was due to a $2.1 million increase in product sales and a $6.9 million increase in cost of product sales.

During the nine months ended January 31, 2002, contract revenues decreased $1.6 million, or 24.4%, as compared to the same period in fiscal year 2001. The decrease for the nine months ended January 31, 2002 is primarily due to a $3.2 million decline in General Motors' alternative fuel model year program revenues, which was offset by $1.6 million of new fuel cell contracts. Contract revenue is primarily for system development and application engineering of our products under funded General Motors and other OEM contracts, and other funded contract work with state and federal agencies.

For the nine months ended January 31, 2002, research and development associated with cost of contract revenues included in our alternative fuels reporting unit increased $1.1 million, or 28.1% to $4.8 million as compared to the $3.7 million reported in the same period in the fiscal year 2001. The increase for the nine months ended January 31, 2002 is due to a margin decrease from 42.1% to 1.8%. The decrease in margin is primarily due to $1.3 million in cost overruns on the CNG pick-up truck development programs and the cancellation of the GM LPG pick-up truck development program.

Research and development.    For the nine months ended January 31, 2002, research and development expense increased by $7.9 million, or 58.6% to $21.5 million, from the $13.6 million reported in the same period in fiscal year 2001. The increase in research and development for the nine months ended January 31, 2002 primarily relates to a $4.2 million increase attributable to additional facilities and additional research and development support activities, a $2.8 million increase for fuel storage, fuel delivery systems, and vehicle integration for fuel cell and CNG-related OEM programs for internally funded fuel cell and alternate fuel system and component application development work, and a $0.9 million increase in product application development support costs.

Corporate Expenses.    During the nine months ended January 31, 2002, corporate expenses increased by $1.5 million, or 30.3%, as compared to the same periods in fiscal year 2001. The increase for the nine months ended January 31, 2002 was mainly due to non-recurring charges of $1.6 million for legal and consulting services. Of the increase in legal and consulting fees, $0.6 million is due to an increase in the corporate allocation from IMPCO and is related to one-time spin-off costs and IMPCO's S-3 filing, which was withdrawn on September 20, 2001. The remaining $1 million of the increase relates to costs associated with the pending spin-off transaction, the strategic alliance with General Motors and legal proceedings related to patent infringement described in ‘‘Business—Legal Proceedings.”

During the nine months ended January 31, 2002, our operating loss was approximately $34.9 million as compared to an operating loss of approximately $18.0 million in the same period of the prior fiscal year. The increase in loss of $16.9 million for the nine months ended January 31, 2002 was attributable to a $7.9 million increase in research and development expenses, a $4.8 million increase in negative gross profits on product sales, $1.6 million in lower contract revenues, a $1.1 million increase in the cost of contract revenues, and a $1.5 million increase in general and administrative expenses. For the nine month period ended January 31, 2002, operating losses include $0.6 million in restructuring charges for the closure of our Mexico assembly operation, the closure of a Michigan facility, and associated personnel severance costs. We anticipate our operating loss for the fourth quarter of fiscal year 2002 will be less than experienced in the same period last fiscal year, as a result of staff and cost reductions implemented during the second and third quarters of fiscal year 2002.

Interest Expense.    Interest expense for the nine months ended January 31, 2002 increased approximately $301,000 as compared to no expense in the same period of the prior year. The increase is due to a higher level of capital leases and the borrowing under our line of credit facility in the current period. We anticipate that interest expense for the remainder of fiscal year 2002 will be higher than levels experienced during the comparable period in fiscal year 2001 due to higher anticipated levels of outstanding debt.

Years Ended April 30, 2000 and 2001

	Revenues		Operating Income (Loss)
	Year Ended April 30,		Year Ended April 30,
	2000	2001	2000	2001
	(in thousands)
Alternative fuels	$22,341	$23,358	$1,475	$(1,617)
Research and development	—	—	(7,171)	(21,164)
Corporate expenses	—	—	(4,939)	(7,459)

Total	$22,341	$23,358	$(10,635)	$(30,240)

Alternative fuels.    Net revenues increased $1.1 million or 4.6% from $22.3 million in fiscal year 2000 to $23.4 million in fiscal year 2001.

Product sales increased $2.3 million or 18.3% from $13.1 million in fiscal year 2000 to $15.4 million in fiscal year 2001. This increase was primarily due to an increase in unit sales to General Motors. Product sales consists of those associated with General Motors mid-size automobiles, pick-up trucks, and van platforms equipped with our bi-fuel compressed natural gas fuel system and General Motors medium-duty trucks equipped with dedicated liquid propane gas kits.

Cost of product sales increased $4.4 million, or 29.0%, from $15.1 million in fiscal year 2000 to $19.5 million in fiscal year 2001. This increase in cost of product sales was due to $1.4 million in higher material cost related to higher production volume, a $1.3 million increase in manufacturing overhead mainly due to pre-production efforts associated with our fuel storage tanks, a $0.5 million increase in production related scrap, a $0.4 million increase in additions to the provision for inventory obsolescence, a $0.3 million in additional direct labor for assembled products, and a $0.2 million increase in freight charges. Warranty reserves increased by $0.4 million during the year due to the increased number of vehicles placed into service. Provision for inventory obsolescence is made for each model year based on inventory levels necessary to provide for future warranty and service parts, as well as for parts that cannot be transferred to the next model year program.

Gross margins on product sales were $2.0 million lower in fiscal year 2001 as compared to fiscal year 2000, primarily due to a $4.4 million increase in cost of product sales, offset partially by a $2.4 million increase in product sales.

Contract revenue decreased $1.4 million or 14.8% from $9.3 million in fiscal year 2000 to $7.9 million in fiscal year 2001. This decrease was primarily due to lower contract levels, which reflect efficiencies that result from our ability to transfer knowledge between prior model year and current model year contracts. Additionally, the contract revenues recognized on pick-up truck platforms declined due to an expanded scope of the 2001 program to include the 2002 model year, which includes higher engineering costs to complete without a commensurate increase in the contract value.

For the fiscal year 2001, research and development associated with cost of contract revenues included in our alternative fuels reporting unit decreased $0.3 million, or 4.6% to $5.5 million as compared to the $5.8 million reported in fiscal year 2000. The decrease for the fiscal year 2001 is due to reduced revenue of $1.4 million partially offset by a decrease in margin from 37.7% to 30.2%. The decrease in margin is primarily due to $0.6 million in cost overruns on the CNG and LPG pick-up truck development programs.

Research and development.    Research and development expense increased by $14.0 million or 195.1% from $7.2 million in fiscal year 2000 to $21.2 million in fiscal year 2001. The increase in research and development primarily relates to our $1.7 million increase in application development support costs and a $9.9 million increase for fuel storage, fuel delivery systems, and vehicle integration for fuel cell OEM programs with the remaining $2.4 million attributable to additional facilities and additional research and development activities to support the fuel cell OEM programs. In order to satisfy the anticipated increased OEM demand, we opened four additional facilities to expand our testing capabilities and vehicle integration capacity.

Corporate expenses.    Corporate expenses increased by $2.5 million or 51.0% from $4.9 million in fiscal year 2000 to $7.5 million in fiscal year 2001. The increase was primarily due to a $1.8 million increase in employment fees and relocation related to our headcount increase. Corporate expenses also include $3.1 million allocated from IMPCO for fiscal year 2001 for our proportional share of the corporate expenses incurred at IMPCO. This reflects a $1.0 million increase from the previous year.

Operating losses increased $19.6 million or 184.3% from $10.6 million in fiscal year 2000 to $30.2 million in fiscal year 2001. This increase was primarily attributable to a $14.0 million increase in research and development expenses, a $2.5 million increase in corporate expenses, a $2.0 million decrease in product gross margins, a decrease in cost of contract revenues of $0.3 million and a $1.4 million decrease in contract revenues.

Interest Expense.    Interest expense increased $4,167 from $0 in fiscal year 2000 to $4,167 in fiscal year 2001.

Provision for Income Taxes.    Income tax expense remained flat as no expense was charged due to our net losses during the period. A valuation allowance has been established for deferred tax assets due to our lack of earnings history. We expect that income tax expense will be $0 for the next fiscal year as we expect to continue to incur operating losses. Income taxes in our financial statements have been calculated on a separate tax return basis. The tax credits and net operating losses will remain with IMPCO after the spin-off.

Years Ended April 30, 1999 and 2000

	Revenues		Operating Income (Loss)
	Year Ended April 30,		Year Ended April 30,
	1999	2000	1999	2000
	(in thousands)
Alternative fuels	$24,469	$22,341	$6,004	$1,475
Research and development	—	—	(5,784)	(7,171)
Corporate expenses	—	—	(3,713)	(4,939)

Total	$24,469	$22,341	$(3,493)	$(10,635)

Alternative fuels.    Net revenues decreased $2.1 million or 8.7% from $24.5 million in fiscal 1999 to $22.3 million in fiscal year 2000. Product sales for this segment decreased $0.4 million or 3.0% from $13.5 million in fiscal year 1999 to $13.1 million in fiscal year 2000. This decrease was primarily due to a decline in unit sales to General Motors. Product sales consisted of General Motors mid-size automobiles and pick-up trucks equipped with bi-fuel compressed natural gas fuel system and General Motors medium duty trucks equipped with dedicated liquid propane gas kits.

Cost of product sales decreased $0.3 million, or 1.7%, from $15.3 million in fiscal year 1999 to $15 million in fiscal year 2000. This decrease in cost of product sales was primarily due to a $0.2 million decrease in freight charges. Warranty reserves increased by $0.3 million during the year due to the increased number of vehicles placed into service.

Gross margins on product sales were $0.1 million lower in fiscal year 2000 as compared to fiscal year 1999, due to a $0.4 million decrease in product sales and an offsetting $0.3 million decrease in cost of product sales.

Contract revenue decreased $1.7 million or 15.7% from $11.0 million in fiscal year 1999 to $9.3 million in fiscal year 2000. This decrease was primarily due to lower contract levels, which reflect efficiencies that result from our ability to transfer knowledge between prior model year and current model year contracts.

For the fiscal year 2000, research and development associated with cost of contract revenues included in our alternative fuels reporting unit increased $2.7 million, or 85.5% to $5.8 million as compared to the $3.1 million reported in fiscal year 1999. The increase for the fiscal year 2000 is due to reduced margin from 71.7% to 37.7%, partially offset by a decrease in contract revenue of $1.7 million, or 15.7%. The decrease in margin is primarily due to a change in contract mix from higher profit margin projects, primarily on the initial phases of the General Motors pick-up truck program in fiscal year 1999 to lower profit margin projects on the subsequent phases of the pick-up truck program and other General Motors development programs in fiscal year 2000.

Research and development.    Research and development expense increased by $1.4 million, or 24.0%, from $5.8 million in fiscal year 1999 to $7.2 million in fiscal year 2000. The increase is due to higher expenditures for fuel storage, fuel delivery systems, and vehicle integration for alternative fuel OEM applications in the amount of $0.5 million and for fuel cell OEM applications in the amount of $0.4 million.

Corporate expenses.    Corporate expenses increased by $1.2 million or 33.0% from $3.7 million in fiscal year 1999 to $4.9 million in fiscal year 2000. This increase was primarily attributable to a $0.3 million increase in travel and entertainment expenses, and a $0.2 million increase in bad debt expense. The remaining increase is due to increases in taxes, utilities, rent and employee relocation expenses.

Operating losses increased $7.1 million from $3.5 million in fiscal year 1999 to $10.6 million in fiscal year 2000. This increase was a result of lower contract revenues, primarily from the General Motors program, and associated higher product application development costs for new products being commercialized.

Interest Expense.    Interest expense was $0 for both fiscal year 2000 and 1999.

Provision for Income Taxes.    No income tax expense was recorded due to our net losses during the period. A valuation allowance has been established for deferred tax assets due to our lack of earnings history. Income taxes in our financial statements have been calculated on a separate tax return basis. The tax credits and net operating losses will remain with IMPCO after the spin-off.

Liquidity and Capital Resources

We have historically used cash generated from IMPCO’s operations, bank financings and investments from IMPCO to fund capital expenditures and research and development, as well as to invest in and operate our existing operations and new businesses. In July 2000, IMPCO completed an equity offering in which it received $53.5 million. Until fiscal year 2002, we had been funded entirely from IMPCO in the form of equity investments. In fiscal year 2002, we were co-borrowers with IMPCO of $12.0 million on a debt facility with Bank of America. Due to this capital structure, we have not carried any debt on our balance sheet until the current fiscal year. Prior to the distribution, IMPCO will make an additional capital investment of $24 million, consisting of the assumption of outstanding amounts under the debt facility, which we expect will be $12 million, plus a cash infusion of $12 million. The actual amount of the total capital investment from IMPCO will depend on the timing of the distribution and our anticipated cash needs. As of January 31, 2002, we had no material commitments for capital expenditures.

We currently anticipate that we will require additional sources of financing in order to continue operations beyond the near term and complete the development and commercialization of our fuel cell enabling technologies. These additional sources of financing may include bank borrowings or public or private offerings of equity or debt securities. We cannot assure you that such additional sources of financing will be available on acceptable terms, if at all.

Net cash used in operating activities was $28.9 million in the first nine months of fiscal year 2002 as compared to $17.5 million for the similar period of fiscal year 2001. The increase in cash used in operating activities, resulted primarily from the net operating loss for the first nine months of the year of $35.1 million as compared to the net operating loss of $18.0 million the similar period of fiscal year 2001. Partially offsetting this increase was a $5.9 million decrease in accounts receivable due to increased collection efforts and $1.8 million increase in accounts payable.

Net cash used in operating activities was $25.8 million in fiscal year 2001 as compared to $12.2 million for fiscal year 2000. The increase in cash used in operating activities during fiscal year 2001 resulted primarily from the net operating loss for this year of $30.2 million as compared to the net operating loss of $10.6 million the previous year. Partially offsetting this increase was a $3.4 million increase in accounts payable.

Net cash used in investing activities in the first nine months of fiscal year 2002 was $3.1 million, as compared to $6.8 million for the similar period in fiscal year 2001. The decrease is a result of the completion of a majority of the initial expansion plans in the prior fiscal year as well as a realigning of our investment priorities with our available liquidity.

Net cash used in investing activities in fiscal year 2001 was $9.1 million, an increase of $7.2 million from fiscal year 2000. This increase is primarily a result of the purchase of equipment and leasehold improvements as we have continued the expansion of engineering facilities to support anticipated alternative fuel and fuel cell programs.

Net cash provided by financing activities for the first nine months of fiscal year 2002 was $33.1 million. This increase was due to increased investment from the IMPCO of $21.2 million and advances on our line of credit in the amount of $12.0 million.

Net cash provided by financing activities for fiscal year 2001 was $34.9 million. This increase was due to increased investment from IMPCO.

On April 30, 2001, IMPCO amended its credit facility with Bank of America NT&SA to include a $5 million line of credit for our use. We and IMPCO are co-borrowers on this line of credit, and it is secured by our assets. In September 2001, the credit facility with Bank of America was amended to allow us to increase our use of the line of credit from $5.0 million to $15.0 million. As of January 31, 2002, the outstanding balance on this line of credit was approximately $12 million. This revolving line of credit carries an interest rate of prime plus 0.5%. Prior to the distribution, IMPCO will assume liability for the outstanding amounts under the line of credit. Immediately after the distribution, IMPCO will provide a cash infusion of $12 million, which we believe will provide the necessary working capital to fund operations for the next 12 months.

The ratio of current assets to current liabilities was 0.84:1 at January 31, 2002. During the first nine months of the fiscal year 2002, our total working capital decreased by $15.1 million from $11.5 million at the end of fiscal year 2001.

The ratio of current assets to current liabilities was 2.3:1 at the end of fiscal year 2001 and 4.6:1 at the end of fiscal year 2000. During fiscal year 2001, our total working capital decreased by $2.9 million from $14.4 million at the end of fiscal year 2000 to $11.5 million at the end of fiscal year 2001.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed market to risk from exposures to changes in interest rates due to our financing, investing and cash management activities. Specifically, our line of credit at October 31, 2001 is subject to fluctuations in interest rates. Based on amounts outstanding at January 31, 2002 a 1% increase in interest rates would result in additional annual interest expense by $120,000. Our lines of credit outstanding at January 31, 2002 approximates its fair value.

To date, we have not used any derivative financial instruments for the purpose of reducing our exposure to adverse fluctuations in interest rates. We are not a party to leveraged derivatives and do not hold or issue financial investments for speculative purposes.

Recently Issued Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. We expect to adopt FAS 144 as of May 1, 2002 and do not expect that the adoption of the Statement will have a significant impact on our financial position and results of operations.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. We expect to adopt FAS 141 as of May 1, 2002 and do not expect that the adoption of the Statement will have a significant impact on our financial position and results of operations.

BUSINESS

Overview

We design, manufacture and supply integrated fuel systems to original equipment manufacturers (OEMs) of fuel cell applications and alternative fuel OEM vehicles. These fuel cell applications include transportation and industrial vehicles, stationary power generation and portable power generation. Alternative fuel OEM vehicles include cars, trucks and buses powered by internal combustion engines that operate primarily on natural gas or propane. Our advanced fuel systems comprise the storage, monitoring, control and injection of gaseous fuels to improve efficiency, enhance power output, and reduce pollutant emissions from fuel cell systems and internal combustion engines. Our fuel systems enable fuel cells and internal combustion engines to operate on hydrogen, natural gas or propane.

We supply our advanced gaseous fuel systems for alternative fuel vehicle applications to OEM customers for use by consumers and commercial and governments fleets. Since 1997, we have sold over 14,000 fuel systems for alternative fuel vehicle applications, primarily to General Motors. General Motors has sold substantially all of these vehicles to its customers. We also provide our integrated gaseous fuel systems for fuel cell applications to major OEMs through funded research and development contracts and on a prototype basis. These products are not currently used on a commercial basis and will require additional product development over the next five years. Additionally, we believe that these systems will reach production volumes only if OEMs produce fuel cell applications using our systems on a commercial basis. We believe that a commercial market for our fuel cell enabling technologies will develop beginning in 2004 to 2005.

A number of automotive, industrial and power generation manufacturers are developing alternative clean power systems using fuel cells or clean burning gaseous fuels, which decrease fuel costs, lessen dependence on crude oil and reduce harmful emissions. We offer the following to enable the development and commercialization of these systems:

•	fuel-storage—advanced composite, ultra-lightweight tanks that provide cost-effective storage of large quantities of hydrogen or natural gas;

•	fuel delivery—pressure regulators, fuel injectors, flow control valves, and other components designed to control the pressure, flow and metering of gaseous fuels;

•	electronic controls—solid-state components and proprietary software that monitor and optimize fuel pressure and flow to meet manufacturers’ fuel cell or engine requirements; and

•	systems integration—services to integrate gaseous fuel storage, delivery and electronic control components to meet OEM requirements.

We believe that the market for our fuel cell enabling technologies will develop over the next 3-5 years in conjunction with the expected commercialization of fuel cells. We plan to continue the development of our fuel cell enabling technologies to meet this commercialization in 2004. We believe that the commercialization of stationary fuel cells for residential, emergency back-up, and uninterruptible power supply (UPS) applications will precede the volume production of fuel cell vehicles. We plan to focus our fuel cell enabling technology marketing efforts on North America, Europe, and Asia-Pacific. The current market for our integrated gaseous fuel systems is the expanding global market for OEM natural gas and propane vehicles. Based on the size and growth rate for alternative fuel vehicles across the globe, we have focused our marketing efforts in Asia-Pacific, Europe, South America, and North America.

We continually survey and evaluate the benefits of joint ventures, acquisitions and strategic alliances with our customers and other participants in the alternative fuel vehicle industry and emerging fuel cell industry to strengthen our global business position. We have focused our strategic alliances on expanding our market opportunities and advancing the development of our technologies. We currently have strategic marketing alliances with IMPCO and General Motors. We have technology development alliances with General Motors and ATK Thiokol Propulsion focused on the development of enabling technologies for hydrogen fuel cell vehicles.

Fuel Cell Industry

Overview.    The emerging fuel cell industry offers a technological option to address increasing worldwide energy costs, the long-term availability of petroleum reserves, and environmental concerns. Fuel cells have emerged as a potential alternative to existing power sources because of their higher efficiency, reduced noise and lower emissions. Fuel cell industry participants are currently targeting the transportation, stationary power and portable power markets. We believe that our fuel cell enabling products of gaseous fuel storage, fuel delivery and electronic control systems along with our fuel system integration experience can be applied in all three of these markets.

A fuel cell is an electrochemical device that produces electricity by combining a hydrogen fuel with oxygen from the air. This electrochemical reaction occurs silently and without combustion with useable heat and water as the only by-products. The system can use as its base fuel either pure hydrogen or hydrogen derived from hydrocarbon fuels such as methanol, natural gas or petroleum using a device called a reformer. A reformer breaks down hydrocarbon fuels using heat and a catalytic process. Methanol and natural gas are the easiest fuels to reform and require less complex systems. Methanol is not widely available in the current fuel distribution infrastructure and is corrosive. Natural gas is widely available in the current fuel distribution infrastructure for use in power generation, but it is not readily available for vehicles. Gasoline is widely available for vehicles and other uses and is easy to store, but it is difficult to reform and requires complex systems that reduce efficiencies and increase the pollutants produced by the fuel processor.

Hydrogen can also be obtained by the electrolysis of water to provide hydrogen and oxygen. Electrolysis requires substantial amounts of electrical power and the efficient, economical use of electrolysis remains a technical challenge. Regardless of the fuel used to provide hydrogen, the fuel cell system will require on-board hydrogen storage, fuel delivery and electronic controls. Furthermore, a key to optimizing the performance of a fuel cell is proper metering and delivery of hydrogen fuel and air to its fuel stacks and efficient storage of the fuel to maximize its total operation time.

Markets.    Over the next decade and beyond, a significant market is expected to develop for fuel cell powered products. These products will be designed to provide clean, quiet, vibration-free electric power on demand for a variety of applications in the transportation and industrial vehicle, stationary power and portable power markets. According to Frost & Sullivan, the world fuel cell market is projected to grow to $32 billion by 2010.

In the automotive market, each of DaimlerChrysler, Ford, General Motors, Honda, Nissan, Hyundai, and Toyota has recently announced its intention to introduce fuel cell vehicles sometime between 2003 and 2005, with mass production of fuel cell vehicles anticipated by General Motors and Toyota to begin close to the end of the decade. According to Frost & Sullivan, the world automotive fuel cell market is projected to grow to approximately $13.8 billion by 2010.

In the U.S. alone, 403,000 megawatts of new electricity generating capacity is forecast to be needed by 2020 to meet growing demand and to replace retiring units from its current installed electricity generating base of 900,000 megawatts. The existing electricity transmission and distribution grid is already overburdened in a number of regions. By locating the power generation close to where the power is used, known as distributed generation, it is possible to bypass the overloaded transmission and distribution grid. Allied Business Intelligence estimates that stationary fuel cell cumulative electrical generating capacity will grow worldwide from 75 megawatts in 2001 to approximately 16,000 megawatts by 2011. Frost & Sullivan projects the world stationary fuel cell market to grow to $9.92 billion by 2010.

Portable power demands are increasing for a variety of applications, including cellular phones, personal digital assistants, digital cameras, laptop computers, scooters, camping lanterns, lawnmowers, and low power remote generators. The global market for portable power supplies is now served with batteries and small internal combustion engines. Fuel cell technologies have progressed to the point in which they will soon enter the market for these portable applications. Frost & Sullivan projects that the world market for portable fuel cells could reach over $8 billion by 2010.

We believe that additional markets will develop in other areas, including boats, forklifts, golf carts, recreational vehicles, and auxiliary power units. The commercialization of fuel cells in all these markets will require across-the-board cost reductions for the entire system, including the fuel cell stack, fuel system, balance-of-plant, and assembly. As cost reduction targets are achieved in volume production, the U.S. Department of Energy projects that the fuel subsystem will represent approximately 20% of the cost of a fuel cell.

Alternative Fuel Industry

Overview.    Three independent market factors—economics, energy independence and environmental concerns—are driving the development of alternative fuel industry technology and markets. We believe the price differential between propane or natural gas and gasoline is a key driver of the economics of the alternative fuel market. The price of traditional liquid fuels, such as gasoline, is typically two to three times that of natural gas or propane. As an example of this price differential, in 2000, the cost of natural gas in Argentina was 30 and 35 cents per liter, while the price of gasoline was approximately $1.10 per liter. By purchasing OEM propane or natural gas vehicles, customers can take economic advantage of the fuel price differential while reducing harmful vehicle emissions. Based on the cost differentials in Argentina in 2000, end users could recoup the price premium of a typical OEM alternative fuel vehicle in less than eighteen months.

Among the most active transportation companies taking advantage of these economics are taxi companies, transit and shuttle bus companies, and delivery fleets. Because of the global price differential in favor of gaseous fuels compared to gasoline, the availability of gaseous fuels in third-world markets and their lower pollutants, the OEM alternative fuel vehicle market potential is growing rapidly.

In addition to economics, energy independence is a significant driver for the alternative fuel market. Many countries have significant natural gas reserves and seek to use alternative fuels to reduce their dependence on imported oil and reduce their unfavorable balance of payments. Natural gas is generally consumed domestically since it is difficult to transport internationally in a gaseous state and liquefying natural gas tends to be costly. Implementing OEM alternative fuel vehicles that operate on natural gas or propane can lessen the demand for gasoline. For example, the Egyptian government realized that rather than relying solely on petroleum for its transportation needs, it could use natural gas in vehicles to free some of its oil production for export.

Governmental emission regulations, which support the use of clean burning alternative fuels, are also expanding industry growth. The negative environmental impact associated with liquid fuels further increases the demand for systems that use clean burning fuels. Internal combustion engines are a major source of air pollution, which has led to increased government regulation and oversight on vehicle and industrial engine emissions. The U.S. Department of Energy estimates that OEM vehicles fueled with natural gas emit 80% less carbon monoxide and nitrogen oxide than vehicles fueled by reformulated gasoline. Most major international cities are experiencing significant pollution from gasoline and diesel emissions. These cities also have the largest concentrations of fleet operators, and many of these cities are taking steps to reduce emissions, typically by implementing natural gas or propane-fueled vehicles. For example, in Mexico City the government has taken steps such as prohibiting the use of certain vehicles on designated days of the week.

In the United States, legislation such as the Comprehensive National Energy Strategy, the Clean Air Act Amendments of 1990 and the Energy Policy Act of 1992 provide goals for energy and efficiency, set strict emission standards, and promote the implementation of alternative fuels and related technologies. Several states, including California, Massachusetts, New York and Vermont, have also adopted legislation targeted at reducing harmful vehicle emissions. In addition, several countries, including Canada, China, Egypt, France, Germany,

India, Iran, Italy, Mexico, Pakistan, and the United Kingdom, have enacted or are in the process of enacting air pollution regulations or programs favoring the use of alternative fuels.

Markets.    According to the World LP Gas Association and the European Natural Gas Association, there are over 5.6 million gaseous fuel vehicles worldwide, consisting of approximately 4.1 million propane vehicles and approximately 1.5 million natural gas vehicles. In 1999, Frost & Sullivan estimated that the number of propane vehicles in the United States will continue to grow at the historical rate of 1.7 to 1.9% per year through 2005 and that the number of natural gas vehicles in the United States would grow at a compounded annual growth rate of 14.6% per year.

In its International Energy Outlook 2001, the Energy Information Administration of the U.S. Department of Energy has found that interest in expanding the use of alternative fuel vehicles is growing in many parts of the world. Growth projections, reported by the Energy Information Administration and the International Association for Natural Gas Vehicles in comparison with current data available from the European Natural Gas Vehicle Association, indicate that over 2 million additional alternative fuel vehicles will be introduced worldwide by 2010. In Europe, alternative fuel vehicles have rapidly penetrated the transportation market. The European Union’s four largest natural gas-consuming members, the United Kingdom, Germany, France, and Italy, have all introduced incentives for natural gas vehicles. The Mexican Regulatory Commission of Energy estimates that it will be able to increase the penetration of natural gas vehicles from 2,000 in 2000 to 100,000 by 2008.

The Asia-Pacific region is emerging as a significant growth market for alternative fuel vehicles. The International Association for Natural Gas Vehicles in its journal NGV Worldwide reports that in 1999, the Japanese government established a target of introducing 3.4 million “Clean Energy Vehicles” by 2010, of which 1 million would be natural gas vehicles. The Australian Natural Gas Vehicles Council forecast that the number of natural gas vehicles in Australia would increase from approximately 2,000 in 2000 to 70,000 by 2010 to complement its growing propane vehicle fleet of over 515,000. South Korea is expected to spend $610 million to put 20,000 natural gas-powered buses in service by 2007. This is in addition to South Korea’s aggressive implementation of propane-fueled vehicles, which comprise over eight percent of the registered motor vehicles in South Korea.

Competitive Advantages

We believe that our competitive strengths and advantages include the following for the fuel cell and automotive OEM market:

Advanced Fuel Systems and Technologies.    We have an established technology base derived from our investment of more than $85 million in research and development since May 1996. After the spin-off, we will have patents and applications for patents pending on several of our more important new proprietary technologies. These key enabling technologies include our advanced fuel storage and fuel delivery technologies.

Established Systems Integration Expertise.    We believe that our systems integration expertise, together with our proprietary and patented technologies, give us a significant advantage in the fuel cell and alternative fuel markets. We have been supplying integrated alternative fuel systems for multiple General Motors vehicle platforms since 1997. We have designed these integrated fuel systems not only to meet performance requirements, but also to be serviceable and easily assembled. As more OEMs seek to reduce costs by outsourcing key tasks and reducing the number of suppliers, we have increasingly focused on capturing additional revenue opportunities by expanding our systems integration capabilities. In 2000 and 2001, our facilities in Lake Forest, California and Sterling Heights, Michigan were opened to expand our capabilities in integration for our OEM customers that manufacture alternative fuel and fuel cell systems.

Experienced Management Team.    We will retain our management team after the spin-off. Key members of our management team have experience working for major OEM automotive manufacturers or their direct suppliers. This experience provides us with important industry relationships as well as experience in implementing business operation processes consistent with OEM design, manufacturing and supplier systems.

Strategic Alliances.    Through a strategic alliance with General Motors, we will be a recommended provider to General Motors and its affiliates of OEM alternative fuel systems and components, including systems for hydrogen, natural gas and propane. The strategic alliance with General Motors will facilitate access to the automotive OEMs with which General Motors has an association, including Opel, Toyota, Suzuki, Isuzu, Fiat, Renault, and Saab. We also have strategic relationships with companies to provide us with access to advanced technologies and expanded distribution channels. In connection with the distribution, we will enter into a Strategic Alliance Agreement with IMPCO pursuant to which we will work with IMPCO in identifying and conducting research and development programs of mutual interest.

Positioned for Global Growth.    We believe that we are positioned to capitalize on global growth opportunities as a result of our alliance with General Motors and IMPCO and our prototype development projects with international OEMs, including Hyundai, Toyota, and Yamaha.

Business Strategy

Our business strategy is to take advantage of current opportunities in the rapidly expanding international market for natural gas and propane vehicles while also advancing our fuel cell enabling technologies. Our objective is to be the leading developer and supplier of integrated systems that store gaseous fuels and monitor and control the pressure and flow of those fuels for fuel cells and internal combustion engines. Our strategy for achieving this objective includes the following elements:

Provide Fuel Systems to the Stationary Fuel Cell Power Generation Market.    We plan to address demand for stationary fuel cell applications by continuing to work with fuel cell manufacturers to develop and supply integrated fuel systems for their stationary and portable power generation applications. We believe that the commercialization of stationary fuel cells for residential, emergency back-up, and uninterruptible power supply applications will precede the volume production of fuel cell vehicles. Several fuel cell manufacturers have announced intentions of introducing stationary fuel cell products between 2002 and 2005.

Develop and Supply Integrated Fuel Systems for Fuel Cell Vehicle Applications.    We will continue to develop our fuel cell enabling technologies to assist fuel cell OEMs to expedite the commercialization of vehicle applications. We intend to leverage our systems integration expertise in OEM alternative fuel vehicle applications and apply that experience in the emerging fuel cell vehicle market. Most of the major OEM automotive manufacturers have announced intentions to introduce fuel cell vehicles beginning in 2004 to 2005. We will focus our fuel cell enabling technology business development priorities in North America, Europe and Asia-Pacific.

Focus Research and Development on Fuel Cell Enabling Technologies.    We intend to focus our research and development efforts on advancing our fuel cell enabling technologies and systems to succeeding generations to further improve performance and reduce cost. We plan to continue to expand our research and development in fuel storage, fuel delivery and electronic control systems for fuel cells. We will actively seek to establish joint development programs and strategic alliances with the major fuel cell developers and industry leaders in these markets. For example, under our alliance with General Motors, we will co-develop technologies that will aid in the more rapid commercialization of fuel cell applications.

Expand Participation in the Development of Industry Standards.    Members of our management team have served on the boards of key fuel cell and alternative fuel vehicle industry organizations, including California Hydrogen Business Council, CalStart/Weststart, National Hydrogen Association, Natural Gas Vehicle Coalition and U.S. Fuel Cell Council. Codes and standards cover the safety aspects of fuel cell systems in vehicle, test procedures to establish the performance of the system/components, and interface requirements. We plan to expand our participation in national and international organizations that can influence international standard setting organizations for alternative fuel vehicles, fuel cell applications, and related supporting infrastructure. We will focus our involvement in these organizations to promote standards that are performance-based and consistent with and inclusive of our technologies.

Increase our Participation in the Alternative Fuel OEM Vehicle Markets.    We plan to leverage our technology and systems integration capabilities in the OEM alternative fuel vehicle markets to expand our customer base and enter new OEM markets. We believe that significant opportunities for growth exist in international markets. Based on the size and projected growth rate for alternative fuel vehicles across the globe, we have prioritized our business development efforts in Asia-Pacific, Europe, South America and North America.

Business Operations

Overview.    We develop and manufacture cost-effective and efficient gaseous fuel storage, fuel delivery and electronic control systems for OEM passenger and fleet vehicles. We also target the emerging fuel cell industry, which includes the transportation, industrial vehicle, and stationary and portable power generation markets, and the hydrogen-refueling infrastructure to be developed to support fuel cell vehicles. Our capabilities include the following:

•	research and development;

•	application engineering and validation;

•	fuel cell power system controls and validation;

•	hydrogen and compressed natural gas fuel storage and testing;

•	testing procedures to meet different global regulations and emission control standards;

•	fuel control devices and technology for gaseous fuels and other gases for use in internal combustion engines, fuel cells and other applications requiring metering of gases; and

•	manufacturing.

Products.    Our core products include gaseous fuel storage, fuel delivery and electronic controls for OEM alternative fuel vehicles and fuel cell systems used in the transportation, stationary power generation and portable power markets. We continue to improve our products and develop new systems to meet increasingly stringent vehicle operational and durability requirements in automotive OEM fuel cell powered vehicles. We also are developing improved system technologies using injectors, high-and low-pressure regulators, on-board diagnostics, high-performance fuel system control modules, fuel lock-offs and related components for application in the stationary and portable power generation fuel cell markets. We design and manufacture computerized controls, regulators and automatic shut-off equipment, and lightweight, high-pressure hydrogen and natural gas storage tanks using our TriShield technology.

We classify the stages of our product development in the following categories:

•	research & development;

•	prototype;

•	pre-production prototype; and

•	production ready.

Our fuel storage products include cylindrical and conformable tanks. We provide lightweight, all-composite storage tank technologies for compressed hydrogen. The lightweight nature of the tank, coupled with high hydrogen mass by volume, improves the range of hydrogen-powered fuel cell vehicles. Our conformable tank maximizes hydrogen storage in a given space, optimizing the volume of hydrogen stored on board. We expect that the remaining product development costs for these products will be approximately $20 to $25 million. The following table describes the features and production stages of our storage products:

Products	Features/Production Stage
TriShield All-Composite Storage Tanks	•Designed for safety, lightweight and cost-effectiveness
•Exceeds current regulatory qualification requirements and also meets OEMs more stringent requirements for use in natural gas fueled vehicles
•Provides 30% more fuel capacity than comparably sized aluminum tanks, and lower cost than steel tanks

•The all-composite liner technology acts as a permeation barrier for stored fuel and reduces the possibility of hydrogen embrittlement often present with aluminum or steel liners in the presence of hydrogen

•Production ready for compressed natural gas; production ready for hydrogen in approximately 2003 to 2004

Conformable Storage Tanks	•Designed for safety, lightweight and storage efficiency
•Optimal packaging solution
•Prototype stage; production ready for hydrogen in approximately 2005 to 2007

Our fuel delivery products consist of regulators, injectors and valves. We have designed our patented in-tank regulator for use with hydrogen for fuel cell applications. Our design provides greater safety by eliminating the need for high-pressure fuel lines outside of the fuel storage tank. The unit is also cost-effective because it incorporates the features of many independent components, thereby eliminating the need to install several separate components. We have designed our patented fuel injector for use with dry gases such as hydrogen. Our fuel injector is capable of handling the high flow rates needed in automotive OEM applications, while offering superior durability, longer life, less noise and lower cost. This component also allows for very precise metering of fuel, which is critical to optimize a fuel cell system. We expect that the remaining product development costs for these products will be approximately $5 million. The following table describes the features of our fuel delivery products:

Products	Features/Production Stage
In-Tank Regulators	•Reduces the pressure of the fuel stored in the tank at the tank outlet, eliminating the need for high-pressure fuel lines running throughout the system
•Increased safety
•Significant cost reductions versus competitive products
•Prototype stage; production ready for compressed natural gas and hydrogen in approximately 2003 to 2004

Gaseous Fuel Disc Injectors	•Designed specifically for precise gaseous fuel metering to provide superior flow rate and increased durability over existing plunger technologies
•Generally translates into lower costs than competing technologies
•Prototype stage; production ready for compressed natural gas and propane in 2002 and for hydrogen in 2004.
•Production ready for compressed natural gas; production ready for hydrogen in approximately 2004.

Injector Pressure Regulators	•Provides precise control of fuel required for injection systems in fuel cell applications

Products	Features/Production Stage
•Production ready for compressed natural gas; production ready for hydrogen in approximately 2004.

Gas Mass Sensors/ Mixture Control Valves	•Measures and controls gaseous fuel and airflow, a critical step in the optimization of fuel cell systems
•Production for compressed natural gas commenced in 1997.

Fuel Shut-off Products	•Mechanically or electronically shuts off fuel flow to the system when fuel leakage occurs or when the system is turned off
•Production for compressed natural gas commenced in 1997.

Our electronic control products range from 8 to 32-bit architecture. These units precisely control the flow and pressure of gaseous fuels, such as hydrogen, and other gases, such as air. We currently use these electronic controls, coupled with our proprietary software, to optimize fuel pressure and flow management for fuel cell applications. We believe, however, that there are numerous other potential applications for these controls. We expect that the remaining product development costs for these products will be approximately $5 million. The following table describes the features of our electronic controls and software products:

Products	Features/Production Stage
Electronic Controls and Proprietary Software	•Manages flow of fuel and air in fuel cell systems to improve optimization of overall system
•Provides closed-loop system control
•Proprietary designs, software and calibration tools to develop, calibrate and optimize fuel cell control systems
•Sensors, actuators and controllers specific to our customers’ needs and specifications
•production for compressed natural gas commenced in 1997; production ready for hydrogen in approximately 2004.

Services.    We provide services in the areas of design, development, validation, certification, manufacture and after-sales service support. We provide our customers with the following services to support their programs for transportation, and stationary and portable power generation applications:

•
Systems Integration.    We integrate our gaseous fuel storage, fuel delivery and electronic control components and systems into fuel cell engine applications in the transportation, stationary power and portable power industries. We also provide rapid prototyping techniques, which accelerate the iterative design process and result in a more accurate design.

•
Testing and Validation.    To increase the likelihood of high success rates at the system level, we perform component, subsystem and system testing and validation. These procedures must satisfy our own internal requirements, customer-specific requirements and industry standards. If no suitable procedures exist, we generate requirements for the customer.

•
Certification and Compliance.    Our regulatory and certification engineers implement the latest emissions and safety regulations to ensure the proper certification and ongoing compliance of our products and our business.

•	System Level Assembly. We develop and manage the assembly process for integration of our systems into end products at our facility or at our customers’ facilities.

•	Training. We develop comprehensive technical training for our customers that sell and service our products as well as for our customers that use our products.

•
Service and Warranty.    We have extensive capabilities in developing service procedures and programs for OEMs. We also provide technical support over the telephone or at customer sites to resolve technical issues.

Sales and Distribution.    We derive revenue from alternative fuel and fuel cell development contracts with OEMs, government contracts focused on fuel cell and alternative fuel research and the sale of our alternative fuel products for use in alternative fuel vehicles manufactured by General Motors and other OEMs. Through our Teaming Agreement with General Motors, we sell our jointly developed alternative fuel systems and components to General Motors. Through our strategic alliance with General Motors announced in June 2001, we will be a recommended provider to General Motors of hydrogen storage, hydrogen handling and associated electronic controls for fuel cell system applications. We rely on our sales force and strategic partners to sell our products and services, develop new customers and consummate joint application development programs with leading OEMs in the target alternative fuel vehicle and fuel cell markets of transportation as well as stationary and portable power generation.

Manufacturing.    Our manufacturing activities currently include assembly, system installation and tank manufacturing. We assemble the majority of our components at our facility in Guaymas, Mexico, but outsource the assembly of complex electronic components and select key suppliers for certain components of developed fuel systems. Our vendor and service provider supply base is highly diversified. None of our suppliers represents more than 7% of our raw material purchases. Complete systems are installed on vehicles at the OEM manufacturing facility or at third-party equipping sites. The criteria for the establishment of a site are proximity to vehicle manufacturing and delivery points.

Our operations are QS-9000 certified, with the exception of our Sterling Heights, Michigan facilities. Our primary Sterling Heights facility is scheduled to be audited for QS-9000 certification before the end of the 2002 calendar year.

Strategic Relationships

We continually survey and evaluate the benefits of joint ventures, acquisitions and strategic alliances with our customers and other participants in the alternative fuel vehicle industry and emerging fuel cell industry to strengthen our global business position. We have focused our strategic alliances on either our marketing strategy or on our development strategy. Our marketing strategy seeks to expand the distribution channels for our advanced fuel system technologies. Our development strategy is to advance the state of technology and its application.

IMPCO.    In connection with the distribution, we will enter into a Strategic Alliance Agreement with IMPCO pursuant to which we will work with IMPCO in identifying and conducting research and development programs of mutual interest. As part of such research and development activities, we may develop, solely or jointly with IMPCO, technology that is owned solely by us or jointly with IMPCO. The other purpose of this relationship is to provide IMPCO access to our advanced technologies products, including the CNG storage tanks, fuel injectors, in-tank regulators and other products, for use in automotive, bus and truck and industrial aftermarket applications and in the bus and truck and industrial OEM markets. We believe that the strategic alliance with IMPCO will expedite the commercialization and integration of our advanced gaseous storage and handling systems into broader global alternative fuel markets, including automotive after-market, material handling, internal combustion engine-based stationary and portable power generation, and general industrial markets.

General Motors.    In June 2001, we announced a strategic alliance with General Motors in which General Motors will acquire an equity position in our company following the spin-off. We believe that the strategic alliance with General Motors will advance and commercialize, on a global basis, the integration of our gaseous storage and handling systems into fuel cell systems used in the transportation markets. Under the alliance, we and General Motors will co-develop technologies that will aid in more rapid commercialization of fuel cell applications. Additionally, General Motors will promote our company throughout the General Motors organization as a recommended provider of hydrogen storage, hydrogen handling and associated electronic controls that meet OEM requirements. This strategic alliance expands upon the relationship that has been in place between General Motors and Quantum (as IMPCO’s Automotive OEM Division) since 1993, through which we provide integrated natural gas and propane fuel systems for their alternative fuel vehicle products. For a more detailed description of the agreements we have with General Motors, see ‘‘Certain Relationships and Related Transactions—Agreements with General Motors.’’

ATK Thiokol Propulsion.    In May 2000, we formed a strategic alliance with NASA Space Shuttle rocket booster manufacturer, ATK Thiokol Propulsion to design, develop, manufacture and commercialize hydrogen fuel storage vessels for application in an automotive vehicle system. ATK Thiokol’s core competencies include extensive material science knowledge, advanced analytical capabilities and a 1,050-acre test facility. This alliance provides us access to over 800 ATK Thiokol scientists, engineers and support personnel experienced in the handling and management of hydrogen fuel. We have exclusive rights to several of ATK Thiokol’s technologies for commercialization purposes, including its conformable tank technology for the emerging automotive fuel cell markets and nondestructive evaluation technology for testing, and we have exclusive rights to distribute ATK Thiokol products in the North American and European Markets. ATK Thiokol is entitled to receive royalties on certain technologies for products we sell commercially that incorporate ATK’s technology.

Substantially all of our revenues for the fiscal year ended April 30, 2001 related to product sales to and development fees from General Motors. Since the beginning of 2001, we have had prototype development projects or programs with the following entities:

Adam Opel AG AeroVironment DCH Technology Ford Motor Company General Motors (Global Alternative Propulsion Center) Hydrogenics Corporation Hyundai America Technical Center
Hyundai Motor Company
ISE Research
Pinnacle West Capital Corporation
Proton Energy Systems, Inc
South Coast Air Quality Management District
Toyota Motor Corporation
U.S. Department of Energy
Yamaha Motor Company

We intend to establish similar relationships with other leading industry OEMs by using our systems integration capabilities and our leading technology position in fuel storage, fuel delivery and electronic controls.

Research and Development

Since May 1996 we have invested over $85 million in research and development for the advancement of our gaseous fuels and fuel cell technology. We conduct research and development in the following areas, with corresponding technical capabilities:

•
Fuel Storage.    Composite pressure vessel design and analysis, carbon and epoxy filament winding and hydraulic, pneumatic, burst and fatigue testing. Evaluation and development test capabilities for advanced hydrogen storage materials, including hydride, alanates, carbon adsorption and other emerging materials.

•	Electronic Control Systems. Specialization in hardware design and selection, engine modeling, calibration and software design for engine and emission controls.

•	Mechanical Design and Development. Specialization in pneumatics, kinematics, hydraulic components and systems and advanced materials, structural, flow and thermal analysis.

•	Advanced Catalysts. Catalyst synthesis and processing, catalyst and emission testing and fabrication of corona and conventional prototype converters.

•
Advanced Products.    Injectors, compressors and micro machining, including pressure sensors and bi-directional mass flow sensors, fuel management, fuel storage and fuel supplies for fuel cell power systems, mass flow sensors for natural gas measurement and “smart” sensors using 8-bit micro-controllers.

•
Component and Subsystem Test Facilities.    Extended vibrations, shock loads and accelerations, extreme temperature exposure from -85 F to 392 F and thermal shock, cyclic corrosion, extended salt, fog, humidity and dryness cycling, severe acid and alkali corrosion, flow simulations and pneumatic leak checks.

We believe these capabilities are a critical component of our ability to maintain our technology leadership position in fuel cell and alternative fuel enabling systems. We intend to develop and adapt our current technologies and products for use in connection with fuel cells, including the following advanced products:

•
Micro-Machined Mass Flow Sensors.    We have successfully designed, fabricated and tested a micro-machined single and bi-directional mass flow sensor for air and natural gas mass flow measurement and a micro-machined bi-directional mass flow and concentration sensor. These micro-machined devices may have several applications for fuel cell systems.

•	Continuous Flow Control. We are working on a variety of fuel metering devices for gaseous fuels that feature continuous flow outputs for use in fuel cell applications.

•
Water Management.    We have expertise to develop integrated systems to provide water vaporization and humidification of gas streams, direct water vapor transfer from humid to dry streams, de-ionized water compatibility, water contamination removal, water pumps and the storage and metering of water for fuel cells.

•	Heat Exchanger and Thermal Management Systems. We have expertise to develop integrated thermal management systems, including heat transfer components and fluids and HVAC systems.

Competition

In the fuel cell industry, our area of expertise is in hydrogen fuel storage, fuel delivery, electronic controls, and system integration. We do not manufacture fuel cells or fuel reformers. Our principal competition in the fuel cell markets primarily consists of companies developing individual components.

We believe that our competitive advantage for current and potential future competitors is our technology leadership derived from many years of experience with alternative fuels. Our current competitors typically focus on fuel injection and individual components. We are unique in being able to offer complete integrated fuel systems based on our own advanced technologies, including gaseous fuel storage, fuel metering, and electronic controls.

A critical element for fuel cell vehicles and OEM alternative fuel vehicles is fuel storage. The major competitors for high-pressure gaseous storage cylinders include Dynetek Industries Ltd., Lincoln Composites and Structural Composites Inc. Liquid hydrogen, metal hydrides, and on-board liquid fuel reformation may also provide alternatives to high-pressure storage. Companies pursuing these competing technologies include Linde AG, Energy Conversion Devices, which has recently joined forces with Texaco, and ExxonMobil.

An emerging competitor focused on fuel cell system integration, but without its own technologies, was XCELLSiS. Ballard Power Systems recently completed the acquisition of XCELLSiS and Ecostar to become a consolidated fuel cell manufacturer and system integrator.

In the alternative fuel industry, our key competitors in North America for gaseous fuel delivery products in the automotive OEM market include Alternative Fuel Systems, Baytech Corporation, Clean Air Partners, FEV, GFI Control Systems, Inc. and Westport Innovations. In international markets, we compete with aftermarket component and kit manufacturers such as Aisan, Koltec, Landi, Lovato, OMVL, Tartarini and Vialle. In the future, we may also face competition from traditional automotive component suppliers, such as Bosch, Delphi, Siemens and Visteon, and from motor vehicle OEMs that develop fuel systems internally. Many of these potential competitors have been in business longer than us and have substantially greater financial, marketing and development resources than we have.

Product Certification

We must obtain emission compliance certification from the Environmental Protection Agency to introduce vehicles or engines into commerce in the United States, and from the California Air Resources Board to introduce vehicles or engines into commerce in California. Certification requires that each vehicle or engine meet specific component, subsystem and vehicle-level durability, emission, evaporative, and idle tests.

We strive to meet stringent industry standards set by various regulatory bodies and industry practices, including the Department of Transportation and Federal Motor Vehicle Safety Standards, the National Fire Protection Association, TÜV, Underwriters Laboratories, and American Gas Association. Approvals enhance the acceptability of our products in the domestic marketplace. Many foreign countries also accept these agency approvals as satisfying the “approval for sale” requirements in their markets.

Backlog

As of December 31, 2001, our backlog for our products was approximately $1 million, all of which we expect to be filled by the end of the fiscal year. We measure backlog for our product sales from the time orders become irrevocable, which generally occurs 60 days prior to the date of delivery.

Employees

As of April 30, 2002, IMPCO had 156 full-time employees in the Quantum division. IMPCO intends to transfer these employees to us prior to the distribution in connection with IMPCO’s contribution of assets to us. We consider our relations with our employees to be good. None of our employees is represented by a collective bargaining agreement.

Facilities

Our corporate headquarters is in Irvine, California. We operate research and development facilities in California, Michigan, and Utah. Our Advanced Technology Center is dedicated to the research and development of systems and technologies that enable the use of gaseous fuels in internal combustion engines and fuel cells. This center conducts research and development of advanced fuel storage, systems for light- and medium-duty OEM alternative fuel vehicles and for fuel cell applications, including transportation, stationary power generation, and portable power generation.

Together with ATK Thiokol, we have established a hydrogen storage cycling testing facility in Utah. We use the facility to perform hydrogen cycling testing through repeated fast-fills on compressed gas storage tanks and subsystems. The fully instrumented fast-filling tests will determine temperature rise and confirm the gas thermodynamics experienced during filling. We need this critical data for the design, manufacture, testing and validation of compressed hydrogen storage tanks. While the initial focus of the testing will be on hydrogen storage and handling for vehicle applications, the facility’s testing capabilities apply directly to storage systems for hydrogen refueling stations.

We conduct vehicle development and integration at our facilities located in Lake Forest, California and Sterling Heights, Michigan. We opened these facilities during the 2000 fiscal year. The Advanced Vehicle Concept Center in Lake Forest, California employs over 59 engineers and other professionals focused on systems integration, validation and certification for concept, prototype and production vehicles the center additionally conducts research and development of advanced fuel delivery and electronic control systems for light- and medium-duty OEM alternative OEM fuel vehicles and for fuel cell applications, including transportation, stationary power generation, and portable power generation. Our Sterling Heights, Michigan facility employs over 17 engineers and other professionals to assist our OEM customers in the Detroit area, acting as a liaison between us and our customers, performing the following primary functions: program management, vehicle commercialization, production, service, validation and specialty vehicle assembly management.

We currently lease additional manufacturing, research and development and general office facilities in the following locations set forth below:

Location	Principal Uses	Square Footage
Irvine, California	Corporate offices, manufacturing, R&D and testing	79,000
Lake Forest, California	Design, development and testing	65,000
Sterling Heights, Michigan	Design, development and testing	43,000

We believe our facilities are presently adequate for our current core product manufacturing operations and OEM development programs and production. We anticipate that we will require additional space as we expand our operations in the fuel cell and alternative fuel industries. We believe that we will be able to obtain suitable space as needed on commercially reasonable terms.

Intellectual Property

We rely primarily on patent and trade secret laws to protect our intellectual property. Following the distribution, we will have six domestic patents outstanding, which will expire between July 2015 and December 2017. We also will have two domestic patent applications pending. Our pending patent applications may not be allowed. Even if they are allowed, these patents may not provide us a competitive advantage. Competitors may successfully challenge the validity and scope of our patents and trademarks.

We also rely on a combination of trademark, trade secret and other intellectual property laws and various contract rights to protect our proprietary rights. However, we do not believe our intellectual property provides significant protection from competition. We believe that patent, copyright, trademark and trade secret protection are less significant and that our growth and future success will be more dependent on factors such as the knowledge and experience of our personnel, new product introductions and continued emphasis on research and development. We believe that establishing and maintaining strong strategic relationships with valued customers and OEMs are the most significant factors protecting us from new competitors.

Legal Proceedings

Except as set forth below, we are not currently a party to any material legal proceeding. In addition to the proceeding described below, we may from time to time become involved in litigation relating to claims arising in the ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

In August 2000, IMPCO proceeded with legal action in federal court (Eastern District of Michigan, case #00-73633) against GFI Control Systems Inc. and Dynetek Industries Ltd. for patent infringement (U.S. Patent No.6,041,762), which covers a compressed gas fuel system that includes a tank with an internal pressure regulator. GFI Control Systems Inc. led a counter-claim for patent infringement. We intend to vigorously enforce our intellectual property rights.

MANAGEMENT

Directors and Executive Officers

Following the distribution, our board of directors will be comprised of not less than four nor more than 11 directors. Our current directors are Alan Niedzwiecki and Dale Rasmussen. In connection with the distribution, up to five additional directors will be elected to the board immediately prior to the distribution. Our board of directors will be divided into three classes as described below.

The following table sets forth the names, ages and positions of the individuals who serve or who we expect to serve as our directors and executive officers immediately following the distribution:

Name	Age	Position
Alan P. Niedzwiecki	44	President; Chief Operating Officer; Director
Raymond W. Corbin	50	General Manager of GM Alternative Fuel Programs
Cathryn T. Johnston	36	Director of Business Operations; Secretary
Thomas K. Wiedmann	42	Vice President of Research and Development
Dale L. Rasmussen	52	Chairman of the Board; Director
Brian A. Runkel	40	Director

Alan P. Niedzwiecki has served as our President and as one of our directors since February 2002. Mr. Niedzwiecki was appointed as our Chief Operating Officer in November 2001 and continues to serve in that position. From October 1999 to November 2001, Mr. Niedzwiecki served as our Executive Director of Business Development. From June 1989 to October 1999, Mr. Niedzwiecki was President and CEO of NGV Corporation, an engineering and marketing/commercialization consulting company. Mr. Niedzwiecki has more than 25 years of experience in the alternative fuels industry in product and technology development and commercialization relating to mobile, stationary power generation and refueling infrastructure solutions. Mr. Niedzwiecki is a graduate of Southern Alberta Institute of Technology, with a degree in Petroleum Engineering.

Raymond W. Corbin has served as our General Manager of General Motors Alternative Fuel Programs since February 2001. Mr. Corbin joined us in May 2001 as Director of General Motors Alternative Fuel Programs. From June 1974 until May 2001, Mr. Corbin worked for General Motors Powertrain and Calsonic-Kansei Corporation. He has over 30 years of automotive experience in engines, emission systems, powertrain, exhaust systems and manufacturing. Mr. Corbin holds a B.S. in Mechanical Engineering from Kettering University (formerly General Motors Institute).

Cathryn T. Johnston has served as our Director of Business Operations since June 2000 and became our Corporate Secretary in November 2000. From 1993 to June 2000, Ms. Johnston held various positions with IMPCO, including Manager of Business Administration, Manager of Program and Contracts Administration, and Program Administrator for OEM programs. Prior to joining IMPCO in 1993, Ms. Johnston held several business administration positions in a variety of industries, including the residential building industry and the non-profit sector. She has over 15 years of experience in business administration and operations positions. Ms. Johnston received a B.S. in Developmental Psychology from the University of California, Santa Barbara and an M.B.A. from the University of California, Irvine.

Thomas K. Wiedmann has served as our Vice President of Research and Development since February 2001. Mr. Wiedman served as a member of our board of directors from February 2001 to February 2002. From June 1997 to February 2001, Mr. Wiedmann served as Director of Vehicle Platforms for IMPCO’s automotive OEM division. Mr. Wiedmann joined IMPCO in 1984 and has held various key engineering positions covering vehicle propulsion, conventional and gaseous fuels and engine/powertrain control systems. Mr. Wiedman received a B.S. in Engineering from Walla Walla College, Washington.

Dale L. Rasmussen has served as a member of our board of directors since October 2000 and was appointed as Chairman of the Board in February 2002. Since April 1984, Mr. Rasmussen has held various positions at IMPCO, including Senior Vice President and Secretary since June 1989, as well as Vice President of Finance and Administration. Prior to joining IMPCO, Mr. Rasmussen was a commercial banker for 12 years at banks that were acquired by Key Bank and U.S. Bank. Mr. Rasmussen is a director of Pacific Aerospace & Electronics, Inc., an international manufacturer of aerospace and electronic components. He received a B.A. in Business Administration and Economics from Western Washington University and is a graduate of the Pacific Coast Banking School.

Brian A. Runkel will be a director immediately prior to the distribution. Since June 1993 Mr. Runkel has served as President of Runkel Enterprises, an environmental consulting firm. Mr. Runkel also serves as Executive Director of the California Environmental Business Council, a non-profit trade and business association representing the California environmental technology and services industries. He received a B.A. in International Relations from George Washington University, and a J.D. from Harvard Law School.

There are no family relationships among any of our directors or executive officers.

Board of Directors

Following the distribution, our board of directors will be comprised of not less than four nor less than 11 directors. In accordance with our amended and restated certificate of incorporation and amended and restated by-laws, the terms of office of our board of directors will be divided into three classes as nearly equal in size as possible with staggered three-year terms: Class I, whose term will expire at the first annual meeting of stockholders held after the distribution, Class II, whose term will expire at the second annual meeting of stockholders, and Class III, whose term will expire at the third annual meeting of stockholders. The Class I directors will be Messrs.              and              , the Class II directors will be Messrs.              and             , and the Class III directors will be Messrs.            ,              and              . Pursuant to our strategic alliance with General Motors, we have agreed to appoint one individual nominated by General Motors to our board of directors prior to the distribution. We also agreed that, during the term of our strategic alliance, we will continue to nominate one individual designated by General Motors to our proposed slate of directors to be presented to our stockholders as necessary for General Motors to retain one seat on our board of directors. During the term of our strategic alliance, General Motors will also be entitled to appoint a non-voting “ex-officio” board member. At each annual meeting of stockholders, beginning with the first annual meeting after the distribution, the successors to the directors whose terms will then expire will be elected to serve from the time of their election and qualification until the third annual meeting following their election or until their successors have been duly elected and qualified, or until their earlier resignation or removal. The classification of our board of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of our company.

Committees of the Board of Directors

Compensation Committee.    The members of our compensation committee will be Messrs.              and             . The compensation committee reviews and makes recommendations to our board of directors concerning salaries and incentive compensation for our directors, officers and employees. The compensation committee will also administer our 2002 Stock Incentive Plan.

Audit Committee.    The members of our audit committee will be Messrs.                 ,              and             . The audit committee reviews our internal accounting and auditing procedures, reviews our audit and examination results and procedures, consults with our management and our independent accountants prior to the presentation of our financial statements to stockholders, and makes recommendations to the board of directors about selecting independent accountants.

Director Compensation

Each director who is not one of our employees will receive an attendance fee of $1,000, plus out-of-pocket expenses, for each board meeting he attends. In addition, board members acting as chairman for the audit, compensation and nominating committees will receive an annual fee of $3,000. Directors are eligible to participate in our stock plans. Option grants to directors are at the discretion of management, and we have no specific plans regarding amounts to be granted to our directors in the future. Please see “—Employee Benefit Plans” for a description of our employee benefit plans in which directors may participate.

Compensation Committee Interlocks and Insider Participation

Our compensation committee will consists of Messrs.              and             . None of our executive officers serves as a director or member of the compensation committee or other board committee performing equivalent functions of another entity that has one or more executive officers serving on the board of directors of our compensation committee.

Executive Compensation

The following table sets forth information concerning the annual and long-term compensation for services rendered in all capacities to IMPCO and its subsidiaries for the fiscal years indicated for the individual who served as our Chief Executive Officer during the last completed fiscal year and the four other most highly compensated individuals who will serve as our executive officers. These individuals are referred to as the “named executive officers” in this information statement.

Summary Compensation Table
		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary(1)	Bonus		Securities Underlying Options(2) (#)	All Other Compensation
Alan P. Niedzwiecki(3) President and Chief Operating Officer	2002 2001 2000	$148,560 130,764 67,896	$	— 5,000 4,100	40,000 7,500 0	$10,521 20,155 33,729	(4)

Syed F. Hussain(5) Former Chief Technology Officer	2002 2001 2000	281,097 250,962 203,846		— 194,200 49,000	— 40,000 10,000	12,135 12,135 12,198	(6)

Raymond W. Corbin(7) General Manager of GM Alternative Fuel Programs	2002 2001	195,000 184,725		— 11,000	— 5,000	14,632 18,526	(8)

Thomas K. Wiedmann Vice President of Research and Development	2002 2001 2000	175,000 136,923 111,019		— 7,000 9,000	— 3,035 47	16,336 15,491 16,218	(9)

(1)	Includes amounts deferred by executive officers pursuant to IMPCO’s Employee Savings Plan and Deferred Compensation Plan.
(2)	Consists of options granted under IMPCO’s incentive option plans.
(3)	Mr. Niedzwiecki joined our company during our 2000 fiscal year and was appointed as our President in February 2002.
(4)	Includes a group term life insurance premium of $135, an automobile allowance of $8,400 and a matching contribution of $1,986 pursuant to the IMPCO Employee Savings Plan.
(5)	Mr. Hussain served as our President and Chief Executive Officer until February 2002 and resigned from Quantum in April 2002.
(6)	Includes a group term life insurance premium of $135 and an automobile allowance of $12,000.
(7)	Mr. Corbin joined our company during our 2001 fiscal year.
(8)	Includes a group term life insurance premium of $207, an automobile allowance of $8,400 and a matching contribution of $6,043 pursuant to the IMPCO Employee Savings Plan.
(9)
Includes a group term life insurance premium of $90, an automobile allowance of $8,400, a matching contribution of $5,425 pursuant to the IMPCO Employee Savings Plan and a matching contribution of $2,421 pursuant to the IMPCO Deferred Compensation Plan.

The positions in the table above are the positions to be held by the named executive officers with us at the time of the distribution and were not necessarily the positions held by the named executive officers with IMPCO during the period or periods covered by the table.

Option Grants in Last Fiscal Year

The following table provides summary information regarding options to purchase IMPCO common stock granted to each of the named executive officers in fiscal 2002. No stock appreciation or stock purchase rights were granted in fiscal 2002.

	Individual Grants
Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year(2)	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
					5%	10%
Alan P. Niedzwiecki	40,000	17.3%	$11.00	12/14/11	$276,714	$701,247

*	Less than 1%
(1)
Options are granted at fair market value of IMPCO common stock on the date of grant and vest cumulatively at the rate of 40% after the first two years following the date of the grant and 20% each year thereafter so that the employee is 100% vested after five years. However, if employment terminates due to death or disability, retirement at or after age 62, or termination without cause, then options vest at the rate of 25% for each full calendar year of employment. Options may be exercised only while an optionee is employed by us or IMPCO, or within three months following termination of such employment. If termination results from death or disability, options may be exercised within one year of the termination date. In no event may options be exercised more than ten years after date of grant. In the event of a change of control, the board may in its sole discretion give all or certain optionees the right to exercise all or any portion of their unvested options. For a description of the adjustment of outstanding IMPCO options in connection with the distribution, please see “—Employee Benefit Plans—Treatment of Outstanding IMPCO Options.”

(2)	Based on an aggregate of 231,000 options granted to IMPCO’s employees, consultants and directors during the 2002 fiscal year.
(3)
The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information concerning exercises of stock options during fiscal year 2002 and the value of unexercised options held by the named executive officers.

	Shares Acquired on Exercise(#)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End(2)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Alan P. Niedzwiecki	—	—	0	47,500	$0	$94,958
Syed F. Hussain	112,000	$728,466	0	0	0	0
Raymond W. Corbin	—	—	0	5,000	0	11,900
Thomas K. Wiedmann	13,491	102,011	43	7,098	56	29,207

(1)	Calculated by determining the difference between the fair market value of the common stock underlying the options on the date each option was exercised and the exercise price of the options.
(2)	Calculated by determining the difference between the fair market value of the common stock underlying the options on April 30, 2002 and the exercise price of the options.

Employee Benefit Plans

Treatment of Outstanding IMPCO Options

Options to purchase IMPCO common stock that are outstanding on the record date of the distribution will be adjusted as described below. As of January 31, 2002, there were 1,274,622 outstanding options to purchase IMPCO common stock at a weighted average exercise price of $9.72. On the distribution date, each outstanding IMPCO option will be converted into two options: an option to purchase the same number of shares of IMPCO common stock covered by the original IMPCO option (provided the option remains unexercised as of the distribution date) and an option to purchase a number of shares of our common stock equal to the number of unexercised shares subject to the original IMPCO option multiplied by a fraction, the numerator of which will be the total number of shares of our common stock distributed to IMPCO stockholders in the distribution and the denominator of which will be the total number of shares of IMPCO common stock outstanding on the record date for the distribution.

The exercise prices per share for each converted IMPCO option and Quantum option will be established in a manner so that:

•
the aggregate “intrinsic value” (which is the market value of the stock underlying the option, less the exercise price of that option, multiplied by the number of shares then covered by that option) after the distribution of the converted IMPCO option plus the intrinsic value of the new Quantum option is not greater than the intrinsic value of the original IMPCO option immediately prior to the distribution;

•
the ratio of the exercise price of the converted IMPCO option to the market value per share of IMPCO common stock after the distribution is not lower than the ratio of the exercise price of the original IMPCO option to the market value per share of IMPCO common stock immediately prior to the distribution; and

•
the ratio of the exercise price of the new Quantum option to the market value per share of Quantum common stock after the distribution is not lower than the ratio of the exercise price of the original IMPCO option to the market value per share of IMPCO common stock immediately prior to the distribution.

The terms of each converted IMPCO option and each new Quantum option (other than the exercise price and the number of shares) will be substantially the same as the original IMPCO options from which they were converted. In the case of non-qualified stock options, if, and to the extent that the vesting of any converted IMPCO non-qualified stock option is subject to vesting based on the continuous employment of the option holder with IMPCO or its subsidiaries, the vesting of the converted IMPCO non-qualified stock option will be subject to the same vesting schedule as the original IMPCO option and continuation of the holder’s employment with either IMPCO or Quantum or their respective subsidiaries, as the case may be, and giving credit for continuous employment with IMPCO or Quantum or their respective subsidiaries, prior to the distribution date.

In the case of incentive stock options under Section 422 of the Internal Revenue Code, if, and to the extent that the vesting of any converted IMPCO incentive stock option is subject to vesting based on the continuous employment of the option holder with IMPCO or its subsidiaries, the vesting of the converted IMPCO incentive stock option will be subject to the same vesting schedule as the original IMPCO option and continuation of the holder’s employment with IMPCO or its respective subsidiaries, and giving credit for continuous employment with IMPCO or Quantum or their respective subsidiaries, prior to the distribution date. Any converted IMPCO incentive stock option held by an individual who continues employment with IMPCO or its subsidiaries following the distribution will continue to vest based on the option holder’s continued employment with IMPCO. Any converted IMPCO incentive stock option held by an option holder who terminates employment with IMPCO or its subsidiaries as of the distribution date will cease vesting and terminate on the thirty-first day following the distribution. IMPCO may amend IMPCO incentive stock options held by individuals who terminate employment with IMPCO as of the distribution to provide that the option will vest based on continuation of the holder’s employment with either IMPCO or Quantum or their respective subsidiaries, as the case may be.

All of the Quantum options issued in connection with the distribution will be non-qualified stock options. The vesting of each Quantum option will be subject to the same vesting schedule as the original IMPCO option and continuation of the holder’s employment with either IMPCO or Quantum or their respective subsidiaries, as the case may be, with credit given for continuous employment with IMPCO or Quantum or their respective subsidiaries, prior to the distribution date. The Quantum options to be granted with respect to each original IMPCO option will be issued under the Quantum 2002 Stock Incentive Plan.

2002 Stock Incentive Plan

The purpose of our 2002 Stock Incentive Plan is to enhance our long-term stockholder value by offering our employees, directors, officers and consultants the opportunity to promote and participate in our growth and success, and to encourage these people to remain in our service and acquire and maintain stock ownership in us. We expect that our board of directors and sole stockholder will adopt the 2002 Stock Incentive Plan prior to the distribution. A total of 3,500,000 shares of common stock will be reserved for issuance under the plan. The number of shares reserved for issuance under our 2002 Stock Incentive Plan will increase annually on the first day of our fiscal year beginning in 2003 by an amount equal to:

•	3% of the total number of shares outstanding as of that date; or

•	a lesser number of shares determined by our board of directors.

Of the annual increase in shares specified above, the lesser of 1,000,000 shares or the actual increase in shares shall be available for the grant of incentive stock options. No more than 400,000 shares under options can be granted to an individual optionee in any given fiscal year. We may grant up to an additional 400,000 shares, which will not count against the limit set forth in the previous sentence, in connection with an optionee’s initial commencement of service with our company.

Our 2002 Stock Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to employees, including officers and employee directors. Non-qualified stock options and stock purchase rights may be granted to employees, including officers and directors, and to non-employee directors and consultants. Our board of directors, or a committee designated by the board, will administer the 2002 Stock Incentive Plan and determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the vesting and the form of consideration payable upon such exercise.

The optionee cannot transfer incentive stock options other than by will or the laws of descent and distribution. The terms of an option agreement may also permit the transfer of non-qualified stock options by gift or pursuant to a domestic relations order. During the lifetime of the optionee, each incentive stock option is exercisable only by the optionee. Upon termination of employment for any reason, other than death or disability, any options that have become exercisable prior to the date of termination will remain exercisable for thirty days from the date of termination, unless otherwise determined by our board of directors. If termination of employment was caused by death or disability, any options which have become exercisable prior to the date of termination will remain exercisable for twelve months from the date of termination. In no event may an optionee exercise the option after the expiration date of the term of the option set forth in the award agreement.

The exercise price of all incentive stock options granted under our 2002 Stock Incentive Plan must be at least equal to 100% of the fair market value of the common stock on the date of grant. The exercise price of all non-qualified stock options granted under our 2002 Stock Incentive Plan must be at least equal to 85% of the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all our classes of stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value of the common stock on the date of grant and the maximum term of these options must not exceed five years. The maximum term of an incentive stock option granted to any participant who does not own stock possessing more than 10% of the voting power of all our classes of stock must not exceed ten years. The term of all other awards granted under our 2002 Stock Incentive Plan will be determined by the board. The consideration payable upon exercise of the option may consist of cash, check, shares of our common stock, the assignment of part of the proceeds from the sale of shares acquired upon exercise of the option (through a same-day sale and exercise procedure facilitated by a brokerage firm), loan or any combination of these forms of consideration.

The terms of options granted by us in connection with the adjustment of outstanding IMPCO options at the time of the distribution, including the exercise price and number of shares subject to the option, will be determined as provided in the Employee Benefit Matters Agreement.

In the event of any of the following, options under our 2002 Stock Incentive Plan will terminate and be cancelled, unless the successor corporation assumes or substitutes the options:

•	a dissolution, liquidation or sale of all or substantially all of our assets;

•	a merger or consolidation in which we are not the surviving entity;

•	a corporate transaction in which our stockholders give up a majority of their equity interest in our company; or

•	an acquisition of 50% or more of our stock by any individual or entity, including by tender offer or a reverse merger.

The board has the authority to provide for the full or partial automatic vesting and exercisablity of some or all of the outstanding awards under the 2002 Stock Incentive Plan upon the occurrence of any of the above events.

Unless terminated sooner, this plan will terminate automatically on the tenth anniversary of the effective date of the plan. The board has the authority to amend, suspend or terminate the plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted and then outstanding under the plan.

401(k) Plan

We expect to adopt a defined contribution plan intended to qualify under Section 401(k) of the Internal Revenue Code. All employees who are at least age twenty-one or older are eligible to participate in the Plan on the first day of employment with our company. Participants may make pre-tax contributions to the plan of up to 15% of their eligible pay, subject to a statutorily prescribed annual limit. We may provide matching contributions in our discretion and match elective salary deferrals up to 3.0% of compensation. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with the distribution, we will enter into the Contribution and Distribution Agreement and several ancillary agreements with IMPCO that will define our ongoing relationship after the distribution and to allocate tax, employee benefits and certain other liabilities and obligations arising from periods prior to the distribution date. We are entering into these agreements with IMPCO while we are still a wholly-owned subsidiary of IMPCO and, while we believe the terms of these agreements reflect arms’ length transactions, these agreements may not be the same as would have been obtained through negotiations with an unaffiliated third party. For a description of these agreements, please see “Relationship Between IMPCO and Our Company After the Distribution.”

Prior to the distribution, each of our current executive officers served as an officer or employee of IMPCO and/or its other subsidiaries. In acting on our behalf, these officers considered not only the short-term and long-term impact of operating decisions on our business, but also the impact of such decisions on the business of IMPCO. One of our directors, Dale Rasmussen, will remain employed by IMPCO and will continue to serve as IMPCO’s Senior Vice President and Secretary after the distribution.

Some of our directors and executive officers own substantial amounts of IMPCO common stock and vested IMPCO options. See “Security Ownership of Certain Beneficial Owners and Management” for a description of the securities these individuals own. Ownership of IMPCO common stock and IMPCO options by our directors and executive officers after the distribution could create, or appear to create, potential conflicts of interest when faced with decisions that could have disparate implications for IMPCO and us.

Agreements with General Motors

In June 2001, we entered into a strategic alliance with General Motors regarding the development of fuel cell systems. Under the terms of the strategic alliance, General Motors will acquire shares of our Series A common stock representing 19.9% of our issued and outstanding capital stock following the distribution. We entered into the agreements described below with General Motors in connection with the alliance. These agreements have been filed as exhibits to the registration statement. The following description is only a summary and is qualified by reference to the filed exhibits.

Corporate Alliance Agreement

The Corporate Alliance Agreement between us and General Motors serves to formalize our agreement to work together to advance and commercialize, on a global basis, fuel cell systems and the market for fuel cells to be used in transportation, mobile, stationary and portable applications. The Corporate Alliance Agreement will become effective upon the distribution and has a term of ten years. The agreement provides that:

•	General Motors is obligated to actively support, endorse and recommend us to its customer base;

•	General Motors will assist and provide guidance with respect to our directed research and development of fuel cell applications;

•
we will appoint one individual nominated by General Motors to our board of directors prior to the distribution, and thereafter during the term of the agreement we will continue to nominate one individual designated by General Motors to our proposed slate of directors to be presented to our stockholders as necessary for General Motors to retain one seat on our board of directors;

•	General Motors will be entitled to appoint an “ex officio” board member with non-voting capacity during the term of the agreement;

•	we will provide minimum amounts of annual funding to projects approved under the alliance; and

•	beginning three years after the effective date of the agreement, we will pay General Motors a percentage of gross revenues derived from sales of applications developed under the strategic alliance.

We will retain the ownership of our existing technology and we and General Motors will jointly own technology that is jointly created under the alliance. We will be free to use jointly created technologies in certain aspects of our business but will be required to share revenues with General Motors on fuel cell system-related products that are sold to General Motors or third parties. Under the agreement, General Motors will have a right of first refusal in the event that we propose to sell, or otherwise transfer our fuel cell related intellectual property contemplated under the Corporate Alliance Agreement. In the event that we decide to discontinue operations or are deemed insolvent, General Motors will have the right to purchase the intellectual property contemplated under the Corporate Alliance Agreement at a price to be determined by an independent appraisal firm approved by both us and General Motors.

Stock Transfer Agreement

We entered into a Stock Transfer Agreement pursuant to which we agreed to issue to General Motors shares of our Series A Common Stock representing 19.9% of our total issued and outstanding capital stock after the distribution. We will issue the Series A common stock immediately following the distribution. Upon the closing of an initial public offering of our securities to the general public, the outstanding shares of Series A Common Stock held by General Motors will automatically be converted into that number of shares of common stock equal to 19.9% of the issued and outstanding capital stock of our company following such offering. The Series A Common Stock will automatically convert into common stock upon the closing of an initial public offering of our stock. We also agreed that, subject to limited exceptions, we would not issue any stock in a private placement transaction without the prior written consent of General Motors.

Registration Rights Agreement

We entered into a Registration Rights Agreement with General Motors pursuant to which General Motors may demand that we file a registration statement under the Securities Act covering some or all of General Motors’ common stock into which the Series A common stock is convertible. General Motors may make this demand any time after the earlier of three years following the distribution or six months after the effective date of our first registration statement for a public offering of our securities to the general public. We are not required to effect more than two demand registrations nor are we required to effect a registration if the requested registration would have an aggregate offering price to the public of less than $20 million. In an underwritten offering, the managing underwriter of any such offering has the right, to limit the number of registrable securities to be included in the registration statement.

General Motors will also have “piggyback” registration rights. If we propose to register any of our equity securities under the Securities Act other than pursuant to the demand registration rights described above or certain excluded registrations, General Motors may require us to include all or a portion of its registrable securities in the registration and in any related underwriting. Further, if we are eligible to effect a registration on Form S-3, General Motors may demand that we file a registration statement on Form S-3 covering all or a portion of its registrable securities, provided that the registration has an aggregate offering price of $10 million. We will not be required to effect more than two such registrations in any 12 month period. In general, we will bear all fees, costs and expenses of such registrations, other than underwriting discounts and commissions. We also agreed to take such reasonable actions as are necessary to make Rule 144 available to General Motors for the resale of its registrable securities without registration under the Securities Act.

Master Technical Development Agreement

Under the terms of the Master Technical Agreement with General Motors, we have agreed to work with General Motors to facilitate the integration, interface, and optimization of General Motors’ fuel cell systems with our gaseous fuel storage and handling modules. To that end, the agreement provides for the establishment of joint Quantum/General Motors technical teams to implement statements of work with respect to the development of fuel cell applications. In addition, the agreement provides that both we and General Motors will license our fuel cell related technologies to each other for the purpose of developing, manufacturing and selling the fuel cell applications developed under our strategic alliance.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the distribution, all of our outstanding common stock will be held beneficially and of record by IMPCO. None of our directors or executive officers own shares of our common stock; however, to the extent any of our directors and officers own shares of IMPCO common stock on the record date, they will participate in the distribution on the same terms as other holders of IMPCO common stock.

Under the terms of our strategic alliance, General Motors will acquire Series A common stock representing 19.9% of our issued and outstanding capital stock following the distribution. Upon the closing of an initial public offering of our securities to the general public, the outstanding shares of Series A common stock will automatically be converted into that number of shares of common stock equal to 19.9% of the issued and outstanding capital stock of our company.

The following table sets forth information about the beneficial ownership of IMPCO common stock as of May 13, 2002. It shows shares beneficially owned by each of the following:

•	each person or group of affiliated persons known by us to beneficially own more than 5% of IMPCO’s outstanding common stock;

•	each of our directors;

•	each of the named executive officers; and

•	all directors and executive officers as a group.

We have determined the beneficial ownership shown on this table in accordance with the rules of the Securities and Exchange Commission. Under those rules, if a person held options or warrants to purchase shares of IMPCO common stock that were currently exercisable or exercisable within 60 days of May 13, 2002, those shares are included in that person’s reported holdings and in the calculation of the percentage of IMPCO common stock owned. In connection with the distribution, outstanding options to purchase IMPCO common stock will be converted into options to purchase IMPCO common stock and Quantum common stock. For a description of the conversion of outstanding IMPCO options, please see “Management—Employee Benefit Plans—Treatment of Outstanding IMPCO Options.” The percentage of beneficial ownership is based on 14,122,836 shares of IMPCO common stock outstanding as of May 13, 2002. To our knowledge, each person named in the table has sole voting and investment power over the shares listed by that person’s name, except where we have shown otherwise in the footnotes or where community property laws affect ownership rights. Except where we show otherwise, the address of each of the persons in this table is: c/o Quantum Fuel Systems Technologies Worldwide, Inc., 17872 Cartwright Road, Irvine, California 92614.

Name of Beneficial Owner	Number of IMPCO Shares Beneficially Owned		Percentage Beneficially Owned
Dale L. Rasmussen	215,113	(1)	1.5
Brian A. Runkel	0		*
Syed F. Hussain	113,858		*
Alan P. Niedzwiecki	275		*
Raymond W. Corbin	0		*
Thomas K. Wiedman	7,043	(2)	*
All directors and executive officers as a group (7 persons)	234,936	(3)	1.6%

*	Represents less than 1% of the outstanding common stock of IMPCO.
(1)	Includes 72,113 shares issuable upon exercise of outstanding options that are exercisable within 60 days after May 13, 2002.
(2)	Includes 4,043 shares issuable upon exercise of outstanding options that are exercisable within 60 days after May 13, 2002.
(3)	Includes an aggregate of 88,556 shares subject to outstanding options that are exercisable within 60 days after May 13, 2002.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

We have authority to issue a total of 50,000,000 shares of all classes of stock, of which 15,000,000 may be shares of preferred stock and 35,000,000 may be shares of common stock. Under the Amended and Restated Certificate that will be in effect upon the distribution, we will have authority to issue a total of 80,000,000 shares of all classes of stock, of which 20,000,000 may be shares of preferred stock and 60,000,000 may be shares of common stock. Of those shares of common stock, 12,000,000 shares will be designated as Series A common stock.

Based on the number of shares of IMPCO common stock outstanding as of May 13, 2002 and the distribution ratio, we expect that 14,122,836 shares of our common stock will be distributed to IMPCO stockholders in the distribution. All the shares of our common stock to be distributed to IMPCO stockholders in the distribution will be fully paid and non-assessable and will constitute all the shares of our capital stock that will be outstanding immediately after the distribution. Following the distribution, we will issue to General Motors shares of our Series A common stock representing 19.9% of our capital stock that is outstanding immediately after the distribution. Please see “—Series A Common Stock” and “Certain Relationships and Related Transactions—Agreements with General Motors” for a description of the issuance of our Series A common stock.

Quantum Common Stock

Holders of our common stock will be entitled to one vote for each share on all matters voted on by stockholders. Holders of our common stock will not have cumulative voting rights in the election of directors.

Holders of our common stock will not have subscription, redemption or conversion privileges. Subject to the preferences or other rights of any preferred stock that may be issued from time to time, holders of our common stock will be entitled to participate ratably in dividends on our common stock as declared by our board of directors. Holders of our common stock will be entitled to share ratably in all assets available for distribution to stockholders in the event of liquidation or dissolution of Quantum, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock. No holder of any capital stock of Quantum authorized at the distribution date will have any preemptive right to subscribe for or purchase any securities of any class or kind of Quantum.

Series A Common Stock

Under the terms of our strategic alliance, General Motors will acquire shares of our Series A common stock representing 19.9% of our outstanding capital stock following the distribution. Upon the closing of an initial public offering of our securities to the general public, the outstanding shares of Series A common stock will automatically be converted into that number of shares of common stock equal to 19.9% of the issued and outstanding capital stock of our company. Holders of our Series A common stock will have the same voting rights as holders of our common stock.

Prior to an initial public offering of our securities holders of our Series A common stock receive anti-dilution protection in the event of (i) any issuance of additional shares of common stock (other than shares of common stock and options issued pursuant to our stock option plan); (ii) the issuance of additional shares of common stock as a dividend or other distribution on our outstanding common stock, or (iii) a subdivision or combination of our common stock into a smaller or greater number of shares. The purpose of the anti-dilution protection is to cause the Series A common stock to equal 19.9% of the total issued and outstanding common stock of our company. Subject to the preferences or other rights of any preferred stock that may be issued from time to time, holders of our Series A common stock will be entitled to participate ratably in dividends on our common stock as declared by our board of directors. Holders of our Series A common stock will be entitled to share ratably in all assets available for distribution to stockholders in the event of liquidation or dissolution of Quantum, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock.

Preferred Stock

Our amended and restated certificate of incorporation that will be in effect on the distribution date will authorize our board of directors, without any vote or action by the holders of Quantum common stock, to issue up to 20,000,000 shares of preferred stock from time to time in one or more series. Our board of directors will be authorized to determine the number of shares and designation of any series of preferred stock and the dividend rights, dividend rate, conversion rights and terms, voting rights (full or limited, if any), redemption rights and terms, liquidation preferences and sinking fund terms of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of the Nasdaq National Market or other organizations on whose systems our stock may then be quoted or listed. Depending upon the terms of preferred stock established by our board of directors, any or all series of preferred stock could have preference over our common stock with respect to dividends and other distributions and upon liquidation of our company. Issuance of any such shares with voting powers, or issuance of additional shares of our common stock, would dilute the voting power of our outstanding common stock. We have no present plans to issue any preferred stock.

Transfer Agent and Registrar

Mellon Investor Services LLC will be the transfer agent and registrar for our common stock commencing upon the distribution date.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and By-laws

The following discussion concerns certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated by-laws that could be viewed as having the effect of discouraging an attempt to obtain control of Quantum.

Delaware Law

Under certain circumstances, Section 203 of the Delaware General Corporation Law limits the ability of an “interested stockholder” to effect various business combinations with our company for a three-year period following the time that a stockholder became an interested stockholder. An “interested stockholder” is defined as a holder of more than 15% of the outstanding voting stock. An interested stockholder may engage in a business combination transaction with us within the three-year period only if:

•	our board of directors approved the transaction before the stockholder became an interested stockholder or approved the transaction in which the stockholder became an interested stockholder;

•	the interested stockholder acquired at least 85% of the voting stock in the transaction in which it became an interested stockholder; or

•
our board of directors and the holders of shares entitled to cast two-thirds of the votes entitled to be cast by all of the outstanding voting shares held by all disinterested stockholders approve the transaction.

Under Delaware law, unless the certificate of incorporation or the by-laws provide otherwise, stockholders are not permitted to call a special meeting of the stockholders. Our certificate of incorporation and by-laws do not permit stockholders to call a special meeting.

Certificate of Incorporation and By-laws

The amended and restated certificate of incorporation that will be filed after the distribution will provide that we may from time to time issue shares of preferred stock in one or more series, the terms of which will be determined by our board of directors. We will not solicit approval of our stockholders unless our board of directors believes that approval is advisable or is required by Nasdaq National Market regulations or Delaware law. This could enable our board of directors to issue shares to persons friendly to current management which would render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise and protect the continuity of our management. These additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of our company.

Board of Directors

Our directors, other than those who may be elected by the holders of any class or series of our preferred stock having the right under a preferred stock designation to elect additional directors under specified circumstances, will be classified into three classes, as nearly equal in number as possible, one class originally to be elected for a term expiring at the annual meeting of stockholders to be held in 2002, another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2003 and another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2004, with each director to hold office until his or her successor is duly elected and qualified. Commencing with the 2002 annual meeting of stockholders, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person’s successor is duly elected and qualified.

Our charter will provide that, except as otherwise provided in any preferred stock designation relating to the rights of the holders of any class or series of preferred stock to elect directors under specified circumstances, newly created directorships resulting from any increase in the number of directors and any vacancies on our board of directors resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until the director’s successor shall have been duly elected and qualified. No decrease in the number of directors constituting our board of directors will shorten the term of any incumbent director. Subject to the rights of any class or series of preferred stock having the right under a preferred stock designation to elect directors under specified circumstances, any director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all voting stock then outstanding, voting together as a single class.

These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board of directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

No Stockholder Action by Written Consent; Special Meetings

Our charter and by-laws will provide that stockholders must effect any action required or permitted to be taken at a duly called annual or special meeting of stockholders and that those actions may not be effected by any consent in writing by the stockholders. Except as otherwise required by law or by any preferred stock designation, special meetings of stockholders may be called only by a majority of the whole board or by our chairman of the board of directors or our chief executive officer. No business other than that stated in the notice of meeting may be transacted at any special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our board, our chairman of the board of directors or our chief executive officer.

Advance Notice Procedures

Our by-laws will establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders. These stockholder notice procedures provide that only persons who are nominated by our board of directors, or by a stockholder who was a stockholder of record at the time of giving notice and has given timely written notice to our secretary before the meeting at which directors are to be elected, will be eligible for election as directors. These stockholder notice procedures will also provide that at an annual meeting only business that has been brought before the meeting by our board of directors, or by a stockholder who has given timely written notice to our secretary of the stockholder’s intention to bring such business before the meeting, may be conducted. Under these stockholder notice procedures, for notice of a stockholder nomination for election as a director at an annual meeting to be timely, the notice must be received by our secretary not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day before the first anniversary of the preceding year’s annual meeting, except that, if the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day before the annual meeting and not later than the close of business on the later of the 90th calendar day before the annual meeting or the tenth calendar day following the day on which public announcement of a meeting date is first made by us.

Nevertheless, if the number of directors to be elected to our board of directors is increased and there is no public announcement by us naming all of the nominees for director or specifying the size of our increased board of directors at least 100 calendar days before the first anniversary of the preceding year’s annual meeting, a stockholder’s notice also will be considered timely, but only with respect to nominees for any new positions created by the increase, if it shall be delivered to our secretary not later than the close of business on the 10th calendar day following the day on which the public announcement is first made by us. Under these stockholder notice procedures, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, we must receive notice not earlier than the close of business on the 120th calendar day before the special meeting and not later than the close of business on the later of the 90th calendar day before the special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our board to be elected at the meeting.

In addition, under these stockholder notice procedures, a stockholder’s notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors will be required to contain some specified information. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with our stockholder notice procedures, the individual will not be eligible for election as a director, or the business will not be conducted at the meeting, as the case may be.

Amendments

Our certificate of incorporation that will be in effect on the distribution date will provide that the affirmative vote of the holders of at least 80% of our voting stock then outstanding, voting together as a single class, is required to amend provisions of our certificate of incorporation relating to stockholder action; the number, election and tenure of directors; the nomination of director candidates and the proposal of business by stockholders; the filling of vacancies on our board; and the removal of directors. Our certificate of incorporation will further provide that provisions of our by-laws relating to the foregoing subject matters, including the stockholder notice procedure, may be amended only by the affirmative vote of a majority of the whole board or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class. Other than the provisions of our by-laws referenced above which will require at least 80% of the voting power, the affirmative vote of holders of at least 66 2/3% of the voting power of outstanding shares of voting stock, voting as a single class, will be required to amend our by-laws.

Limitation on Liability and Indemnification of Officers and Directors

Limitation on Liability of Directors

Section 145 of the Delaware General Corporation Law permits the indemnification of directors, officers, employees and agents of a Delaware corporation. Our by-laws provide that we shall indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Quantum pursuant to the foregoing provisions, the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

As permitted by the Delaware General Corporation Law, our certificate of incorporation also limits the liability of our directors for damages in derivative and third party lawsuits for breach of a director’s fiduciary duty except for liability:

•	for any breach of the director’s duty of loyalty to Quantum or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock purchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction for which the director derived improper personal benefit.

The limitation of liability applies only to monetary damages and, presumably, would not affect the availability of equitable remedies such as injunction or rescission. The limitation of liability applies only to the acts or omission of directors as directors and does not apply to any such act or omission as an officer of Quantum or to any liabilities imposed under federal securities law.

Indemnification and Insurance

We intend to obtain directors’ and officers’ insurance providing indemnification for certain of our directors, officers, affiliates, partners and employees for certain liabilities.

Our by-laws, among other things, provide for indemnification of our directors and executive officers for certain expenses, including attorney’s fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Quantum, arising out of such person’s services as a director or executive officer of Quantum, any subsidiary of Quantum or any other company or enterprise to which the person provides services at our request. We believe that these provisions are necessary to attract and retain qualified directors and executive officers.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of Quantum where indemnification is expected to be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement under the Securities Exchange Act of 1934, as amended, with respect to the shares of our common stock being distributed in connection with the distribution. This information statement does not contain all of the information set forth in the registration statement and the exhibits thereto, to which reference is hereby made. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved. The registration statement and the exhibits thereto filed by us with the Securities and Exchange Commission may be inspected at the public reference facilities of the Securities and Exchange Commission listed below.

After the distribution, we will be subject to the informational requirements of the Exchange Act, and in accordance therewith will file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at its principal offices at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information may be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

We intend to furnish holders of our common stock with annual reports containing combined financial statements audited by independent accountants, beginning with the fiscal year ending April 30, 2002.

No person is authorized to give any information or to make any representations other than those contained in this information statement, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this information statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth herein or in our affairs since the date hereof.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholder
Quantum Fuel Systems Technologies Worldwide, Inc.

We have audited the accompanying balance sheets of Quantum Fuel Systems Technologies Worldwide, Inc. (a wholly owned subsidiary of IMPCO) as of April 30, 2000 and 2001, and the related statements of operations, changes in invested equity, and cash flows for each of the three years in the period ended April 30, 2001. Our audits also included the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quantum Fuel Systems Technologies Worldwide, Inc. at April 30, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/S/	ERNST & YOUNG LLP

Long Beach, California
February 11, 2002
except	for the 2nd and 3rd paragraphs of
Note	1, as to which the date
is	May 16, 2002.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE INC.

BALANCE SHEETS
	Year Ended April 30		January 31 2002	Proforma stockholders’ equity January 31 2002
	2000	2001
			(unaudited)	(unaudited)
ASSETS
Current assets:
Cash	$1,768	$4,300	$1,059,735
Accounts receivable less $40,000 allowance for doubtful accounts for each period	9,231,758	9,691,197	3,810,649
Inventories	8,732,603	9,125,998	11,959,818
Other current assets	438,736	1,292,369	1,781,908

Total current assets	18,404,865	20,113,864	18,612,110

Equipment and leasehold improvements, net	4,993,675	12,701,624	13,881,063

Intangible assets

Total assets	$23,398,540	$32,815,488	$32,493,173

LIABILITIES AND INVESTED EQUITY
Current liabilities:
Accounts payable	$3,256,166	$6,673,095	$8,423,452
Other accrued liabilities	785,011	1,872,663	1,645,486
Lines of credit	—	—	12,000,000
Current maturities of capital leases	—	95,345	188,832

Total current liabilities	4,041,177	8,641,103	22,257,770
Capital lease obligations, less current portion	—	182,778	170,388

Commitments and contingencies
Invested equity	19,357,363	23,991,607	10,065,015

Proforma stockholders’ equity (unaudited):
Preferred stock, par value $0.001 per share, 20,000,000 shares authorized, none issued
Series A common stock, par value $0.001 per share, 12,000,000 shares authorized, pro forma 3,508,669 shares issued and outstanding				3,508
Common stock, par value $0.001 per share, 48,000,000 shares authorized, proforma 14,122,836 shares issued and outstanding				14,123
Additional paid in capital relating to common stock				64,050,913

Proforma total stockholders’ equity (unaudited)				$64,068,544

Total liabilities and invested equity	$23,398,540	$32,815,488	$32,493,173

See accompanying notes.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

STATEMENTS OF OPERATIONS

	April 30			Nine Months Ended January 31
	1999	2000	2001	2001	2002
				(unaudited)
Net revenue:
Product sales	$13,456,387	$13,056,901	$15,447,389	9,276,551	$11,389,496
Contract revenue	11,012,811	9,283,877	7,910,540	6,480,061	4,896,695

Total revenue	24,469,198	22,340,778	23,357,929	15,756,612	16,286,191

Costs and expenses:
Cost of product sales	15,347,301	15,081,039	19,452,343	11,567,411	18,512,553
Research and development	8,901,918	12,956,426	26,686,691	17,289,341	26,281,660
Selling, general and administrative	3,712,591	4,938,612	7,458,991	4,871,820	6,350,006

Total costs and expenses	27,961,810	32,976,077	53,598,025	33,728,572	51,144,219

Operating loss	(3,492,612)	(10,635,299)	(30,240,096)	(17,971,960)	(34,858,028)
Interest expense	—	—	4,167	—	301,302
Other income	—	—	—	—	9,555

Net loss	$(3,492,612)	$(10,635,299)	$(30,244,263)	$(17,971,960)	$(35,149,775)

Pro forma basic and diluted loss per share			$(1.72)		$(1.99)

Pro forma number of shares used in the basic and diluted per share calculation			17,631,505		17,631,505

See accompanying notes.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

STATEMENTS OF CHANGES IN INVESTED EQUITY

	Year Ended April 30			Nine Months Ended January 31
	1999	2000	2001	2001	2002
				(unaudited)
Balance at beginning of period	$6,794,265	$15,865,579	$19,357,363	$19,357,363	$23,991,607
Net transfers from IMPCO	12,563,926	14,127,083	34,878,507	24,329,015	21,223,183
Net loss	(3,492,612)	(10,635,299)	(30,244,263)	(17,971,960)	(35,149,775)

Balance at end of period	$15,865,579	$19,357,363	$23,991,607	$25,714,418	$10,065,015

See accompanying notes.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

STATEMENTS OF CASH FLOWS

	Year Ended April 30			Nine Months Ended January 31
	1999	2000	2001	2001	2002
				(unaudited)
Operating activities
Net loss	$(3,492,612)	$(10,635,299)	$(30,244,263)	$(17,971,960)	$(35,149,775)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	890,158	1,217,438	1,687,401	1,163,776	2,042,948
Non-Cash restructuring charge	—	—	—	—	148,750
Changes in operating assets and liabilities:
Accounts receivable	(6,802,005)	(1,626,001)	(459,439)	(1,520,305)	5,880,548
Inventories	(3,258,917)	(2,263,361)	(393,395)	(55,290)	(2,833,820)
Other current assets	(186,284)	(237,888)	(853,633)	(469,059)	(489,539)
Accounts payable	1,965,044	1,291,122	3,416,929	1,075,809	1,750,357
Accrued liabilities	(85,458)	18,501	1,087,652	236,832	(227,192)

Net cash used in operating activities	(10,970,074)	(12,235,488)	(25,758,748)	(17,540,197)	(28,877,723)

Investing activities
Proceeds from sale of equipment and leasehold improvements	—	—	50,089	54,250	—
Purchases of equipment and leasehold improvements	(1,592,852)	(1,890,827)	(9,146,546)	(6,840,536)	(3,143,707)

Cash used in investing activities	(1,592,852)	(1,890,827)	(9,096,457)	(6,786,286)	(3,143,707)

Financing activities
Payments on capital lease obligations	—	—	(20,770)	—	(146,318)
Borrowing under line of credit	—	—	—	—	12,000,000
Net advances from parent	12,563,926	14,127,083	34,878,507	24,329,015	21,223,183

Net cash provided by financing activities	12,563,926	14,127,083	34,857,737	24,329,015	33,076,865

Net increase in cash	1,000	768	2,532	2,532	1,055,435
Cash at beginning of period	—	1,000	1,768	1,768	4,300

Cash at end of period	$1,000	$1,768	$4,300	$4,300	$1,059,735

Supplemental schedule of non-cash activity
Assets acquired under capital leases	$—	$—	$298,893	$252,179	$227,415

See accompanying notes.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE INC.

NOTES TO FINANCIAL STATEMENTS
(Information as of January 31, 2002 and for the Nine Months Ended
January 31, 2001 and 2002 is unaudited)
April 30, 2001

1.    Background and Basis of Presentation

Background

IMPCO Technologies Inc. (IMPCO) announced its intention to spin-off its automotive OEM alternative fuels & fuel cell business to its stockholders. Quantum Fuel Systems Technologies Worldwide, Inc. (formerly the Automotive OEM division of IMPCO) (the Company), which will own this business, will focus on enabling technologies for alternative propulsion and energy in emerging global markets. The Company provides hydrogen and compressed natural gas (CNG) handling and storage system technologies to manufacturers of fuel cell and internal combustion engines.

On October 13, 2000, the Company was incorporated in Delaware as a wholly owned subsidiary of IMPCO. IMPCO has announced its intention to distribute to its stockholders, subject to certain conditions, all shares of the Company owned by IMPCO (the Distribution). On the date of Distribution, IMPCO will distribute the stock of the Company to shareowners of IMPCO based on a distribution ratio of one share of the Company’s Common Stock for every share of IMPCO common stock outstanding on the record date. At the Distribution, the Company’s authorized capital stock will consist of 20,000,000 shares of preferred stock, par value $0.001 per share, no shares issued and outstanding and 60,000,000 shares of common stock, par value $0.001 per share, 17,631,505 shares issued and outstanding, based on the number of IMPCO shares outstanding on May 16, 2002 which is subject to change for the actual number of shares outstanding on the date of Distribution. Of these shares of common stock, 12,000,000 will be designated as Series A common stock. Pro forma loss per share for the year ended April 30, 2001 and the nine months ended January 31, 2002 has been computed based on the number of shares to be distributed on the distribution date and gives effect to the issuance of 3,508,669 shares of the Company’s Series A common stock immediately following the distribution. No employee stock options were included in the computation of pro forma diluted loss per share because their inclusion would be anti-dilutive to the net loss.

The pro forma stockholder’s equity at January 31, 2002 gives effect to the distribution to IMPCO’s stockholders of 14,122,836 shares of common stock in connection with the distribution, the issuance of 3,508,669 shares of the Company’s Series A common stock to General Motors, the infusion of $12 million in cash from IMPCO and the assumption by IMPCO of the debt facility of $12 million (see Notes 6 and 7).

Basis of Presentation

The financial statements include the Company, as well as certain assets, liabilities, and related operations not currently owned by the Company that will be transferred to the Company (the Contribution) from IMPCO. The financial statements include the historical operations to be transferred to the Company by IMPCO (the Company’s Businesses). The Contribution is expected to be substantially complete prior to the distribution and will result in a recapitalization of the Company.

The financial statements have been derived from the financial statements and accounting records of IMPCO using the historical results of operations and historical basis of the assets and liabilities of the Company’s Businesses. Management believes the assumptions underlying the financial statements are reasonable. However, the financial statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented.

The financial statements include allocations of certain IMPCO corporate headquarters’ assets, liabilities, and expenses relating to the Company’s Businesses that will be transferred to the Company from IMPCO. General

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

corporate overhead has been allocated either based on the ratio of the Company’s headcount to IMPCO’s total headcount, on the Company’s revenue as a percentage of IMPCO’s total revenue, or specifically identified costs for the Company. General corporate overhead primarily includes salary and expenses for the executive management, finance, legal, human resources, information services and investor relations departments and amounted to approximately $2,053,000, $2,126,000 and $3,117,000 in 1999, 2000 and 2001, respectively. Management believes the costs of these services charged to the Company are a reasonable representation of the costs that would have been incurred if the Company had performed these functions as a stand-alone company. Following the Contribution, the Company will perform these functions using its own resources or purchased services.

The financial statements also include an allocation from IMPCO to fund a portion of the costs of research conducted by the Company. This allocation was based on management’s determination of which corporate projects were related to the specific intellectual property that will be transferred to the Company as part of the contribution. This allocation amounted to approximately $3,053,000, $7,050,000, and $5,601,000 for fiscal 1999, 2000 and 2001, respectively. Following the Distribution, the Company will satisfy its research requirements using its own resources or through purchased services.

IMPCO uses a centralized approach to cash management and the financing of its operations. Cash deposits from the Company’s Businesses are transferred to IMPCO on a regular basis and are netted against the owner’s net investment account. As a result, none of IMPCO’s cash or debt at the corporate level has been allocated to the Company in the financial statements. Changes in invested equity represent any funding required from IMPCO for working capital, acquisition or capital expenditure requirements after giving effect to the Company’s transfers to or from IMPCO of its cash flows from operations. Until April 2001, the Company has been funded by IMPCO with no debt obligations being transferred to the Company except for capital leases.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of its liabilities in the normal course of conducting business. The Company uses cash generated from IMPCO’s operations, bank financings and investments to fund capital expenditures and research and development, as well as to invest in and operate existing operations and new businesses. In July 2000, IMPCO completed an equity offering in which it received $53.5 million. Until fiscal year 2002, the Company was funded entirely from IMPCO in the form of equity investments. In fiscal year 2002, the Company and IMPCO were co-borrowers of $12.0 million on the Bank of America debt facility. Prior to the distribution, IMPCO will make an additional capital investment of $24 million into the Company, which will consist of the assumption of outstanding amounts under the debt facility, which the Company expects to be $12 million, plus a cash infusion of $12 million. The actual amount of the total capital investment from IMPCO will depend on the timing of the distribution and the Company’s anticipated cash needs.

It is currently anticipated that the Company will require additional sources of financing in order to capitalize on opportunities that management believes to exist in the emerging fuel cell market. These additional sources of financing may include bank borrowings or public or private offerings of equity or debt securities. No assurance can be given that such additional sources of financing will be available on acceptable terms, if at all. Without the additional financing, the Company will be required to delay, reduce the scope of and eliminate one or more of its research and development projects; significantly reduce its capital expenditures; and/or retrench its efforts to meeting short-term production goals.

Interest Expense

The Company’s financial statements include interest expense totaling $0, $0 and $4,167 in 1999, 2000 and 2001, respectively. Until 2001, the Company was funded entirely through investments from IMPCO, who for a significant portion of that period funded the Company from its operations or equity proceeds. It was management’s

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NOTES TO FINANCIAL STATEMENTS—(Continued)

intention of both companies that these advances were interest-free and would never be repaid. The interest expense reflected in the statement of operations is due to the Company’s capital lease obligations and, for the nine months ending January 31, 2002, debt specifically entered into by the Company. Below is the detailed schedule of IMPCO’s Invested Equity (in thousands).

	Year Ended April 30			Nine Months Ended January 31
	1999	2000	2001	2001	2002
				(unaudited)
Balance at beginning of period	$6,794	$15,866	$19,357	$19,357	$23,992
Allocation of Costs from IMPCO	2,053	2,126	3,117	2,205	2,569
Net Intercompany Purchases (Sales)	(4)	232	76	34	141
Cash Transfers from IMPCO	10,516	11,768	31,686	22,090	18,513
Net loss	(3,493)	(10,635)	(30,244)	(17,972)	(35,150)

Balance at end of period	$15,866	$19,357	$23,992	$25,714	$10,065

Average balance	$12,817	$18,946	$22,825	$22,533	$18,262

Income Taxes

The Company’s income taxes are calculated on a separate tax return basis. However, IMPCO was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that the Company would have followed or will follow as a stand-alone entity.

Interim Financial Information (Unaudited)

The financial information as of January 31, 2002 and for the nine month periods ended January 31, 2001 and 2002 is unaudited, but includes all adjustments, consisting only of normal and recurring accruals, that management considers necessary for a fair presentation of its results of operations, financial position and cash flows. Results for the nine month period ended January 31, 2002 are not necessarily indicative of results to be expected for the full fiscal year 2002 or any other future period.

2.    Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include an allocation of costs by IMPCO, assessing the collectability of accounts receivable, the use and recoverability of inventory, the realization of deferred tax assets, useful lives for depreciation periods of tangible assets, provisions for warranty claims, among others. The markets for the Company’s products are characterized by competition, technological development and new product introduction, all of which could impact the future realizability of the Company’s assets. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized on product sales when goods are shipped in accordance with the Company’s shipping terms. Contract revenue for customer funded research and development is principally recognized by the percentage of completion method. Amounts expected to be realized on contracts are based on the Company’s

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NOTES TO FINANCIAL STATEMENTS—(Continued)

estimates of total contract value and costs at completion. These estimates are reviewed and revised periodically throughout the lives of the contracts. Percentage of completion is determined based on costs incurred as a percentage of total estimated costs at completion. Also, the Company includes the costs of shipping and handling, when incurred, in cost of goods sold.

Research and Development Costs

Research and development costs are charged to expense as incurred. This line item includes an allocation from IMPCO for the costs of research conducted by IMPCO (see Note 1). Equipment used in research and development with alternative future uses is capitalized and only the current period depreciation is charged to research and development.

Financial Instruments and Concentration of Credit Risk

The estimated fair values of cash, accounts receivable, accounts payable, and accrued expenses approximate their carrying value because of the short-term maturity of these instruments.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables. The Company conducts a major portion of its business with a limited number of customers. For the past three years and for the foreseeable future, General Motors Corporation (and subsidiaries of General Motors) represents a significant portion of the Company’s sales and outstanding accounts receivable. Credit is extended based upon an evaluation of each customer’s financial condition, with terms consistent with those present throughout the industry. Typically, the Company does not require collateral from customers.

The Company may use derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest and foreign exchange rates. While these hedging instruments could be subject to fluctuations in value, such fluctuations are generally offset by the value of the underlying exposures being hedged. The Company has not had any derivative financial instruments for any of the periods reported. The Company is not a party to leveraged derivatives and does not hold or issue financial instruments for speculative purposes.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method while market is determined by replacement cost for raw materials and parts and net realizable value for work-in-process and finished goods. The Company’s business is subject to the risk of technological and design changes. The Company provides for obsolete or slow-moving inventory based on management’s analysis of inventory levels and future sales forecasts at the end of each accounting period.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at historical cost. Depreciation of equipment is determined using a straight-line method over the assets’ estimated useful lives ranging from three to seven years. Amortization of leasehold improvements, and equipment financed by the Company’s capital lease facility or

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NOTES TO FINANCIAL STATEMENTS—(Continued)

capital expenditure facility, is provided using the straight-line method over the shorter of the assets’ estimated useful lives or the lease terms.

Major renewals and improvements are capitalized and minor replacements, maintenance and repairs are charged to current operations as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the balance sheets and any gain or loss is reflected in the statements of operations.

Warranty Costs

Estimated future warranty obligations related to certain products are provided by charges to operations on a per unit sold accrual rate in the period in which the related revenue is recognized. Estimates are based, in part, on historical experience.

Impairment of Long-Lived Assets

In accordance with Financial Accounting Standards Board (FASB) Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of,” impairment losses are recorded on long-lived assets used in operations when an indicator of impairment (significant decrease in market value of an asset, significant change in extent or manner in which the asset is used or significant physical change to the asset) is present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. The Company has not experienced any significant changes in the business climate or in the use of assets that would require the Company to write-down the value of the assets recorded in the balance sheet.

Income Taxes

Historically, the Company’s operations have been included in IMPCO’s consolidated income tax returns. Income tax expense in the Company’s financial statements has been calculated on a separate tax return basis. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock-Based Compensation

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 “Accounting for Stock Based Compensation,” which established accounting and reporting standards for stock based compensation plans effective after fiscal year 1996. SFAS 123 encourages entities to adopt the fair value based method of accounting; however, it also allows an entity to continue to measure compensation cost using the intrinsic value based method prescribed by Accounting Principles Board No. 25. Such entities who elect to remain on the “intrinsic value based” method must make certain pro forma disclosures as if the new fair value method had been applied. At this time, the Company has not adopted the recognition provision of SFAS 123, but has provided pro forma disclosures (see Note 10).

Comprehensive Loss

Comprehensive loss would include, in addition to net loss, unrealized gains and losses excluded from the statements of operations and would be recorded directly into a separate section of invested equity on the balance

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

sheet. These unrealized gains and losses are referred to as other comprehensive loss items. The Company had no items of other comprehensive loss, and hence there is no difference between the reported net loss and the comprehensive loss during the years ended April 30, 1999, 2000 and 2001.

Recently Issued Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. We expect to adopt FAS 144 as of May 1, 2002 and do not expect that the adoption of the Statement will have a significant impact on our financial position and results of operations.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company expects to adopt FAS 141 as of May 1, 2002 and does not expect that the adoption of the Statement will have a significant impact on its financial position and results of operations.

3.    Related Party Transactions

For the years 1999, 2000, and 2001, respectively, the Company had $3,763, $48,609 and $19,467 of revenue for products sold to IMPCO. For the years 1999, 2000 and 2001, respectively, the Company had $0, $280,803 and $95,683 of products purchased from IMPCO. In connection with the Contribution and Distribution, the Company and IMPCO are expected to execute and deliver the Contribution and Distribution Agreement (the Contribution and Distribution Agreement), and certain related agreements that are summarized below. This summary is qualified in all respects by the terms of the Contribution and Distribution Agreement and such related agreements.

Prior to the distribution, each of the Company’s current executive officers served as an officer or employee of IMPCO and/or its other subsidiaries. In acting on the Company’s behalf, these officers considered not only the short-term and long-term impact of operating decisions on the Company’s business, but also the impact of such decisions on the business of IMPCO. One of the Company’s directors will remain employed by IMPCO and will continue to serve as IMPCO’s Senior Vice President and Secretary after the distribution.

Contribution and Distribution Agreement

The Company and IMPCO will enter into a Contribution and Distribution Agreement which will provide for, among other things, certain corporate transactions required to effect the distribution and other arrangements among IMPCO and the Company subsequent to the distribution. The agreement provides that IMPCO will transfer to the Company the assets constituting IMPCO’s automotive OEM business. The agreement provides for, among other things, assumptions of liabilities and cross-indemnities designed to place financial responsibility on each of the Company and IMPCO for the liabilities of its respective business.

Under the agreement, if the Company or IMPCO acts or fails to act in a manner which causes the distribution to fail to qualify under Section 355 of the Code or Section 355(e) of the Internal Revenue Code to

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

apply to the distribution, the Company or IMPCO will indemnify the other for any tax liability arising from such failure or application.

The agreement also provides for a full release and discharge of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the date of the agreement, between or among the Company or any of its subsidiaries or affiliates, on the one hand, and IMPCO or any of its subsidiaries or affiliates other than the Company, on the other hand, except as expressly set forth in the agreement. The agreement also provides that, except as otherwise set forth therein or in any related agreement, all costs or expenses incurred in connection with the Distribution will be charged to and paid by IMPCO.

Employee Benefit Matters Agreement

The Company will enter into an Employee Benefit Matters Agreement with IMPCO pursuant to which the Company will agree to create independent retirement and other employee benefit plans that are substantially similar to IMPCO’s existing retirement and other employee benefit plans. Under the agreement and effective immediately after the distribution, IMPCO will transfer the assets and liabilities of its existing 401(k) retirement and other benefit plans related to the Company’s employees to the comparable Quantum benefit plans. Generally, following the distribution, IMPCO will cease to have any continuing liability or obligation to the Company’s current employees and their beneficiaries under any of IMPCO’s benefit plans, programs or practices.

Pursuant to the Employee Benefit Matters Agreement, all IMPCO stock options that were outstanding on the record date and that have not been exercised prior to the distribution date will be converted into two stock options: (1) an option to purchase the number of previously-unexercised IMPCO stock options as of the record date, and (2) an option to purchase a number of our common stock equal to the number of previously-unexercised IMPCO stock options times a fraction, the numerator of which is the total number of shares of our common stock distributed to IMPCO stockholders in the distribution and the denominator of which is the total number of IMPCO shares outstanding on the record date for the distribution.

Tax Allocation and Indemnification Agreement

The Company and IMPCO will enter into a Tax Allocation and Indemnification Agreement, which will allocate tax liabilities between the Company and IMPCO and address certain other tax matters such as responsibility for filing tax returns and the conduct of audits and other tax proceedings for taxable periods before and after the distribution date. IMPCO will be responsible for and will indemnify the Company against all tax liabilities relating to the assets and entities that will constitute IMPCO and its subsidiaries, and the Company will be responsible for and will indemnify IMPCO against all tax liabilities relating to the assets and entities that will constitute the Company’s business. In addition, the Company generally will indemnify IMPCO for all tax liabilities arising if the contribution is not tax-free, other than tax liabilities arising in connection with the Company’s assumption of certain IMPCO liabilities.

Transition Services Agreement

The Company will enter into a Transition Services Agreement with IMPCO pursuant to which IMPCO will continue to provide the Company with various administrative services. These services will consist of administrative services including information technology services, employee benefits administration, affirmative action and immigration administration, and payroll processing. This agreement will terminate after a period of six months, but may be terminated earlier by either party as to specific services on certain conditions. The Company will pay fees to IMPCO for services provided in amounts based on IMPCO’s loaded costs incurred in providing such services.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Strategic Alliance Agreement

The Company will enter into a Strategic Alliance Agreement with IMPCO pursuant to which the Company will work with IMPCO in identifying and conducting research and development programs of mutual interest. As part of such research and development activities, the Company may develop, solely or jointly with IMPCO, technology that is owned solely by the Company or jointly with IMPCO. The other purpose of this relationship is to provide IMPCO access to the Company’s advanced technologies, including the CNG storage tanks, fuel injectors, in-tank regulators and other products, for use in automotive, bus and truck and industrial aftermarket applications and in the bus and truck and industrial OEM markets.
4.     Inventories

Inventories consist of the following:

	Year Ended April 30		January 31 2002
	2000	2001
			(unaudited)
Inventories:
Materials and parts	$6,515,332	$8,725,294	$9,341,737
Work-in-process	122,825	247,048	139,207
Finished goods	2,475,907	1,210,565	5,170,906

	9,114,064	10,182,907	14,651,850
Less provision for obsolescence	381,461	1,056,909	2,692,032

Net inventories	$8,732,603	$9,125,998	$11,959,818

5.    Equipment and Leasehold Improvements

Equipment and leasehold improvements consist of the following:

	Year Ended April 30		January 31 2002
	2000	2001
			(unaudited)
Equipment and leasehold improvements:
Dies, molds and patters	$1,217,407	$1,663,548	$2,052,549
Machinery and equipment	2,148,920	3,966,211	4,967,504
Office furnishings and equipment	2,474,811	3,338,192	6,967,158
Automobiles and trucks	143,155	121,980	121,980
Leasehold improvements	1,190,439	1,570,753	2,339,571
Capitalized machinery and equipment	96,910	395,803	623,358
Construction in progress	1,470,547	7,016,661	4,223,415

	8,742,189	18,073,148	21,295,535
Less accumulated depreciation and amortization	3,748,514	5,371,524	7,414,472

Net equipment and leasehold improvements	$4,993,675	$12,701,624	$13,881,063

Equipment and leasehold improvements with a net book value of $238,000 and $209,000 at April 30, 2000 and 2001, respectively, are located outside of the United States.

6.    General Motors Relationship

On June 12, 2001, IMPCO announced a strategic alliance between the Company and General Motors (GM) in which GM would acquire an equity position the Company. The strategic alliance with GM is conditioned on the completion of the Distribution.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Under the alliance, GM will promote the Company as a recommended provider of hydrogen storage, hydrogen handling and associated electronic controls that meet OEM requirements. Additionally, the Company and GM will co-develop technologies that will aid in more rapid commercialization of fuel cell applications. Furthermore, this experience will position the Company to be able to address the stationary power generation and portable power generation markets. Upon effectiveness of the strategic alliance, GM will acquire Series A common stock representing 19.9% of the Company’s outstanding capital stock in consideration of a nominal cash contribution and access to certain GM’s proprietary information. The Company has committed to provide minimum amounts of annual funding to projects approved under the alliance, which the Company has exceeded in all of the past three years. The agreement calls for revenue sharing payments, which do not commence until three years after the effective date of the agreement, on gross revenues from certain applications. Each party will retain the ownership of its existing technology and will jointly own technology that is jointly created under the alliance. The Company will be free to use jointly created technologies in certain aspects of the Company’s business but will be required to share revenues with GM on fuel cell system-related products that are sold to GM or third parties. Pursuant to the strategic alliance with General Motors, the Company agreed to appoint one individual nominated by General Motors to the Company’s board of directors prior to the distribution. The Company also agreed that, during the term of the strategic alliance, the Company will continue to nominate one individual designated by General Motors to the proposed slate of directors to be presented to the Company’s stockholders as necessary for General Motors to retain one seat on the Company’s board of directors. During the term of the strategic alliance, General Motors will also be entitled to appoint a non-voting “ex-officio” board member.

The value of the Series A common stock issued to General Motors after the completion of the Distribution represents the access to certain of General Motors’ proprietary information obtained in connection with the strategic alliance and will be recorded at the fair value of the Series A common shares issued at the date of distribution. The Company will record a corresponding intangible asset, which will be amortized, subject to periodic evaluations for impairment, over the term of the strategic alliance, 10 years. Additionally, the Company will record the nominal cash contribution to be received.

7.    Debt Payable

On April 30, 2001, IMPCO amended its credit facility with Bank of America NT&SA to include a $5,000,000 line of credit for the Company. This line of credit is secured by the assets of the Company and is guaranteed by the parent. This revolving line of credit carries an interest rate of prime plus 0.50%. In September 2001, the credit facility with Bank of America was amended to allow the Company to increase its portion of the line of credit from $5.0 million to $15.0 million. The current banking agreement has been amended to extend the maturity of the line of credit to May 31, 2002. As of January 31, 2002, the outstanding balance on this line of credit was approximately $12,000,000.

Loan Covenants and Collateral.    The current Bank of America credit facilities contain certain restrictions and covenants, as well as limitations on other indebtedness, and is secured by substantially all of the Company’s assets. The Company is in compliance with its restrictions and covenants.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

8.    Income taxes

Income taxes in the Company’s financial statements have been calculated on a separate tax return basis. The following table presents the principal reasons for the difference between the effective tax rate and the federal statutory income tax rate:

	Year Ended April 30
	1999		2000		2001
Income tax benefit at U.S. statutory rates	(34.0%	)	(34.0%	)	(34.0%	)
State and local income taxes, net of federal benefit	(5.8%	)	(5.8%	)	(5.9%	)
Net operating losses and research and development credits retained by IMPCO	32.8%		34.9%		35.1%
Other	3.6%		4.0%		3.6%
Valuation allowance	3.4%		0.9%		1.2%

	0.0%		0.0%		0.0%

The following table presents the federal and state and local provision for income taxes on a separate tax return basis:

	April 30
	1999	2000	2001
Current:
Federal	$—	$—	$—
State and local	—	—	—

Deferred:	—	—	—
Federal	148,000	80,000	300,000
State and local	26,000	14,000	53,000

	174,000	94,000	353,000
Less: Change in Valuation Allowance	(174,000)	(94,000)	(353,000)

Subtotal	—	—	—

Income tax benefit	$—	$—	$—

The components of deferred tax assets and liabilities are as follows:

	April 30
	1999	2000	2001
Deferred income tax assets:
Accrued compensation	$104,000	$139,000	$246,000
Accrued warranty	99,000	85,000	166,000
Inventory	78,000	214,000	457,000
Allowance for doubtful accounts	16,000	16,000	16,000

	297,000	454,000	885,000

Less: Valuation Allowance	(227,000)	(321,000)	(674,000)

Total deferred income tax assets	70,000	133,000	211,000
Deferred income tax liabilities:
Equipment and leasehold improvements	(70,000)	(133,000)	(211,000)

Total deferred tax liabilities	(70,000)	(133,000)	(211,000)

Net deferred tax (liabilities) assets	$—	$—	$—

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NOTES TO FINANCIAL STATEMENTS—(Continued)

The tax credits and net operating losses will remain with IMPCO after the spin-off. The valuation allowance has been established for deferred tax assets due to the lack of earnings history by the Company.

9.    Commitments and Contingencies

Leases

The Company has certain non-cancelable operating leases for facilities and equipment, and non-cancelable capital leases for machinery, equipment and motor vehicles. Future minimum lease commitments under non-cancelable leases at April 30, 2001 are as follows:

	Lease Obligations
	Capital	Operating
2002	$108,696	$1,579,764
2003	108,696	1,615,706
2004	83,783	1,613,544
2005	—	1,278,969
2006	—	867,485
Thereafter	—	1,300,381

Total minimum lease payments	301,175	$8,255,849

Less imputed interest	23,052

Present value of future minimum lease payments	278,123
Less current portion	95,345

Long-term capital lease obligation	$182,778

Total rental expense under the operating leases for fiscal years ended April 30, 1999, 2000, and 2001 was approximately $490,000, $656,000, and $1,763,000, respectively. These leases are non-cancelable and certain leases have renewal options and escalation clauses.

Royalties

The Company has entered into contracts under which it is required to pay royalties for products sold using certain technologies covered by these contracts. No royalty expense was incurred under these contracts for any of the periods reported in the financial statements.

Contingencies

The Company is currently subject to certain legal proceedings and claims arising in the ordinary course of business. Based on discussions with legal counsel, management does not believe that the outcome of any of these matters will have a materially adverse effect on the Company’s financial statements.

Investment and Tax Savings Plan

For the period covered under these financial statements, the Company participated in IMPCO’s Investment and Tax Savings Plan. The Company intends to create an Investment and Tax Savings Plan similar to the plan offered by IMPCO. IMPCO’s Investment and Tax Savings Plan (the Plan) is a defined contribution plan, which is qualified under Internal Revenue Service Code Section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. All employees who are at least age twenty-one or older are

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NOTES TO FINANCIAL STATEMENTS—(Continued)

eligible to participate in the Plan on the first day of employment with the Company. Employees of the Company who elect to participate in the Plan may contribute into the Plan not less than 1% nor more than 15% of compensation. The Company’s matching contributions are discretionary and match elective salary deferrals up to 3% of compensation. Approximately 58% of eligible employees were enrolled in the IMPCO 401(k) plan at April 30, 2001. Contributions attributable to the Company approximated $41,000, $201,000, and $308,000 for fiscal years ended 1999, 2000, and 2001, respectively.

10.    Stockholders’ Equity

(a)  Authorized Capital Stock

Under the certificate that will be in effect on the distribution date, the Company will have authority to issue a total of 80,000,000 shares of all classes of stock, of which 20,000,000 may be shares of preferred stock and 60,000,000 may be shares of common stock. Of those shares of common stock, 12,000,000 will be designated as Series A common stock. On February 11, 2002, the Company issued 1,000 shares to IMPCO for $1.

(b)  Quantum Common Stock

Holders of the Company’s common stock will be entitled to one vote for each share on all matters voted on by stockholders. Holders of common stock will not have cumulative voting rights in the election of directors.

Holders of the Company’s common stock will not have subscription, redemption or conversion privileges. Subject to the preferences or other rights of any preferred stock that may be issued from time to time, holders of the Company’s common stock will be entitled to participate ratably in dividends the Company’s common stock as declared by the board of directors. Holders of common stock will be entitled to share ratably in all assets available for distribution to stockholders in the event of liquidation or dissolution of the Company, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock. No holder of any capital stock of the Company authorized at the distribution date will have any preemptive right to subscribe for or purchase any securities of any class or kind of the Company.

(c)  Series A Common Stock

As part of the GM Strategic alliance, the Company agreed to issue to GM, and GM agreed to acquire that number of shares of the Company’s Series A Common Stock, $0.001 par value per share, which, when combined with all shares of capital stock of the Company then issued and outstanding, shall equal 19.9% of the issued and outstanding shares of the capital stock of the Company. Upon the closing of an initial public offering of the Company’s securities to the general public, the outstanding shares of Series A common stock will automatically be converted into that number of shares of common stock equal to 19.9% of the issued and outstanding capital stock of the Company. Holders of the Company’s Series A common stock will have the same voting rights as holders of the Company’s common stock.

Prior to an initial public offering of the Company’s securities, holders of the Company’s Series A common stock receive anti-dilution protection in the event of (i) any issuance of additional shares of common stock (other than shares of common stock and options issued pursuant to the Company’s stock option plan); (ii) the issuance of additional shares of common stock as a dividend or other distribution on the Company’s outstanding common stock, or (iii) a subdivision or combination of the Company’s common stock into a smaller or greater number of shares. The purpose of the anti-dilution protection is to cause the Series A common stock to equal 19.9% of the total issued and outstanding common stock of the Company. Subject to the preferences or other rights of any preferred stock that may be issued from time to time, holders of Series A common stock will be entitled to participate ratably in dividends on the Company’s common stock as declared by our board of directors. Holders

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

of Series A common stock will be entitled to share ratably in all assets available for distribution to stockholders in the event of liquidation or dissolution of the Company, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock.

(d)  Preferred Stock

The Company’s certificate of incorporation that will be in effect on the distribution date will authorize the board of directors, without any vote or action by the holders of the Company’s common stock, to issue up to 20,000,000 shares of preferred stock from time to time in one or more series. The Company’s board of directors will be authorized to determine the number of shares and designation of any series of preferred stock and the dividend rights, dividend rate, conversion rights and terms, voting rights (full or limited, if any), redemption rights and terms, liquidation preferences and sinking fund terms of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of the NASDAQ National Market or other organizations on whose systems the Company’s stock may then be quoted or listed. Depending upon the terms of preferred stock established by the Company’s board of directors, any or all series of preferred stock could have preference over the Company’s common stock with respect to dividends and other distributions and upon liquidation of the Company. Issuance of any such shares with voting powers, or issuance of additional shares of the Company’s common stock, would dilute the voting power of the Company’s outstanding common stock. The Company has no present plans to issue any preferred stock.

(e)  Stock options

The Company is expected to adopt a Stock Incentive Plan with a maximum number of shares available for grant of options to purchase up to 3,500,000 shares of the Company’s common stock. As part of the spin-off from IMPCO, all stock options from IMPCO will split into stock options of the Company and IMPCO. Based on the distribution ratio afforded IMPCO’s common stock, the current outstanding IMPCO options will split into the same ratio of Quantum stock options. The exercise price of both the IMPCO and Quantum stock options will be adjusted based on the relative market values of the common stock of both companies on the first trading day following the spin-off. All vesting schedules will remain the same and the option holders will not be required to exercise their options concurrently. Accordingly, the adoption of the Company’s stock option plan will not give rise to a compensation charge. Because the Company cannot predict the exact distribution ratio or the relative stock prices on the first day of trading, the Company has chosen to disclose option information on IMPCO’s stock option plans as this is the closest proxy to the effect of the Company’s stock option plan on the Company’s common stock.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

IMPCO has six stock option plans that provide for the issuance of options to key employees and directors of the Company at the fair market value at the time of grant. Options under the plans generally vest in four or five years and are generally exercisable while the individual is an employee or a director, or ordinarily within one month following termination of employment. In no event may options be exercised more than ten years after date of grant. The exercise price of the IMPCO options granted equaled the market price of the IMPCO stock on the grant date.

	Number of Shares	Weighted Average Exercise Price
Outstanding at April 30, 1998	1,308,086	$8.06
Options granted	406,688	9.25
Options exercised	(192,116)	7.46
Options forfeited	(20,000)	12.27

Outstanding at April 30, 1999	1,502,658	$8.40
Options granted	104,974	10.46
Options exercised	(163,326)	7.18
Options forfeited	(122,375)	8.35

Options outstanding at April 30, 2000	1,321,931	$8.72
Options granted	416,453	12.99
Options exercised	(97,572)	9.03
Options forfeited	(46,047)	15.69

Options outstanding at April 30, 2001	1,594,765	$9.62

Shares exercisable at April 30, 1999	489,517	$8.85

Shares exercisable at April 30, 2000	685,334	$8.68

Shares exercisable at April 30, 2001	774,889	$8.33

The following table sets forth summarized information with respect to stock options outstanding and exercisable at April 30, 2001:

	Outstanding			Exercisable
Exercise Price Range	Number of Shares	Average Life	Average Price	Number of Shares	Average Price
$0.00 to $2.45	13,406	0.5	$0.06	13,406	$0.06
$2.45 to $4.90	3,000	0.5	3.89	3,000	3.89
$4.90 to $7.35	151,511	4.6	6.04	128,411	6.01
$7.35 to $9.80	701,665	5.9	7.78	441,871	7.85
$9.80 to $12.25	524,996	7.2	10.91	174,824	11.39
$12.25 to $14.70	138,187	9.7	13.80	3,377	13.03
$14.70 to $17.15	20,000	7.5	16.25	10,000	16.25
$22.05 to $24.50	42,000	9.3	23.36	—	—

	1,594,765			774,889

The Company has elected to account for its employee stock options under Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (APB 25) and related interpretations in accounting for employee stock options. No compensation expense is recorded under APB 25 because the exercise price of the Company’s employee common stock options equals the market price of the underlying common stock on the grant date.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

SFAS 123 requires “as adjusted” information regarding net income and net income per share to be disclosed for new options granted after fiscal year 1996. The fair value of these options was determined at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended April 30
	1999	2000	2001
Expected dividend yield	0.0%	0.0%	0.0%
Calculated volatility	0.584	0.729	0.683
Risk-free interest rate	3%	3%	5%
Expected life of the option in years	8.82	8.82	7.45

The estimated fair value of the options is amortized to expense over the options’ vesting period for “as adjusted” disclosures. The net income per share “as adjusted” for the effects of SFAS 123 is not indicative of the effects on reported net income/loss for future years. The Company’s reported “as adjusted” information at April 30 is as follows (in thousands, except per share amounts):

	Year Ended April 30
	1999	2000	2001
Net loss	($3,493)	($10,635)	($30,244)
As adjusted	($3,648)	($10,537)	($30,547)
Net loss per share as reported - basic and dilutive			(1.72)
Net loss per share as adjusted - basic and dilutive			(1.73)

The number of shares used in the calculation of the “as adjusted” per share amounts was              .

11.    Business Segment and Geographic Information

Business Segments

Although the Company classifies its business operations in one operating segment, the Alternative Fuel business, the Company’s chief operating decision maker allocates resources and tracks performance in three areas: the Alternative Fuel business, Research & Development and Corporate Expenses.

All research and development is expensed as incurred. Research and development expense includes both customer-funded research and development and Company sponsored research and development. Customer funded research and development consists primarily of expenses associated with contract revenue. These expenses include applications development costs funded under customer contracts.

The Company evaluates performance based on profit or loss from operations before interest and income taxes. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies.

All of the Company’s product revenues are generated from alternative fuel systems for automotive OEM applications. The Company’s revenue to unaffiliated customers is derived from within the United States. All of the Company’s long-lived assets are based either in its offices in Sterling Heights, Michigan, Irvine, California, Lake Forest, California and Guaymas, Mexico.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Financial Information by Business Segment.     Financial information by business segment for continuing operations follows (in thousands):

	Fiscal Year Ended April 30			Nine Months Ended January 31
Revenues	1999	2000	2001	2001	2002
				(unaudited)
Alternative fuels	$24,469	$22,341	$23,358	$15,757	$16,286
Research and development	—	—	—	—	—
Corporate expenses	—	—	—	—	—

Total	$24,469	$22,341	$23,358	$15,757	$16,286

	Fiscal Year Ended April 30			Nine Months Ended January 31
Operating Income (Loss)	1999	2000	2001	2001	2002
				(unaudited)
Alternative fuels	$6,004	$1,475	$(1,617)	$435	$(7,037)
Research and development	(5,784)	(7,171)	(21,164)	(13,535)	(21,471)
Corporate expenses	(3,713)	(4,939)	(7,459)	(4,872)	(6,350)

Total	$(3,493)	$(10,635)	$(30,240)	$(17,972)	$(34,858)

The research and development segment of the total operating loss does not include the product application development costs included in cost of contract revenues. In the statements of operations for the fiscal years ended 1999, 2000, 2001 and the nine months ended January 31, 2001 and 2002 (unaudited), the cost of contract revenues of $3,118, $5,786, $5,522, $3,754 and $4,810, respectively, have been included in research and development costs.

	Fiscal Year Ended April 30			Nine Months Ended January 31
Identifiable Assets	1999	2000	2001	2001	2002
				(unaudited)
Alternative fuels	$16,506	$20,668	$23,266	$26,368	$22,219
Research and development	792	849	1,801	2,636	2,664
Corporate expenses	594	1,441	6,452	1,397	5,198

Total identifiable assets	17,892	22,958	31,519	30,401	30,081
Assets not specifically identifiable	705	441	1,296	919	2,412

Total assets	$18,597	$23,399	$32,815	$31,320	$32,493

	Fiscal Year Ended April 30			Nine Months Ended January 31
Capital Expenditures	1999	2000	2001	2001	2002
				(unaudited)
Alternative fuels	$624	$1,404	$4,336	$3,820	$456
Research and development	387	352	2,234	2,430	481
Corporate expenses	582	135	2,577	591	2,207

Total	$1,593	$1,891	$9,147	$6,841	$3,144

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

	Fiscal Year Ended April 30			Nine Months Ended January 31
Depreciation and Amortization	1999	2000	2001	2001	2002
				(unaudited)
Alternative fuels	$568	$659	$591	$558	$630
Research and development	184	207	239	228	534
Corporate expenses	138	351	857	378	879

Total	$890	$1,217	$1,687	$1,164	$2,043

12.    Revenue

The Company has been engineering, testing and validating CNG systems for certain 1997-2003 model year car and truck platforms in compliance with GM’s specifications.

Revenues for development efforts are principally recognized by the percentage of completion method and principally related to contracts with GM. During fiscal year 1999, 2000 and 2001, GM and affiliated companies’ revenues comprised 98.6%, 99.1% and 98.7% of the Company’s total revenues, respectively. As of April 30, 2000 and 2001, GM and affiliated companies’ accounts receivable comprised 98.3% and 89.4% of the Company’s total outstanding accounts receivable, respectively.

As of April 30, 2000 and 2001, accounts receivable includes amounts due under long-term contracts in the amounts of approximately $3,349,000 and $5,004,000, respectively. These amounts represent the recognized sales value of performance that had not been billed and were not billable to customers at these dates. The billing terms for all long-term contracts are based on milestone billings or discrete activities. All amounts due under long term contracts are expected to be collected by the end of the following fiscal year.

13.    Purchases

During fiscal years 1999, 2000, and 2001, respectively, purchases from one vendor constituted approximately 10%, 12% and 7% of net purchases. In fiscal year 1999, 2000 and 2001, 10 suppliers accounted for approximately 50%, 43% and 31% of net purchases, respectively.

14.    Restructuring Charges (unaudited)

Beginning in June 2000, following a successful follow-on offering of common stock by IMPCO, the Company developed a cost structure that included substantial research and development activity, as well as investments in new facilities, to take advantage of our position in the emerging fuel cell industry. In September 2001, in reaction to prevailing market conditions, management enacted a plan to, among other things, significantly reduce the Company’s operating costs.

In December 2001, the Company adopted a plan to close its Guaymas, Mexico manufacturing operations, close one of its Sterling Heights, Michigan offices and terminate the employees supporting these facilities. Accordingly, the Company recorded a charge of approximately $647,000 during the nine months ended January 31, 2002 for headcount reduction, lease and contract exit costs and other asset writedowns. In connection with these actions, the Company initiated involuntary separation plans that included headcount reductions of approximately 62 employees at a cost of $180,000 for severance and related costs. Additional costs of $467,000 were recorded to include losses on asset writedowns, office leases, net of anticipated sublease income over the lease term and contract exit costs.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The major components of the restructuring charges and the remaining accrual balance as of January 31, 2002 are as follows (in thousands):

	Charge	Amounts Used	Accrued Restructuring Costs
Employee termination and severance costs	$180	$180	$—
Lease exit costs	204	—	204
Contract exit costs	114	—	114
Asset writedowns	149	149	—

	$647	$329	$318

15.    Quarterly Results of Operations (unaudited)

A summary of the unaudited quarterly results of operations follows (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal year 2000
Product sales	$66	$5,370	$3,099	$4,522
Contract revenue	1,362	2,428	3,104	2,390
Total revenue	1,428	7,798	6,203	6,912
Cost of product sales	653	5,709	3,845	4,874
Gross profit (loss) on product sales	(587)	(339)	(746)	(352)
Research and development expense	2,613	3,065	3,457	3,821
Net loss	(2,798)	(2,129)	(2,391)	(3,317)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal year 2001
Product sales	$4,323	$2,171	$2,782	$6,171
Contract revenue	2,669	2,695	1,116	1,431
Total revenue	6,992	4,866	3,898	7,602
Cost of product sales	4,732	2,858	3,977	7,885
Gross profit (loss) on product sales	(409)	(687)	(1,195)	(1,714)
Research and development expense	4,570	5,660	7,059	9,398
Net loss(A)	(3,641)	(5,107)	(9,224)	(12,272)

	First Quarter	Second Quarter	Third Quarter
Fiscal Year 2002
Product sales	$4,591	$4,593	$2,205
Contract revenue	2,338	1,247	1,312
Total revenue	6,929	5,840	3,517
Cost of product sales	6,590	7,548	4,374
Gross profit (loss) on product sales	(1,999)	(2,955)	(2,169)
Research and development expense	9,750	9,179	7,353
Net loss(A)	(11,231)	(13,704)	(10,215)

(A)
The Company made certain adjustments in the following quarters of fiscal years 2001 and 2002 resulting from changes in estimates, unusual, or infrequently occurring items and that were material to the results of those quarters.

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

These adjustments increased net loss as follows (in thousands):

For the fiscal year 2001
Third quarter adjustment:
Physical inventory adjustments due to obsolescence:	$150

Fourth quarter adjustment:
Physical inventory adjustments due to obsolescence:	$289

For the fiscal year 2002
First quarter adjustment:
Increase “lower of cost-or-market” reserve related to the GM pick-up truck application	$485
Physical inventory adjustments due to obsolescence:	100

$585
Second quarter adjustment:
Increase “lower of cost-or-market” reserve related to the GM pick-up truck application:	$557
Increase in warranty reserves due to change in estimate:	154
Increase in non-recurring legal and consulting services:	1,344

$2,055
Third quarter adjustment:
Physical inventory adjustments due to obsolescence:	269
Increase in warranty reserves due to change in estimate:	562
Restructuring charge	647
Increase in non-recurring legal and consulting services:	256

$1,734

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Additions Charged/ (Credited) to Cost and Expenses	Write-offs and Other Adjustments	Balance at End of Year
Allow for Doubtful Accounts for the year ended:
April 30, 1999	$(40,000)	—	—	$(40,000)
April 30, 2000	$(40,000)	(209,624)	209,624	$(40,000)
April 30, 2001	$(40,000)	—	—	$(40,000)

Provision for Obsolescence Reserve for the year ended:
April 30, 1999	$—	(152,981)	—	$(152,981)
April 30, 2000	$(152,981)	(255,315)	26,835	$(381,461)
April 30, 2001	$(381,461)	(675,447)	—	$(1,056,909)

Warranty Reserve for the year ended:
April 30, 1999	$—	(246,831)	—	$(246,831)
April 30, 2000	$(246,831)	(281,827)	315,291	$(213,367)
April 30, 2001	$(213,367)	(426,939)	225,313	$(414,993)